
11006981
SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2011
SEMTECH
Green Global Connections

Semtech Corporation is a leading supplier of high-performance and high-quality diversified analog and mixed-signal semiconductor products. We are dedicated to providing proprietary solutions and breakthrough technologies in Power Management, Circuit Protection, Advanced Communications and Sensing products, and Microwave and High-Reliability products. Our products are used in some of the most innovative systems and fastest growing markets in the industry.

2011 Financial Highlights



Revenue (in millions)
$253 $285 $295 $287 $455
2007 2008 2009 2010 2011
EPS
$0.42 $0.71 $0.61 $0.02* $1.12
2007 2008 2009 2010* 2011
Operating Cash Flow (in millions)
$74 $61 $78 $83 $94
2007 2008 2009 2010 2011

*FY2010 EPS impacted by transaction related costs, primarily a one-time tax expense related to the Sierra Monolithics, Inc. acquisition.

Balance Sheet Data

(in thousands)	FY2007	FY2008	FY2009	FY2010	FY2011
Cash, cash equivalents and investments	$338,480	$ 213,397	$ 258,815	$162,223	$ 258,342
Working capital	$325,443	$255,562	$ 279,887	$146,086	$ 259,873
Total assets	$ 521,654	$ 395,412	$420,795	$514,294	$659,943
Other long-term liabilities	$ 9,989	$ 10,680	$ 8,960	$ 35,173	$ 37,503
Total stockholders' equity	$ 481,181	$ 348,710	$378,020	$405,741	$ 528,615

Enabling the explosive demand for bandwidth

Proliferation in the number and types of devices connecting to the internet fuels worldwide demand for bandwidth.

Today's consumers and businesses access the internet not only through personal computers and notebooks but also through smartphones, tablets and portable gaming devices. In addition, the pervasiveness of higher bit rate content, especially streaming and high definition video, has given rise to exponential growth in traffic across wired and wireless networks.

Semtech provides solutions on both ends of the networking spectrum. On the core infrastructure side, our products enable service providers to accommodate this increasing need for bandwidth. As the world's first and only supplier of 40 gigabit-per-second (40G) and 100 gigabit-per-second (100G) multiplexer and demultiplexer chipsets, Semtech facilitates the transmission of voice, video and data signals at very high speeds in the short-reach, metropolitan and long-haul optical network markets. Furthermore, our ToPSync® timing products provide world class synchronization of packet data across networks to ensure flawless delivery of video and audio signals.

On the access side, our products ensure consistent, high-quality user experiences. Semtech's circuit protection products, power management products and touch sensing products allow smartphone and tablet system designers to create the highest performance access devices in the industry. Semtech's capabilities in the areas of circuit protection, power management and touch sensing are proprietary and highly differentiated.






HD


Data Translated from Electrical to Optical with Semtech's 100Gbps MUX Gearbox IC.
Data Translated from Optical to Electrical with Semtech's 100Gbps DEMUX Gearbox IC.
Meeting "Green" Regulations: Semtech's EcoSpeed® Regulator Efficiently Manages Standby and Full Current Power.
Optical Module Power: Semtech's High-Efficiency Regulator to Boost Supply Voltage.


Touch Screen: Semtech's Resistive Touch Controller with 10cm Proximity Sensing.
Tablet Pointing Device: Semtech's Low Voltage μClamp® for ESD Protection.
Semtech's EcoSpeed® Regulator Efficiently Powers Next-Generation Wireless Processor.
Semtech's 6-Channel LED Driver Powers Mid-Size Display Backlight.

Minimizing size and maximizing performance of electronics

In an increasingly mobile and green world, the size and performance of electronic systems are critical.

Users of electronic systems continue to demand portability, efficiency, increased functionality and lower wastage. In the consumer space, smaller form factor devices enable faster signal speeds, longer battery life and ease of transport. In the medical and industrial segments, smaller size reduces real estate and energy usage and enables work processes to move from central offices or hospitals to field locations or remote doctors' offices.

Despite its advantages, miniaturization presents challenges to users and manufacturers. As devices shrink in size, they become more susceptible to electrostatic discharge, which can destroy electronic components and lead to equipment failure. In fact, electrical overstress is a primary cause of product returns to electronics manufacturers.


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Semtech addresses the miniaturization challenges with a suite of products offering the smallest form factors in the industry. We provide the most compact, highest performance and most reliable electrostatic discharge protection for sensitive electronic equipment, including smartphones, tablets, LCD televisions and set-top boxes. We also offer ultra-small power management products that improve efficiencies in consumer, communications and industrial equipment. Finally, our wireless and sensing products perform cutting-edge sensing, measurement and sub-GHz transmission functions using minimal power in small but complex electronic systems, such as hearing aids, remote control units and portable medical equipment.

Creating smart electronics to meet "green" technology standards

Semtech leverages analog expertise to help customers meet their green standards goals.

The global focus on improving energy efficiency and reducing waste is driving systems designers to re-engineer their systems to be smarter and more efficient. Semtech's innovative solutions enable customers to conserve resources, improve efficiency, reduce costs, and ultimately enhance profitability.

Semtech's advanced wireless and sensing products replace power-hungry wired systems with more efficient wireless solutions. In addition, Semtech products are used in numerous applications that enable efficient management of power in systems, including automated meter readers, wireless thermostats, home automation, and smart lighting systems.

Semtech's compact, low-power, highly integrated and efficient power management products enable customers to meet stringent Energy Star requirements by more effectively managing energy usage within electronic devices. In addition, our EcoSpeed® DC/DC converters manage both standby and operating efficiency, reducing power consumption of office automation equipment, networking products, set-top boxes and mobile systems, resulting in reduced energy usage and lower cost.






Smart Lighting Systems:
Semtech's Lowest Power
Integrated UHF RF Transceiver.
Automated Meter Reading:
World's Highest Bit Rate
and Link Budget ISM-Band
Transceiver.
Wireless Alarm and Security Systems:
Semtech's Ultra-Low Power Integrated
UHF RF Receiver.



Creating "green" value from process to product

Semtech products, processes and people work together to lessen the impact of our activities on the world around us.

Semtech believes conducting business in a manner that is less stressful to our planet is both economically viable and a hallmark of good corporate citizenship. In addition to instituting measures to reduce power and water usage in our facilities, we continually review our manufacturing processes and packaging to reduce waste and toxins.

All of our products are lead-free, and Semtech continues to comply with the Restriction of Hazardous Substances (RoHS) and the Waste Electrical & Electronic Equipment (WEEE) Commission standards. Customers can check for quality, reliability, lead-free, RoHS/WEEE and Green compliance information relating to any of our products using our on-line search tool at www.semtech.com/quality.



Semtech produces naturally "green" products. Our smaller form factors require less material to produce and result in less waste at the end of their lives. Our superior protection capabilities prevent mechanical failures of the devices we protect, thus reducing the amount of electronic waste in landfills. In addition, our power management products enable more efficient power distribution and charging across a broad range of devices, resulting in lower energy consumption.

Semtech's employees, management team and directors are committed to reducing our collective environmental impact. From designing smart, efficient products to implementing on-site recycling programs, Semtech is setting the example for how "green" and profitability work hand in hand.

Semtech 2011 Q&A

Q: You've experienced tremendous growth in recent years, relative to the industry. Why do you believe that Semtech can continue to grow at the same rate over the next few years?

A: Semtech's strategy of introducing new analog products into fast-growing markets is working. Our organic growth engine is executing very well, and our pristine balance sheet is also enabling growth through acquisition. The combined strategies have resulted in Semtech becoming one of the fastest growing diversified analog companies in the industry. Semtech's target market is several billions of dollars in size and our share is small today. Our highly differentiated technology, new product platforms and design wins at strategic customers in several very fast-growing segments will enable Semtech to continue to grow and outperform the industry.

Q: What were the main drivers of your gross margin expansion and can you expand it further?

A: Semtech strives to achieve balance in our end markets, balance in our products and balance in our geographies. Our focus on introducing new products into the communications and industrial segments while exiting non-differentiated products in the computing and consumer segments culminated in record gross margin in fiscal year 2011. With this market discipline, preferable product mix and newer, highly differentiated product platforms, Semtech could continue to expand gross margin. However, our goal is to continue to grow the top line and drive accelerated earnings while maintaining gross margin in our target range.

Q: Which emerging technology areas are you most excited about?

A: Semtech has numerous new technology platforms that we believe are going to continue to grow in the future. We are very excited about the opportunity for our touch sensing platforms. In fiscal year 2011, we launched a touch sensor platform that uses very low power and has a proximity sensing range of 10 centimeters, far surpassing the capabilities of any competing device in the market. This technology opens up a variety of opportunities for us in industrial and consumer applications. We are also very excited about the increasing use of microwave technology in commercial communications infrastructure applications. We believe that this segment will be a growth driver for Semtech going forward. Finally, we are already seeing our 100G platforms being deployed across the globe and we expect to maintain our leadership position in 100G core infrastructure applications.

Semtech Letter to Shareholders

Dear Fellow Shareholder,

Fiscal year 2011 was a truly remarkable year for Semtech. Semtech outperformed the market for the fourth consecutive year and achieved many financial milestones that set a new bar for the future. Financial highlights for fiscal year 2011 included:

- record annual net revenue of $455M
- record annual gross margin of 59%
- record annual operating income of $79M
- record annual diluted earnings per share of $1.12
- record new product releases of 171

Fiscal year 2011 was a record year and one that we hope to build upon in fiscal year 2012.

The key to our success has been the outstanding execution in the company combined with a superb acquisition and integration of Sierra Monolithics, Inc. Not only was this the largest acquisition in the company's history but it has changed customers' perceptions of Semtech. Today our customers truly believe that Semtech is a critical partner for them and that their success is directly correlated with our performance.

As we look forward, we are very well positioned in all regions and in many fast-growing attractive markets to continue to deliver exciting, new, disruptive platforms to our customers so they can win in their markets. We are very excited by the opportunities ahead of us, and with our solid balance sheet, we believe that Semtech can confidently embark on its journey to become a billion dollar company.

Thank you for being a Semtech shareholder.



M. Maheswaran

Mohan Maheswaran
President and Chief Executive Officer

Members of the Board



Rockell N. Hankin
Chairman of the Board, Semtech Corporation; Vice Chairman, The Kavli Foundation; Board Member, privately held companies; Investor



Glen M. Antle
Former Chairman and Director of Trident Microsystems, Inc.; Former Chairman of Quickturn Design Systems, Inc.; Former Co-Chairman and CEO of Cadence Design Systems, Inc.



Wilford Dean Baker
Compensation Committee Chair; President, NanoPrecision Holding Company, Inc.; Consultant in Technology and Management



James P. Burra
Vice Chairman and Audit Committee Chair; CEO, Endural, LLC and its predecessors



Bruce C. Edwards
Executive Chairman Emeritus, Powerwave Technologies, Inc.



James T. Lindstrom
Nominating and Governance Committee Chair; Former CFO, eSilicon Corporation



Mohan Maheswaran
President and Chief Executive Officer, Semtech Corporation



John L. Piotrowski
General, USAF (Ret.); President and CEO, Aerospace and Management Consulting


SEMTECH

2011 Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 30, 2011

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 1-6395

SEMTECH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-2119684**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

200 Flynn Road, Camarillo, California, 93012-8790

(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (805) 498-2111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant (based upon the closing sale price of $17.38 on the NASDAQ Global Select Market) as of July 30, 2010 was approximately $776 million. Stock held by directors, officers and shareholders owning 5% or more of the outstanding common stock (as reported by shareholders on Schedules 13D and 13G) were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

The number of shares of the Registrant's common stock outstanding at March 24, 2011 was 64,684,008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference in Part III, Item numbers 11, 12, 13 and 14 and portions of Item 10 of this report to: Definitive Proxy Statement in connection with registrant's annual meeting of shareholders to be held on June 23, 2011, to be filed no later than 120 days after the end of the registrant's fiscal year ended January 30, 2011.

SEMTECH CORPORATION
INDEX TO FORM 10-K
FOR THE YEAR ENDED JANUARY 30, 2011

Special Note Regarding Forward Looking and Cautionary Statements

This Annual Report on Form 10-K (the "Form 10-K") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We may also make forward-looking statements in other reports filed with the Securities and Exchange Commission ("SEC"), in materials delivered to shareholders and in press releases. In addition, Company representatives may make oral forward-looking statements from time to time. Forward-looking statements are statements other than historical information or statements of current condition and relate to matters such as our future financial performance, future operational performance, and our plans, objectives and expectations. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "estimates," "believes," "projects," "should," "will," "plans" and similar words.

Forward-looking statements should be considered in conjunction with the cautionary statements contained in Item 1A "Risk Factors" and elsewhere in this Form 10-K, in our other filings with the SEC, and in material incorporated herein and therein by reference. In light of the risks and uncertainties inherent in all such projected matters, forward-looking statements should not be regarded as a representation by the Company or any other person that our objectives or plans will be achieved or that any of our operating expectations or financial forecasts will be realized. Financial results could differ materially from those projected in forward-looking statements due to known or unknown risks. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to regarding forward-looking statements with caution, you should consider that the preparation of the consolidated financial statements requires us to draw conclusions and make interpretations, judgments, assumptions and estimates with respect to certain factual, legal, and accounting matters. Our financial statements might have been materially impacted if we had reached different conclusions or made different interpretations, judgments, assumptions or estimates.

PART I

Item 1. Business

General

Unless the context otherwise requires, the use of the terms "Semtech," "the Company," "we," "us" and "our" in this Annual Report on Form 10-K refers to Semtech Corporation and, as applicable, its consolidated subsidiaries. We are a leading supplier of analog and mixed-signal semiconductor products and were incorporated in Delaware in 1960. We design, produce and market a broad range of products that are sold principally into applications within the high-end consumer, industrial, computing and communications end-markets.

High-End Consumer: handheld products, set-top boxes, digital televisions, tablet computers, digital video recorders and other consumer equipment.

Industrial: automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, and other industrial equipment.

Computing: desktops, notebooks, servers, graphic boards, monitors, printers and other computer peripherals.

Communications: base stations, optical networks, switches and routers, wireless LAN and other communication infrastructure equipment.

Our end-customers are primarily original equipment manufacturers and their suppliers, including Alcatel-Lucent, Apple, Inc., Cisco Systems, Inc., Compal Electronics, Inc., Finisar Corporation, Huawei Technologies Co., Ltd., Hewlett-Packard, Intel Corporation, LG Electronics, Motorola, Nokia

Siemens Networks, Opnext, Inc., Phonak International, Quanta Computer, Research In Motion Limited, Samsung Electronics Co., Ltd., Sanyo Electric Co., Ltd., Sony Corporation and ZTE Corporation.

Overview of the Semiconductor Industry

The semiconductor industry is broadly divided into analog and digital semiconductor products. Analog semiconductors condition and regulate "real world" functions such as temperature, speed, sound and electrical current. Digital semiconductors process binary information, such as that used by computers. Mixed-signal devices incorporate both analog and digital functions into a single chip and provide the ability for digital electronics to interface with the outside world.

The market for analog and mixed-signal semiconductors differs from the market for digital semiconductors. The analog and mixed-signal industry is typically characterized by longer product life cycles than the digital industry. In addition, analog semiconductor manufacturers tend to have lower capital investment requirements for manufacturing because their facilities tend to be less dependent than digital producers on state-of-the-art production equipment to manufacture leading edge process technologies. The end-product markets for analog and mixed-signal semiconductors are more varied and more specialized than the relatively standardized digital semiconductor product markets.

Another difference between the analog and digital markets is the amount of available talented labor. The analog industry relies more heavily than the digital industry on design and applications talent to distinguish its products from one another. Digital expertise is extensively taught in universities due to its overall market size, while analog and mixed-signal expertise tends to be learned over time based on experience and hands-on training. Consequently, personnel with analog training are scarcer than digital trained engineers. This has historically made it more difficult for new suppliers to quickly develop products and gain significant market share.

Advancements in digital processing technology typically drive the need for corresponding advancements in analog and mixed-signal solutions. We believe that the diversity of our applications allows us to take advantage of areas of relative market strength and reduces our vulnerability to competitive pressure in any one area.

Business Strategy

Our objective is to be a leading supplier of analog and mixed-signal semiconductor devices to the fastest growing areas of our target markets. We intend to leverage our pool of skilled technical personnel to develop new products, or, where appropriate, use acquisitions to either accelerate our position in the fastest growing areas or to gain entry into these areas. In order to capitalize on our strengths in analog and mixed-signal processing design, developing and marketing, we intend to pursue the following strategies:

Leverage our rare analog design expertise

We have developed a strategy to invest heavily in human resources needed to define, design and market high-performance analog platform products. We have built a team of experienced engineers who combine industry expertise with advanced semiconductor design expertise to meet customer requirements and enable our customers to get their products to market rapidly. We intend to leverage this strategy to achieve new levels of integration, power reduction and performance, enabling our customers to achieve differentiation in their end systems.

Continue to release proprietary new products, achieve new design wins, and cross-sell products

We are focused on developing unique, new, proprietary products that bring value to our target customers in our target markets. These products typically are differentiated in performance but are priced competitively. We also focus on achieving design wins for our products with current and future customers. Design wins are indications by the customer that they intend to incorporate our products into their new designs. Our technical talent works closely with our customers in securing design wins, defining new products and in implementing and integrating our products into their systems. We also focus on selling our complete portfolio of products to our existing customers, as we believe the technical expertise of our marketing and sales team allows us to identify and capitalize on cross-selling opportunities.

Focus on fast-growing market segments and regions

We have chosen to target the analog segments of some of the fastest growing end-markets. We participate in these markets by focusing on specific product areas within the analog and mixed-signal market, including products for handheld equipment, high-end consumer equipment, and communications infrastructure and certain broad-based industrial markets. All of these markets are characterized by their need for leading-edge, high-performance analog and mixed-signal semiconductor technologies.

The computing, communications, high-end consumer and industrial end markets we supply are characterized by several trends that we believe drive demand for our products. The key trends that we target include:

- Increasing bandwidth over high-speed networks, fueling growth in high speed voice, video and data transmission
- Increasing electronic system requirements for smaller, lighter, highly integrated and feature rich devices
- Increasing need for more efficient energy management in the home and in industrial environments and the proliferation of "green" standards

Our products address these market trends by providing solutions that are ultra-low power thus extending battery life, small form factor enabling smaller devices, highly integrated enabling more functionality within devices and high performance enabling product differentiation within our customer base. Additionally, as communications functions are increasingly integrated into a range of systems and devices, these products require analog sensing, processing and control capabilities, which increases the number and size of our end-markets. Finally, industrial, medical, high-end consumer and other end-market applications have increasingly incorporated data processing and communications features into their end systems resulting in more complex power and protection requirements, which in turn, has broadened the opportunities for selling our power and protection devices.

We believe that certain geographic markets, such as Asia and Europe represent opportunities for added sales and end-customer diversity. Accordingly, we have bolstered our efforts in these regions to enhance our ability to expand our customer base.

Leverage outsourced semiconductor fabrication capacity

We outsource most of our manufacturing in order to focus more of our resources on defining, developing and marketing our products. We use outside wafer foundries. Our primary outside wafer foundries are based in Asia, the United States, Canada and Europe. Our largest wafer source is a foundry based in China. We believe that outsourcing provides us numerous benefits, including capital efficiency, the flexibility to adopt and leverage emerging process technologies without significant investment risk and a more variable cost of goods, which provides us with greater operating flexibility.

Products and Technology

We design, develop, manufacture and market high-performance analog and mixed signal semiconductor products. We operate and account for results in one reportable segment. Our product lines include:

Protection Products. We design, develop and market high performance protection devices, which are often referred to as transient voltage suppressors ("TVS"). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge generated by the human body, can permanently damage voltage-sensitive components. Our portfolio includes filter and termination devices that can be sold as a complement to TVS devices. Our protection products feature low capacitance, providing robust protection while preserving signal integrity in high-speed voice and video interfaces and are low leakage, thus increasing battery life in electronic devices. Our protection products can be found in a broad range of applications including computer, data-communications, telecommunications and industrial applications.

Advanced Communication and Sensing Products. We design, develop and market a portfolio of proprietary advanced wired communication, wireless communication, sensing integrated circuits ("ICs") and ultra-high speed Serializer/Deserializer ("SerDes") products for transport communication. These ICs perform specialized timing and synchronization functions used in high-speed networks, specialized radio frequency ("RF") functions used in a wide variety of industrial, medical and networking applications, and specialized sensing functions used in industrial and consumer applications and 40Gbps and 100Gbps chips and transceivers for short reach, metro and long haul applications and high performance transceivers for datacenter applications. Our advanced communications products feature a leading integrated timing solution for packet based communications networks. Our wireless and sensing products feature industry leading and longest range industrial, scientific and medical ("ISM") radio, enabling low cost of ownership and increased reliability in all environments. Our unique sensing interface platforms can interface to any sensor and output digital data in any form. Our advanced communications and sensing products can be found in a broad range of applications including communications, industrial, medical and consumer applications.

Power Management Products. Power management products control, alter, regulate and condition the power supplies within electronic systems. The highest volume product types within the power management product line are switching voltage regulators, combination switching and linear regulators, smart regulators and charge pumps. Our power management products feature highly integrated devices for the telecom industry and low-power, small form factor and high-efficiency products for mobile phones, notebook computers, computer peripherals and other portable devices. The primary application for these products is power regulation for computer, communications, high-end consumer and industrial systems.

Microwave and High-Reliability Products. We design, develop and market transceivers for wireless communications infrastructure, including 2G/3G/4G cellular repeaters, WiMAX CPE and base stations and defense and aerospace products, including satellite communication, ground to air beacons and unmanned air vehicles ("UAV"). This product segment also includes our line of high-reliability discrete semiconductor products comprised of rectifiers, assemblies (packaged discrete rectifiers) and other products. These products are typically used to convert alternating currents ("AC") into direct currents ("DC") and to protect circuits against very high voltage spikes or high current surges. Our microwave and high-reliability products can be found in a broad range of applications including industrial, military, medical and communications systems.

Semtech End-Markets

Our products are sold to customers in the computing, communications, high-end consumer, and industrial markets. Our estimates of sales by major end-markets are detailed below:

(percentage of net sales)	Fiscal Years 2011	2010	2009
Computing	9%	14%	18%
Communications	37%	23%	18%
High-End Consumer	33%	40%	37%
Industrial and Other	21%	23%	27%
	100%	100%	100%

We believe that our diversity in end-markets provides stability to our business and opportunity for growth.

The following table depicts our main product lines and their end-market and product applications:

Semtech's Main Product Lines	Specific End-Product Applications Computing	Communications	High-End Consumer	Industrial / Other
Protection	Notebook computers, USB ports, LAN cards	Base stations, DSL equipment, routers and hubs	Smart phones, tablet PCs, PDAs, digital still/video cameras, handheld games, TVs	Handheld measurement or instrumentation devices
Advanced Communications and Sensing	Notebook computers, servers, printers	SONET networks, routers, hubs, switches, 40G/100G line cards, fiber modems and wireless headsets, cellular base stations	Smart phones, media players, tablet PCs, personal navigation, digital still/video cameras	Automated meter reading, industrial control and hearing aids (medical); Automated test equipment
Power Management	Servers, workstations, notebook computers, add-on cards, computer gaming systems, printers, copiers	Network cards, routers and hubs, telecom network boards	Smart phones, tablet PCs, PDAs, digital still/video cameras, handheld games, TVs	Power supplies, industrial systems
Microwave and High-Reliability	—	Base stations, routers, repeaters	—	Military, aerospace, medical

Seasonality

Historically, our results have reflected some seasonality, with demand levels generally being slightly higher in the computer and high-end consumer products segments during the third and fourth quarters of our fiscal year in comparison to the first and second quarters.

Intellectual Capital and Product Development

The design of intellectual property ("IP") and the resulting development of proprietary products is a critical success factor for us. The recruiting and retaining of key technical talent is the foundation for designing, developing and selling this IP, in the form of new proprietary products, in the global marketplace. One of our strategies to recruit this talent is the establishment of multiple design center locations. As a result, we have design centers throughout the world.

Circuit design engineers, layout engineers, product and test engineers, application engineers and field application engineers are our most valuable employees. Together they perform the critical tasks of designing and laying out integrated circuits, turning these circuits into silicon devices, and conferring with customers about designing these devices into their applications. The majority of our engineers fit into one of these categories. Most of these engineers have many years of experience in the design, development and layout of circuits targeted for use in protection, advanced communications and sensing, power management and microwave and high-reliability applications. We also employ a number of software engineers and systems engineers that specialize in the development of software and systems architecture, who enable us to develop systems oriented products in select markets.

In fiscal year 2011, we incurred $69.6 million of product development and engineering expense. This represents 15% of net sales. Product development and engineering costs were $44.8 million or 16% of net sales and $41.4 million or 14% of net sales in fiscal years 2010 and 2009, respectively. We intend to make further investments in research and development in the future, which may include increasing our employee headcount and investing in design and development equipment.

Sales and Marketing

Sales made directly to customers during fiscal year 2011 were approximately 56% of net sales. The remaining 44% of net sales were made through independent distributors. We have direct sales personnel located throughout the United States, Europe and Asia who manage the sales activities of independent sales representative firms and independent distributors. We expense our advertising costs as they are incurred.

We operate internationally primarily through our wholly-owned Swiss subsidiary, Semtech International AG. Semtech International AG serves the European markets from its headquarters in St. Gallen, Switzerland and through its wholly-owned subsidiaries based in France, Germany, Neuchatel – Switzerland, the United Kingdom, China and Malaysia. Semtech International AG maintains branch offices, either directly or through one of its wholly owned subsidiaries, in Taiwan, Korea and Japan. Semtech International also maintains a representative office in China. Independent representatives and distributors are also used to serve customers throughout the world. Some of our distributors and sales representatives also offer products from our competitors, as is customary in the industry.

Customers, Sales Data and Backlog

As a result of the breadth of our products and markets, we have a broad range of customers.

Representative Customers by End-Markets:

Computing	Communications	High-End Consumer	Industrial
Apple	Alcatel-Lucent	Apple	General Atomics
Epson	Cisco	LG Electronics	Honeywell
Hewlett-Packard	Ericsson	Panasonic	Itron
Lenovo	Finisar	Quanta	Phonak
Lexmark	Huawei	Research in Motion	Raytheon
Quanta	Motorola	Samsung	Siemens
Samsung	Nokia Siemens	Sony Ericsson	
	Opnext		
	Samsung		
	ZTE		

Our customers include major original equipment manufacturers ("OEMs") and their subcontractors in the computing, communications, high-end consumer and industrial end-markets. Our products are typically purchased by these customers for our performance, price, or technical support, as compared to our competitors.

During fiscal years 2011, 2010 and 2009, U.S. sales contributed 23%, 19% and 20%, respectively to our net sales. Foreign sales constituted 77%, 81% and 80% of our net sales during fiscal years 2011, 2010 and 2009, respectively. A majority of foreign sales were to customers located in the Asia-Pacific region, with sales to customers located in South Korea and China (including Hong Kong) comprising 10% and 34% of our net sales, respectively, in fiscal year 2011. No other foreign country comprised more than 10% of net sales in fiscal year 2011. See Note 14 to our consolidated financial statements included in Item 8 of this report for additional financial information by geographic region.

A summary of net sales by region follows.

Sales by Region
(in thousands)

	Fiscal Years					
	2011		2010		2009	
North America	$112,404	25%	$ 72,818	25%	$ 72,072	24%
Asia-Pacific	272,079	60%	165,880	58%	172,054	59%
Europe	70,019	15%	47,862	17%	50,694	17%
Total Net Sales	$454,502	100%	$286,560	100%	$294,820	100%

The following table sets forth the concentration of net sales and accounts receivable among the customers that accounted for more than 10% of our net sales in fiscal year 2011:

Concentration of Net Sales - Significant Customers
(percentage of net sales)

	Fiscal Years		
	2011	2010	2009
Samsung Electronics (and affiliates)	12%	17%	15%
Frontek Technology Corp	11%	13%	13%

Concentration of Accounts Receivable - Significant Customers
(percentage of net accounts receivable as of fiscal year end)

	Fiscal years	
	2011	2010
Samsung Electronics (and affiliates)	15%	13%
Frontek Technology Corp	12%	14%

For fiscal year 2011, end-market concentration for our significant customers was as follows:

(percentage of net sales)	Samsung Electronics (and affiliates)	Frontek Technology Corp
Computing	1%	3%
Communications	2%	2%
High-end Consumer	9%(1)	6%
Industrial	0%	0%
	12%	11%

(1) For Samsung Electronics, approximately 49% of the sales into the High-end Consumer end-market relate to products focused on the handheld market, which includes cell phones

Our backlog of orders as of the end of fiscal years 2011, 2010 and 2009 was approximately $112.3 million, $78.8 million and $34.0 million, respectively. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in four to eight weeks. A backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 45 days. We do not have any significant contracts with our customers calling for shipments over a period of more than 18 months.

Manufacturing Capabilities

Our strategy is to outsource the majority of our manufacturing functions to third-party foundries and assembly and test contractors. The third-party foundries fabricate silicon wafers and the assembly and test contractors package and test our products. We believe this outsourcing permits us to take advantage of the best available technology, leverage the capital investment of others, and reduce our operating costs associated with manufacturing assets.

We perform a limited amount of internal probe and final test activities at our facilities in Camarillo, Irvine, Redondo Beach and San Diego, California; Neuchatel, Switzerland; and Reynosa, Mexico. These activities accommodate situations in which tight coupling with product design is desirable or where there are unique requirements. Our packaged discrete rectifier products are packaged and tested in-house in Reynosa, Mexico. Almost all of our other products are packaged and tested by outside subcontractors.

In keeping with our mostly "fabless" business model, we have no wafer fabrication facilities except for our operation in Reynosa, Mexico. For fiscal year 2011, the Reynosa facility provided almost all of the silicon for our packaged discrete rectifier products, which were approximately 5% of our end product sales. The remaining 95% of our end products were supported with finished silicon wafers purchased from outside wafer foundries in China, Taiwan, the United States, Canada, Europe and Israel. We anticipate that more than 90% of all silicon wafers we require will come from outside foundries in fiscal year 2012.

Despite our use of outside wafer foundries for sourcing a majority of our silicon needs, we do maintain internal process development capabilities. Our process engineers work closely with our outside foundries on the improvement and development of process capabilities. In fiscal year 2011, we purchased the vast majority of our wafers from approximately nine different third- party wafer foundries and used various manufacturing processes, including Bipolar, High-Speed Bipolar, Complementary Metal-Oxide-Semiconductor ("CMOS"), RF-CMOS, Bi-CMOS and SiGe processes.

While we do have some redundancy of fabrication processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. As a result, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against this risk.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials, such as silicon wafer substrates, may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits have all increased in recent years as demand has grown for these basic commodities. In most cases we do not procure these materials ourselves but we are nevertheless reliant on these materials for producing our products because our outside foundry and package and test subcontractors must procure them. To help minimize risks associated with constrained capacity, we use multiple foundries and have taken other steps to reserve capacity at certain foundries.

Our largest wafer source is a foundry in China. In fiscal year 2011, this Chinese foundry provided 49% of our total silicon requirements in terms of cost of wafers purchased. We have consigned certain equipment to this foundry to support our specialized processes run at the foundry and to ensure a specified level of capacity over the next few years. The provision of these assets to the wafer foundry is factored into our pricing arrangement with the foundry.

Most of our ultra-high speed SerDes products and microwave and high-reliability products are dependent on a single fabrication facility, located within the United States, for wafers.

We use third-party subcontractors to perform almost all of our assembly and test operations. A majority of our assembly and test activity is conducted by third-party subcontractors based in Malaysia, the Philippines, Thailand and China. We have operations offices located in the Philippines, Malaysia and China that support and coordinate some of the worldwide shipment of products. We have installed our own test equipment at some of our packaging and testing subcontractors in order to ensure a certain level of capacity, assuming the subcontractor has ample employees to operate the equipment.

Our arrangements with both outside wafer foundries and package and test subcontractors are designed to provide some assurance of capacity but are not expected to assure access to all the manufacturing capacity we may need in the future.

Competition

The analog and mixed-signal semiconductor industry is highly competitive, and we expect competitive pressures to continue. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, our ability to execute on new product developments and our ability to persuade customers to design these new products into their applications. Our industry is characterized by decreasing unit selling prices over the life of a product as the volumes typically increase. However, price decreases can sometimes be quite rapid and faster than the rate of increase of the associated product volumes. We believe we compete effectively based upon our ability to capitalize on efficiencies and economies of scale in production and sales, and our ability to maintain or improve our productivity and product yields to reduce manufacturing costs.

We are in direct and active competition, with respect to one or more of our product lines, with numerous manufacturers of varying size, technical capability and financial strength. A number of these competitors are dependent on semiconductor products as their principal source of income, and some are much larger than we are. The number of competitors has grown due to expansion of the market segments in which we participate. We consider our primary competitors with respect to our protection products to include STMicroelectronics N.V., NXP Semiconductors N.V., ON

Semiconductor Corporation, Protek Devices and Infineon Technologies AG. Our primary competitors with respect to our advanced communications and sensing products are Silicon Laboratories, Integrated Device Technology Inc., Zarlink Semiconductor Inc., Micrel Inc., NXP Semiconductors N.V., Cypress Semiconductor Corporation, Broadcom Corporation, Inphi Corporation, and internal solutions. With respect to our power management products we consider our primary competitors to include Texas Instruments Inc., National Semiconductor Corporation, Linear Technology Corporation, Maxim Integrated Products Inc., Advanced Analogic Technologies Inc., and Monolithic Power Systems Inc. Our primary competitors with respect to our microwave and high-reliability products include Microsemi Corporation, Hittite Microwave Corporation, L3 Communications Holdings Inc., and gallium arsenide product manufacturers.

Intellectual Property and Licenses

We have been granted 89 U.S. patents and 37 foreign patents and have numerous patent applications pending with respect to our products and to technologies associated with our business. The expiration dates of issued patents range from 2014 to 2029.

Although we consider patents to be helpful in maintaining a competitive advantage, we do not believe they create definitive competitive barriers to entry. There can be no assurance that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others.

We license certain patents and other intellectual property to others in exchange for use of the other party's intellectual property and/or royalties or other fees which, in the aggregate, were not material in fiscal year 2011. We believe the duration and other terms of the licenses are appropriate for our needs.

We have registered many of our trademarks in the U.S. and in various foreign jurisdictions. Registration generally provides rights in addition to basic trademark protections and is typically renewable upon proof of continued use. We have registered, or are in the process of registering, our SEMTECH trademark in many jurisdictions. In one location use of this trademark is prohibited, but we are permitted to use our Semtech International trade name. This restriction has not had a material impact on our business to date and we do not anticipate it will have a material impact in the future.

We also have registered certain materials in which we have copyright ownership, which provides additional protection for this intellectual property.

Employees

As of January 30, 2011, we had 982 full-time employees. There were 294 employees in research and development, 201 in sales, marketing and field services, and 122 in general, administrative and finance. The remaining employees support operational activities, including product and test engineering, assembly, manufacturing, distribution and quality functions.

We have not had a work stoppage in at least the last decade and the only unionized employees are approximately 240 Mexican nationals who work at our manufacturing facility in Reynosa, Mexico. Our employee relations during the last fiscal year have been, and remain, satisfactory.

We adjust our workforce from time to time to meet the changing needs of our business. Competition for key design engineering talent globally is significant.

Government Regulations and Environmental Matters

We are required to comply, and it is our policy to comply, with numerous government regulations that are normal and customary to businesses in our industry and that operate in our markets and operating locations.

Our sales that serve the military and aerospace markets primarily consist of our Microwave and High-Reliability products that have been qualified to be sold in these markets by the U.S. Department of Defense ("DOD"). In order to maintain these qualifications, we must comply with certain specifications promulgated by the DOD. As part of maintaining these qualifications, we are routinely audited by the DOD. Based on current specifications, we believe we can maintain our qualifications for the foreseeable future. However, these specifications could be modified by the DOD in the future or we could become subject to other government requirements, which could make the manufacturing of these products more difficult and thus could adversely impact our profitability in the Microwave and High-Reliability product line. The U.S. State Department has determined that a small number of special assemblies from the Microwave and High-Reliability product line are subject to the International Traffic in Arms Regulations ("ITAR"). We have a Technical Assistance Agreement in place that permits us to assemble certain of these products in Mexico. Other products subject to ITAR regulations are manufactured in our Redondo Beach, CA facilities. International shipments of these products require a State Department license.

Our facilities throughout the world are subject to various environmental laws and regulations and we believe our operations are in substantial compliance with those laws and regulations. Due to our limited manufacturing operations, the expense related to environmental compliance for our ongoing operations was immaterial for fiscal years 2011, 2010 and 2009 and has not had any material adverse effect on our capital expenditures, net income, or competitive position. New laws or regulations or changes to existing laws or regulations could subject our ongoing operations to different or additional environmental standards that could increase our cost of compliance in the future. In addition, our cost of doing business could increase if our suppliers increase prices to recoup the cost of their compliance with environmental laws or regulations.

We have incurred, and may continue to incur, liabilities under various statutes for the cleanup of pollutants at locations we have operated and at third-party disposal and recycling sites we have used (see Note 12 to our consolidated financial statements included in Item 8 of this report). During fiscal years 2011, 2010 and 2009, the expense incurred with respect to these clean up matters was not material.

We have used an environmental firm, specializing in hydrogeology, to perform monitoring of the groundwater at our former facility in Newbury Park, California that we leased for approximately forty years. We vacated the building in May 2002. Certain contaminants have been found in the local groundwater and site soils. Groundwater monitoring results to date over a number of years indicate that groundwater contaminants are in full or in material part from adjacent facilities. Responsibility for soil contamination remains under investigation. The location of key soil contamination is concentrated in an area of an underground storage tank that the Company believes to have been installed and used in the early 1960s by a former tenant at the site who preceded the Company's tenancy. There are no claims pending or asserted by the U.S. Environmental Protection Agency with respect to environmental matters at the Newbury Park site. However, the applicable regulatory agency having authority over the site issued joint instructions in November 2008, ordering the Company and the current owner of the site to perform additional assessments and surveys, and to create ongoing groundwater monitoring plans before any final regulatory action for "no further action" may be approved. In September 2009, the regulatory agency issued supplemental instructions to the Company and the current site owner regarding the previously ordered site assessments, surveys and groundwater monitoring. The costs to perform all site work directed by the regulatory agency to date are not anticipated to be material. The Company and the site owner have agreed on an equitable cost sharing arrangement for current site work. At January 30, 2011, accrued liabilities includes approximately $243,000 of fees payable in connection with pending testing and monitoring activities at this site. It is not currently possible to determine the ultimate amount, if any, of future site clean-up costs that may be directed by the regulatory agency following the current site assessments and surveys. Accordingly, no reserve for site clean-up costs has been provided at this time.

Available Information

General information about us can be found on our website at www.semtech.com. The information on our website is for informational purposes only and should not be relied on for investment purposes. The information on our website is not incorporated by reference into this report and should not be considered part of this or any other report filed with the SEC.

We make available free of charge, either by direct access on our website or a link to the SEC website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Our reports filed with, or furnished to, the SEC are also available directly at the SEC's website at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider and evaluate all of the information in this report, including the risk factors listed below. The risks described below are not the only ones facing our company. Additional risks not now known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline.

As discussed earlier in "Special Notes Regarding Forward Looking and Cautionary Statements," this report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors including the risks faced by us described below and elsewhere in this report, in our other filings with the SEC, and in material incorporated herein and therein by reference. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Relating to General Business Conditions

Our future results may fluctuate, fail to match past performance or fail to meet expectations

Our results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of:

- general economic conditions in the countries where we sell our products;
- seasonality and variability in the computer market and our other end-markets;
- the timing of new product introductions by us and our competitors;
- product obsolescence;
- the scheduling, rescheduling or cancellation of orders by our customers;
- the cyclical nature of demand for our customers' products;
- our ability to develop new process technologies and achieve volume production;
- changes in manufacturing yields;
- capacity utilization;

- product mix and pricing;
- movements in exchange rates, interest rates or tax rates;
- the availability of adequate supply commitments from our outside suppliers;
- the manufacturing and delivery capabilities of our subcontractors; and
- litigation and regulatory matters.

As a result of these factors, our past financial results are not necessarily indicative of our future results.

Downturns in the business cycle could adversely affect our revenues and profitability

The semiconductor industry is highly cyclical and has experienced significant downturns, which are characterized by reduced product demand, production overcapacity, increased levels of inventory, industry-wide fluctuations in the demand for semiconductors and the significant erosion of average selling prices. The cyclical nature of the semiconductor industry may cause us to experience substantial period-to-period fluctuations in our results of operations. The growth rate of the global economy is one of the factors affecting demand for semiconductor components. Many factors could adversely affect regional or global economic growth including increased price inflation for goods, services or materials, rising interest rates in the United States and the rest of the world, or tight credit markets. In addition, economic slowdowns may also affect our customers' ability to pay for our products. Accordingly, economic slowdowns may harm our business.

Current global economic conditions could reduce demand for our products

Current global economic conditions pose a risk to the overall economy as consumers and businesses may continue to defer purchases in response to the uncertainty around tighter credit and negative financial news. These conditions could reduce demand for our products. Such demand could be different from our expectations due to many factors including changes in business and economic conditions, conditions in the credit market that affect consumer confidence, customer acceptance of our products, changes in customer order patterns, including order cancellations, and changes in the level of inventory held by vendors.

Business interruptions could harm our business

Our corporate headquarters, a portion of our assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. We do not maintain earthquake insurance and our business could be harmed in the event of a major earthquake. We generally do not maintain flood coverage, including for our Asian locations where certain of our operations support and sales offices are located. Such flood coverage has become very expensive; as a result the Company has elected not to purchase this coverage. If one of these locations were to experience a major flood, our business may be harmed.

Our business could be harmed if natural disasters interfere with production of wafers by our suppliers, assembly and testing of products by our subcontractors, or our distribution network. We maintain some business interruption insurance to help reduce the effect of such business interruptions, but we are not fully insured against such risks. Likewise, our business could be adversely impacted if a natural disaster were to shut down or significantly curtail production by one or more of our end customers. Any such loss of revenue due to a slowdown or cessation of end customer demand is uninsured.

When natural disasters, like the recent earthquake and Tsunami in Japan (whose market represents approximately 7% of our revenue) result in wide-spread destruction, the impact on our business may not be readily apparent. This is especially true when trying to assess the impact of the disaster on our end customers, who themselves may not fully understand the impact of the event on their business. As a result, although we do not currently expect a material adverse impact on our results of operations from the recent earthquake and Tsunami in Japan, we are currently unable to assess the full impact of these events and there is no assurance that our results of operations may not be materially affected as a result of the impact of this disaster on our end customers.

We rely on third party freight firms for nearly all of our shipments from vendors to assembly and test sites, primarily in Asia, and for shipments of our final product to customers. This includes ground and air transportation. Any significant disruption of such freight business globally or in certain parts of the world, particularly where our operations are concentrated, could materially affect our ability to generate revenues. Business interruption insurance may not provide enough protection to compensate us for losses that may occur. Accordingly, any of these disruptions could significantly harm our business.

Terrorist attacks, wars and other acts of violence, such as those that may result from the tension in the Middle East and the Korean peninsula, or any other national or international crisis, calamity or emergency, may result in interruption to the business activities of many entities, business losses and overall disruption of the U.S. economy at many levels. These events may directly impact our physical facilities or those of our customers and suppliers. Additionally, these events or armed conflicts may cause some of our customers or potential customers to reduce the level of expenditures on their services and products that ultimately may reduce our revenue. The consequences of these reductions are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. For example, as a result of these events, insurance premiums for businesses may increase and the scope of coverage may be decreased. Consequently, we may not be able to obtain adequate insurance coverage for our business and properties. To the extent that these disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending, or our inability to effectively market our services and products, our business and results of operations could be harmed.

We operate a manufacturing facility in Reynosa, Mexico. Certain regions in Mexico have experienced high levels of violence. Any significant disruption of our operations at this facility could materially affect our ability to generate revenues for certain products within our High-reliability product line. Some of the products that we produce at this facility require certification by the Defense Contract Audit Agency ("DCAA"). As a result of the recent violence in Mexico, the DCAA is not sending its auditors to Mexico. While certification renewal is not expected to be required within the next twelve months, if we are unable to obtain required certification renewals, either directly through the DCAA or through a qualifying third party, our revenues for certain products within our High-reliability product line could materially decline.

A large percentage of our sales are to customers located in Asia and a large percentage of our products are manufactured in Asia. One of our largest customer bases in Asia is located in Taiwan. Our largest wafer source is located in China. An outbreak of SARS or other health related issues, such as an avian influenza (bird flu) pandemic, could have a negative impact on consumer demand, on travel needed to secure new business or manage our operations, on transportation of our products from our suppliers or to our customers, or on workers needed to sell or manufacture our products or our customers' products.

Risks Relating to Production Operations

We obtain many essential components and materials and certain critical manufacturing services from a limited number of suppliers and subcontractors, most of which are foreign-based entities

Our reliance on a limited number of subcontractors and suppliers for wafers, packaging, testing and certain other processes involves several risks, including potential inability to obtain an adequate supply of required components and reduced control over the price, timely delivery, reliability and quality of components. These risks are attributable to several factors, including limitations on resources, labor problems, equipment failures or the occurrence of natural disasters. The good working relationships we have established with our suppliers and subcontractors could be disrupted, and our supply chain could suffer, if a supplier or subcontractor were to experience a change in control. There can be no assurance that problems will not occur in the future with suppliers or subcontractors. Disruption or termination of our supply sources or subcontractors could significantly delay our shipments and harm our business. Delays could also damage relationships with current and prospective customers. Any prolonged inability to obtain timely deliveries or quality manufacturing or any other circumstances that would require us to seek alternative sources of supply or to manufacture or package certain components internally could limit our growth and harm our business.

We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are incorporated into our end products or used by our suppliers to process our end products. Increased commodity prices are passed on to us in the form of higher prices from our suppliers, either in the form of general price increases or commodity surcharges. Although we generally deal with our suppliers on a purchase order basis rather than on a long-term contract basis, we generally attempt to obtain firm pricing for volumes consistent with planned production. Our gross margins may decline if we are not able to increase selling prices of our products or obtain manufacturing efficiencies to offset the increased cost. We do not enter into formal hedging arrangements to mitigate against commodity risk.

Most of our outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Malaysia, Korea, Taiwan, Israel, the Philippines and Germany. For fiscal year 2011, approximately 49% of our silicon in terms of cost of wafers, was supplied by a third-party foundry in China, and this percentage could be even higher in future periods. For fiscal years 2010 and 2009, approximately 50% and 40%, respectively, of our silicon in terms of cost of wafers was supplied by this third-party foundry in China. While our utilization of multiple outside foundries does create some redundancy of fabrication processes, any interruption of supply by one or more of these foundries could materially impact us. We maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk.

A majority of our package and test operations are performed by third-party contractors based in Malaysia, Korea, the Philippines and China. Our international business activities, in general, are subject to a variety of potential risks resulting from political and economic uncertainties. Any political turmoil or trade restrictions in these countries, particularly China, could limit our ability to obtain goods and services from these suppliers and subcontractors. The effect of an economic crisis or political turmoil on our suppliers located in these countries may impact our ability to meet the demands of our customers. If we find it necessary to transition the goods and services received from our existing suppliers or subcontractors to other firms, we would likely experience an increase in production costs and a delay in production associated with such a transition, both of which could have a significant negative effect on our operating results, as these risks are substantially uninsured.

Our ultra-high speed SerDes products and most of our microwave and high-reliability products are dependent on a single fabrication facility, located within the United States, for wafers. Any extended or continued interruption of supply by this supplier facility could materially impact our ability to ship these products to customers. An extended or protracted failure by us to deliver products to customers in accordance with contractual delivery commitments could result in lost business opportunities and may in certain circumstances trigger contractual penalties or other contractual liabilities to customers, including stipulated delay fees and/or the cost differential of substitute products.

Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall, or a software solution that would cure the defect but impede performance of the product. We may also be subject to product returns in the ordinary course of our business which could impose substantial costs and harm our business. Beyond the potential direct cost associated with product failures, loss of confidence by major customers could cause sales of our other products to drop significantly.

Product liability claims may be asserted with respect to our technology or products. Our products are typically sold at prices that are significantly lower than the cost of the modules or end-products into which they are incorporated. A defect or failure in our product could give rise to failures in the module or the ultimate end-product, so we may face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved, especially if our customer seeks to recover for damage claims made against it by its own customers. While we maintain some insurance for such events, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims not covered by insurance.

Our general warranty policy provides for repair or replacement of defective parts. In some cases, a refund of the purchase price is offered. In certain instances, we have agreed to other warranty terms, including some indemnification provisions, which could prove to be significantly more costly than repair, replacement or refund. If there is a substantial increase in the rate of customer claims, if our estimate of probable losses relating to identified warranty exposures prove inaccurate, or if our efforts to contractually limit liability prove inadequate, we may record a charge against future cost of sales.

Risks Relating to Research and Development, Engineering, Intellectual Property and New Technologies

We may be unsuccessful in developing and selling new products, which is central to our objective of maintaining and expanding our business

We operate in a dynamic environment characterized by price erosion, rapid technological change, and design and other technological obsolescence. Our competitiveness and future success depend on our ability to achieve design wins for our products with current and future customers and introduce new or improved products that meet customer needs while achieving favorable margins. A failure to achieve design wins, to introduce these new products in a timely manner, or to achieve market acceptance for these products could harm our business.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

- timely and efficient completion of process design and development;
- timely and efficient implementation of manufacturing and assembly processes;
- product performance;
- the quality and reliability of the product; and
- effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

We may be unable to adequately protect our intellectual property rights

We pursue patents for some of our new products and unique technologies, but we rely primarily on trade secret protections through a combination of nondisclosure agreements and other contractual provisions, as well as our employees' commitment to confidentiality and loyalty, to protect our know-how and processes. We intend to continue protecting our proprietary technology, including through trademark and copyright registrations and patents. Despite this intention, we may not be successful in achieving adequate protection. Our failure to adequately protect our material know-how and processes could harm our business. There can be no assurance that the steps we take will be adequate to protect our proprietary rights, that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others. Furthermore, the laws of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as laws in the United States.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other intellectual property rights. Due to the number of competitors, intellectual property infringement is an ongoing risk since other companies in our industry could have intellectual property rights that may not be identifiable when we initiate development efforts. Litigation may be necessary to enforce our intellectual property rights and we may have to defend ourselves against infringement claims. Any such litigation could be very costly and may divert our management's resources. If one of our products is found to infringe on a third party's rights, we may have liability for past infringement and may need to seek a license to use such intellectual property going forward. If a license is not available or if we are unable to obtain a license on terms acceptable to us, we would either have to change our product so that it does not infringe or stop making the product.

We must commit resources to product production prior to receipt of purchase commitments and could lose some or all of the associated investment

Sales are made primarily on a current delivery basis, pursuant to purchase orders that may be revised or cancelled by our customers without penalty, rather than pursuant to long-term contracts. Some contracts require that we maintain inventories of certain products at levels above the anticipated needs of our customers. As a result, we must commit resources to the production of products without binding purchase commitments from customers. Our inability to sell products after we devote significant resources to them could harm our business.

Risks Relating to International Operations

We sell and trade with foreign customers, which subjects our business to increased risks

Sales to foreign customers accounted for approximately 77% of net sales in the fiscal year ended January 30, 2011. Sales to our customers located in China (including Hong Kong) and South Korea constituted 34% and 10%, respectively, of net sales for fiscal year 2011. International sales are subject to certain risks, including unexpected changes in regulatory requirements, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors and representatives, difficulties in staffing and managing foreign subsidiary and branch operations and potentially adverse tax consequences. These factors may harm our business. Our use of the Semtech name may be prohibited or restricted in some countries, which may negatively impact our sales efforts. In addition, substantially all of our foreign sales are denominated in U.S. dollars and currency exchange fluctuations in countries where we do business could harm us by resulting in pricing that is not competitive with prices denominated in local currencies.

Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have an adverse impact upon financial results

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates. Certain of our assets, including certain bank accounts, exist in non-U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. The non-U.S. dollar-denominated currencies are principally the Swiss Franc, Euro, Mexican Peso and British Pound Sterling. We also have a significant number of employees that are paid in foreign currency, the largest groups being United Kingdom-based employees who are paid in British Pound Sterling, Swiss-based employees who are paid in Swiss Francs, and Mexican nationals who are paid in Mexican Pesos.

If the value of the U.S. dollar weakens relative to these specific currencies, as it has done in recent years, the cost of doing business in terms of U.S. dollars rises. With the growth of our international business, our foreign currency exposures may grow and under certain circumstances, could harm our business.

From time to time, we do a limited amount of hedging of our foreign exchange exposure. As of or during the year ended January 30, 2011, we had no foreign currency hedging contracts in place. As a means of managing our foreign exchange exposure, we routinely convert U.S. dollars into foreign currency in advance of the expected payment. Any future use of forward contracts to hedge foreign exchange exposure may be required to be marked-to-market each quarter and can create volatility in net income not directly tied to our operating results.

We may be subject to increased tax liabilities [and an increased effective tax rate] if we need to repatriate funds held by our foreign subsidiaries

As of January 30, 2011, our foreign subsidiaries held approximately $165.7 million of cash, cash equivalents, and short-term investments and $225.7 million of unremitted earnings for which no Federal or state taxes have been provided. If we needed these funds for investment in our domestic operations, any repatriation, such as that which occurred in fiscal year 2010 to partially fund the acquisition of SMI, could result in increased tax liabilities.

In the third quarter of fiscal year 2010, in connection with the pending acquisition of SMI, we changed our prior assertions regarding the amount of foreign subsidiary earnings that were considered to be permanently reinvested offshore. This change in assertion resulted in a $39.2 million increase in the tax provision for the period ended October 25, 2009 and our effective tax rate for fiscal year 2009 was 97% compared to 9% in fiscal year 2011 and 19% in fiscal year 2009. If we were to change our assertions in the future, this could adversely affect our earnings per share.

We are subject to export restrictions and laws affecting trade and investments

As a global company headquartered in the United States, we are subject to U.S. laws and regulations that limit and restrict the export of some of our products. Compliance with these laws has not significantly limited our operations or our sales in the recent past, but could significantly limit them in the future. We maintain an export compliance program but there are risks that the compliance controls could be circumvented, exposing us to legal liabilities. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments. Although these restrictions and laws have not significantly restricted our operations in the recent past, there is a risk that they could do so in the future.

Risks Relating to Sales, Marketing and Competition

We compete against larger, more established entities and our market share may be reduced if we are unable to respond to our competitors effectively

The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change, and design and other technological obsolescence. We compete with domestic and international semiconductor companies, many of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these competitors include: Texas Instruments Inc., National Semiconductor Corporation, Linear Technology Corporation, Maxim Integrated Products Inc., Advanced Analogic Technologies Inc., and Monolithic Power Systems Inc., with respect to our power management products; and STMicroelectronics N.V., NXP Semiconductors N.V., ON Semiconductor Corporation, Protek Devices and Infineon Technologies AG, with respect to our protection products. Our primary competitors with respect to our advanced communications and sensing products are Silicon Laboratories, Integrated Device Technology Inc., Zarlink Semiconductor Inc., and Micrel Inc., Broadcom Corporation, Inphi Corporation and internal solutions; Our primary competitors with respect to our microwave and high-reliability products include Microsemi Corporation, Hittite Microwave Corporation and L3 Communications Holdings Inc., and gallium arsenide product manufacturers.

We expect continued competition from existing competitors as well as competition from new entrants in the semiconductor market. Our ability to compete successfully in the rapidly evolving area of integrated circuit technology depends on several factors, including:

- success in designing and manufacturing new products that implement new technologies;
- protection of our processes, trade secrets and know-how;
- maintaining high product quality and reliability;
- pricing policies of our competitors;
- performance of competitors' products;
- ability to deliver in large volume on a timely basis;
- marketing, manufacturing and distribution capability; and
- financial strength.

To the extent that our products achieve market success, competitors typically seek to offer competitive products or lower prices; if they are successful, they could harm our business.

We receive a significant portion of our revenues from a small number of customers and the loss of any one of these customers or failure to collect a receivable from them could adversely affect our business

Our largest customers have varied from year to year. Historically, we have had significant customers that individually accounted for 10% or more of consolidated revenues in certain quarters or represented 10% or more of net accounts receivables at any given date. One of our authorized distributors regularly accounts for more than 10% of net sales on an annual basis. Depending on the authorized distributor and their strategic focus, they can support anywhere from a few end-customers to many end-customers.

Concentration of Net Sales - Significant Customers
(percentage of net sales)

	Fiscal Years		
	2011	**2010**	**2009**
Samsung Electronics (and affiliates)	12%	17%	15%
Frontek Technology Corp	11%	13%	13%

Concentration of Accounts Receivable - Significant Customers
(percentage of net accounts receivable)

	Fiscal Years	
	2011	**2010**
Samsung Electronics (and affiliates)	15%	13%
Frontek Technology Corp	12%	14%

In addition to those customers representing greater than 10% of net sales listed above, we had several end-customers in fiscal year 2011 that, on an annual basis, accounted for more than 5% of net sales, but less than 10% of net sales.

Sales to our customers are generally made on open account, subject to credit limits we may impose, and the receivables are subject to the risk of being uncollectible.

We primarily conduct our sales on a purchase order basis, rather than pursuant to long-term contracts. The loss of any significant customer, any material reduction in orders by any of our significant customers, the cancellation of a significant customer order or the cancellation or delay of a customer's significant program or product could harm our business.

Most of our authorized distributors, which together represent approximately half of our net sales, can terminate their contract with us with little or no notice. The termination of a distributor could negatively impact our business, including net sales and accounts receivable

In fiscal year 2011, authorized distributors accounted for approximately 44% of our net sales. We generally do not have long-term contracts with our distributors and most can terminate their agreement with us with little or no notice. For fiscal year 2011, our two largest distributors were based in Asia.

The termination of any of our distributor relationships could impact our net sales and limit our access to certain end-customers. It could also result in the return of excess inventory of our product held by that distributor. Since many distributors simply resell finished products, they generally operate on very thin profit margins. If a distributor were to terminate an agreement with us or go out of business, our accounts receivable from the particular distributor would be subject to significant collection risk.

Risks Relating to Governmental Regulations, including Taxes, Financial Reporting Rules and Regulations, and Environmental Regulations

We are subject to government regulations and other standards that impose operational and reporting requirements

We, our suppliers, and our customers are subject to a variety of United States federal, foreign, state and local governmental laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals and the incorporation of such substances into products available for sale. If we or our suppliers were to incur substantial additional expenses to acquire equipment or otherwise comply with environmental regulations, product costs could significantly increase, thus harming our business.

We are also subject to laws, rules, and regulations related to export licensing and customs requirements, including the International Traffic in Arms controls, the North American Free Trade Agreement and State Department and Commerce Department rules.

Additional laws, rules and regulations at the United States federal and relevant foreign levels governing data privacy protections for personal information, and corrupt practices/anti-bribery prohibitions, impact our business in terms of ongoing monitoring of compliance. Pending legislation in the United Kingdom under that country's proposed Bribery Act, if enacted in its proposed form, could have extra-territorial application of compliance standards that may be inconsistent with comparable United States law, requiring the Company to re-evaluate and amend its compliance programs, policies and initiatives.

The SEC and NASDAQ have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs. These developments also may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified members of our Board of Directors, or qualified executive officers.

Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension of all or a portion of production, cessation of all or a portion of operations, or the imposition of significant regulatory, administrative, civil, or criminal penalties or sanctions, any of which could harm our business.

Changes in tax laws may materially impact tax liabilities and our effective tax rate

We do not provide U.S. federal or state taxes for our unremitted income of wholly owned foreign subsidiaries that is considered to be permanently reinvested offshore and is not otherwise subject to current domestic taxation. The current U.S. Administration and Congress have proposed changes to current U.S. tax law, including international tax reform that, if enacted, could materially impact our tax liabilities and effective tax rate.

We are subject to review by taxing authorities, including the Internal Revenue Service

We are subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). Tax years prior to 2007 (fiscal year 2008) are generally not subject to examination by the IRS except for items with tax attributes that could impact open tax years. Changes to our tax filings could materially impact our tax liabilities and effective tax rate.

Failure to maintain effective internal control over financial reporting or disclosure controls and procedures could have a material adverse effect on our business and stock price

Section 404 of the Sarbanes-Oxley Act requires an annual management assessment of the effectiveness of internal controls over financial reporting and an annual report by our independent registered public accounting firm opining on our internal controls over financial reporting. Management is similarly required to review disclosure controls, which are controls established to ensure that information required to be disclosed in SEC reports is recorded, processed, summarized and reported in a timely manner.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and there could be a material adverse effect on our stock price. If we fail to maintain adequate disclosure controls and procedures, the reports we file with the SEC, including the financial statements contained therein, could be inaccurate or misleading.

We are subject to an SEC inquiry, a Federal Grand Jury subpoena, and stockholder litigation related to our historical stock option practices

See Note 12 to the consolidated financial statements included in Item 8 of this report for information regarding inquiries into our historical stock option practices being conducted by the SEC and under a Federal Grand Jury subpoena. In the event that either or both of these investigations lead to action against any of our current or former directors, officers, or employees, or the Company itself, the trading price of our common stock may be adversely impacted. If we are subject to adverse findings in either of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

At mediation held on December 5, 2010, an agreement in principle to settle the class action litigation was reached. We have agreed to pay $20 million to settle all claims in the litigation. The agreement in principle contemplates the negotiation and execution of a final settlement agreement. The proposed settlement would fully resolve all claims against us, all of our current officers and directors named in the lawsuit, and certain of our former officers and directors named in the lawsuit. No parties admit any wrongdoing as part of the proposed settlement. The settlement is subject to preliminary approval by the Court, notice to the putative class and subsequent final approval by the Court. The preliminary approval hearing is scheduled for April 11, 2011. We expect preliminary approval to be given by the Court, as well as final approval at a later date to be determined.

Also see Note 12 and Note 15 to the consolidated financial statements included in Item 8 of this report for information regarding the class action litigation and other matters related to our historical stock option practices.

We may be required to further amend our financial statements

With the filing of the Form 10-K/A for fiscal year 2006 to restate our historical financial statements in order to reflect additional non-cash stock-based compensation following a review of our stock option practices (the "restatement") and the fiscal year 2007 Form 10-Qs in March 2007, we believe we have corrected the accounting errors arising from our past stock option practices. However, if the SEC disagrees with the accounting methods we used, objects to the manner in which we disclosed the restated financial information or related qualitative information, or otherwise imposes additional requirements with respect to our restated financial statements or stock option restatements in general, we could be required to further amend these filings. Further restatement could also be required if new facts become available as a result of the SEC inquiry, the Federal Grand Jury subpoena, the stockholder litigation if pending settlement of the litigation is not approved and completed or through other means. A further revision of our financial statements could negatively affect our business and the price of the Company's common stock. Also, a further revision of our financial statements could delay the filing of subsequent SEC reports which, in turn, might result in the delisting of our stock from the NASDAQ Stock Market for failure to meet listing maintenance requirements.

Risks Relating to our Business Strategies, Personnel and Other Operations

We rely on certain critical information systems for the operation of our business

We maintain and rely upon certain critical information systems for the effective operation of our business. These information systems include telecommunications, the Internet, our corporate intranet, various computer hardware and software applications, network communications, and e-mail. These information systems may be owned by us or by our outsource providers or even third parties such as vendors and contractors and may be maintained by us or by such providers or third parties. These information systems are subject to attacks, failures, and access denials from a number of potential sources including viruses, destructive or inadequate code, power failures, and physical damage to computers, hard drives, communication lines and networking equipment. To the extent that these information systems are under our control, we have implemented security procedures, such as virus protection software and emergency recovery processes, to address the outlined risks; however, security procedures for information systems cannot be guaranteed to be failsafe and our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business

Our future success depends upon our ability to attract and retain highly qualified technical, marketing and managerial personnel. We are dependent on a relatively small group of key technical personnel with analog and mixed-signal expertise. Personnel with highly skilled managerial capabilities, and analog and mixed-signal design expertise, are scarce and competition for personnel with these skills is intense. There can be no assurance that we will be able to retain key employees or that we will be successful in attracting, integrating or retaining other highly qualified personnel in the future. If we are unable to retain the services of key employees or are unsuccessful in attracting new highly qualified employees, our business could be harmed.

If our stock price declines below the exercise price of stock options held by our employees, the retention incentive aspect of the stock options is lost and there is a greater likelihood we will be unable to retain key talent.

We face risks associated with companies we have acquired in the past and may acquire in the future

We have expanded our operations through strategic acquisitions, such as the acquisition of Sierra Monolithics, Inc. ("SMI") in December 2009, and we may continue to expand and diversify our operations with additional acquisitions. Acquisitions have used and could use in the future a significant portion of our available liquid assets or we could incur debt or issue equity securities to fund acquisitions. Issuance of equity securities could be dilutive to existing shareholders. Debt financing could subject us to restrictive covenants that could have an adverse effect on our business. Although we undertake detailed reviews of proposed acquisition candidates and attempt to negotiate acquisition terms favorable to us, we may encounter difficulties or incur liabilities for which we have no recourse. We cannot provide any assurance that any acquisition will have a positive impact on our future performance.

If we are unsuccessful in integrating acquired companies into our operations or if integration is more difficult than anticipated, then we may not achieve anticipated cost savings or synergies and may experience disruptions that could harm our business. Some of the risks that may affect our ability to successfully integrate acquired companies include those associated with:

- conforming the acquired company's standards, processes, procedures and controls with our operations;
- coordinating new product and process development, especially with respect to highly complex technologies;
- assuring acquired products meet our quality standards;
- loss of key employees or customers of the acquired company;
- hiring additional management and other critical personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- consolidation of facilities and functions;
- the geographic distance between the companies; and
- disparate corporate cultures.

Acquisitions could have a negative impact on our future earnings by way of poor performance by the acquired company or, if we later conclude we are unable to use or sell an acquired product or technology, we could be required to write down the related intangible assets and goodwill.

The costs associated with our indemnification of certain customers, distributors, and other parties could be higher in future periods

In the normal course of our business, we indemnify other parties, including customers, distributors, and lessors, with respect to certain matters. These obligations typically arise pursuant to contracts under which we agree to hold the other party harmless against losses arising from a breach of representations and covenants related to certain matters, such as acts or omissions of our employees, infringement of third-party intellectual property rights, and certain environmental matters. We have not incurred any significant expense as a result of agreements of this type in at least a decade, but there can be no assurances that we will not incur expense under these indemnification provisions in the future.

We have also entered into agreements with our current and former directors and certain of our current and former executives indemnifying them against certain liabilities incurred in connection with their duties. Our Certificate of Incorporation and Bylaws contain similar indemnification obligations with respect to our current and former directors and employees, as does the California Labor Code. We cannot estimate the amount of potential future payments, if any, that we might be required to make as a result of these agreements. Prior to fiscal year 2007, we had not incurred any significant expense as a result of agreements of this type for at least a decade. Since fiscal year 2007, in conjunction with the review of our historical stock option practices and related litigation, we have incurred significant expense by advancing legal expenses to current and former directors, officers and executives under pre-existing indemnification agreements and to other current and former employees under the California Labor Code and a resolution of our Board of Directors authorizing such advances. Contingent upon the final approval of the proposed settlement of stock option class action litigation, we expect that these expenses may continue to be significant until the government inquiries and option-related litigation are resolved. See Note 12 to the consolidated financial statements included in Item 8 of this report for information regarding indemnification arrangements associated with the restatement and its underlying circumstances. We cannot estimate the amount of potential future payments, if any, that we might be required to make with respect to other matters as a result of these agreements, corporate documents, and statutes.

Our share price could be subject to extreme price fluctuations, and stockholders could have difficulty trading shares

Historically, the market for the stock of high technology companies has been volatile, and the market price of our common stock has been and may continue to be subject to significant fluctuations. Fluctuations could be in response to items such as operating results, announcements of technological innovations, or market conditions for technology stocks in general. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. See Note 15 to the consolidated financial statements included in Item 8 of this report for information regarding a class action suit filed in fiscal year 2008 relating to our past stock option practices. Securities class action litigation could result in substantial costs and divert our management's attention and resources.

In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders or option holders (including directors, officers, and employees, some of whom hold stock options that are approaching their expiration date) may have an adverse impact on the market price of the shares of common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level. The market price of our common stock may be adversely affected by matters arising from the aforementioned SEC investigation, grand jury subpoena and class action litigation, as well as by press commentary on our situation and option granting practices in general.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located in Camarillo, California where we own an approximately 87,600 square foot facility that was completed in 2002. The parcel on which our headquarters is located can accommodate substantial expansion. The Camarillo facility houses inside sales, marketing and administrative offices as well as a very limited amount of test and probe activity.

We own a 30,000 square foot building in Reynosa, Mexico that supports some of the assembly and production needs of the Microwave and High-Reliability product line.

We lease an approximately 10,000 square foot building in San Diego, California that houses design, test and administrative functions and serves as a development center for our Advanced Communications and Sensing product line. The lease on this facility runs through September 2014, with an option to extend for an additional five years.

Our Redondo Beach, California facilities consist of approximately 26,300 total square feet of leased space which house general offices for business functions relating to certain products of our Microwave and High-Reliability product line. The leases on these facilities expire at various times between 2013 and 2015. We also lease approximately 35,000 square feet in Irvine, California which facility houses design, test and administrative functions for our Transport & Datacom and Microwave & High-Reliability Product Groups. The leases on the Irvine facilities expire between 2014 and 2015.

We lease a facility in St. Gallen, Switzerland which serves as corporate headquarters for our Semtech International AG subsidiary and houses finance, administrative and other general functions. The lease on this facility runs through June 2011. We have entered into a new lease in St. Gallen for a facility that will serve as our new corporate headquarters for our Semtech International AG subsidiary once the current lease expires. This new lease will run through June 2019. In addition, we lease office and warehouse space in Neuchatel, Switzerland, the headquarters for our Advanced Communications and Sensing product line. The lease on this facility expires in 2013.

We also lease space to house certain of our other design, sales and marketing and operations in San Jose, California; Raleigh, North Carolina; China; France; Germany; Japan; South Korea; the Philippines; Taiwan; and the United Kingdom.

We believe that our existing leased and owned space is more than adequate for our current operations, and that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings

The descriptions of the legal proceedings in Note 12 to the financial statements included in this report are incorporated by reference to this Item 3.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

During fiscal years 2011 and 2010, our common stock traded on the NASDAQ Global Select Market under the symbol "SMTC." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as reported on the NASDAQ market, giving effect to all stock splits through the date hereof.

	High	Low
Fiscal year ending January 31, 2010:		
First Quarter	$15.01	$10.82
Second Quarter	$18.43	$13.61
Third Quarter	$19.16	$15.93
Fourth Quarter	$17.55	$14.66
Fiscal year ending January 30, 2011:		
First Quarter	$19.43	$14.70
Second Quarter	$18.54	$16.10
Third Quarter	$21.41	$16.24
Fourth Quarter	$24.43	$21.44

On March 24, 2011, the reported last sale price of our common stock on the NASDAQ Global Select Market was $24.27 per share.

Holders

As of March 24, 2011, we had 355 holders of record of our common stock.

Dividends

The payment of dividends on our common stock is within the discretion of our Board of Directors. Currently, we intend to retain earnings to finance the growth of our business. We have not paid cash dividends on our common stock during at least the five most recent fiscal years and our Board of Directors has not indicated intent to declare a cash dividend on the common stock in the foreseeable future.

Purchases of Equity

Information with respect to purchases by the Company of shares of common stock during the fourth quarter of fiscal year 2011 follows:

Issuer Purchases of Equity Securities

Fiscal Month/Year	Total Number of Shares Purchased (2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under The Program (1)
November 2010 (11/1/10 - 11/28/10)	—	$—	—	$13.7 million
December 2010 (11/29/10 - 12/26/10)	—	$—	—	$13.7 million
January 2011 (12/27/10 - 1/30/11)	—	$—	—	$13.7 million
Total fourth quarter	—	—	—	

1) On March 4, 2008, we announced that our Board of Directors authorized the repurchase of up to $50 million of our common stock from time to time through negotiated or open market transactions. This stock repurchase program does not have an expiration date.
2) The table does not include shares surrendered to us in connection with the cashless exercise of stock options by employees and directors or shares surrendered to us to cover tax liabilities upon vesting of restricted stock.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information set forth in Part III, Item 12 of this Form 10-K.

Sales of Unregistered Securities

We did not make any unregistered sales of equity securities during fiscal year 2011.

Performance Graph

This chart and graph show the value of a $100 cash investment on the last day of fiscal year 2006 in (i) the Company's common stock, (ii) the NASDAQ Composite Index, and (iii) the Philadelphia Semiconductor Index. Note that historic stock price performance is not necessarily indicative of future stock price performance.



Semtech
NASDAQ Composite
PHLX SEMICONDUCTOR SECTOR
$140
$120
$100
$80
$60
$40
$20
$-
2006
2007
2008
2009
2010
2011

Fiscal Year	2006	2007	2008	2009	2010	2011
Semtech	$100	$ 69	$ 65	$60	$79	$114
NASDAQ Composite	$100	$106	$101	$64	$93	$117
PHLX SEMICONDUCTOR SECTOR	$100	$ 84	$ 64	$38	$57	$ 80

The information contained in this Item 5 under the heading "Performance Graph" (i) is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and (ii) shall not be incorporated by reference into any registration statement or other document pursuant to the Exchange Act, or the Securities Act, except as shall be expressly set forth by specific reference in such filing to this Item 5 Performance Graph information.

Item 6. Selected Financial Data

The consolidated statement of income data set forth below for fiscal years 2011, 2010 and 2009 and the consolidated balance sheet data as of the end of fiscal years 2011 and 2010 are derived from, and qualified by reference to, the audited consolidated financial statements included in Item 8 of this report. The consolidated statement of income data for fiscal years 2008 and 2007 and the consolidated balance sheet data as of the end of fiscal years 2009, 2008 and 2007 are derived from the audited financial statements previously filed with the SEC on Form 10-K.

This information should be read in conjunction with Management's Discussion and Analysis contained in Item 7 of this report, the audited financial statements and accompanying notes included in Item 8 of this report, and the corresponding items included in our Form 10-K for fiscal years 2010, 2009 and 2008.

The fiscal year ended January 31, 2010 consisted of fifty-three weeks with the extra week falling in the fourth quarter. All other fiscal years presented consisted of fifty-two weeks. Our past results are not necessarily indicative of our future performance.

Income Statement Data

Consolidated Statement of Income (1)

	Fiscal Year Ended				
(in thousands, except per share amounts)	**January 30 2011**	**January 31 2010**	**January 25 2009**	**January 27 2008**	**January 28 2007**
Net Sales	$454,502	$286,560	$294,820	$284,790	$252,538
Cost of Sales	186,196	130,514	135,233	128,513	115,564
Gross Profit	268,306	156,046	159,587	156,277	136,974
Operating costs and expenses:					
Selling, general and administrative	110,404	77,448	72,890	68,924	70,661
Product development and engineering	69,624	44,847	41,405	43,064	41,256
Intangible amortization	9,520	2,348	1,091	1,102	1,192
Restructuring costs	—	486	2,310	—	—
Total operating costs and expenses	189,548	125,129	117,696	113,090	113,109
Operating income	78,758	30,917	41,891	43,187	23,865
Interest and other income, net	574	3,054	4,287	15,120	13,546
Income before taxes	79,332	33,971	46,178	58,307	37,411
Provision for taxes	6,760	33,014	8,657	10,524	6,283
Net income	$ 72,572	$ 957	$ 37,521	$ 47,783	$ 31,128
Earnings per share:					
Basic	$ 1.16	$ 0.02	$ 0.61	$ 0.72	$ 0.43
Diluted	$ 1.12	$ 0.02	$ 0.61	$ 0.71	$ 0.42
Weighted average number of shares used in computing earnings per share:					
Basic	62,339	60,779	61,249	66,424	72,372
Diluted	64,523	61,676	61,999	67,709	74,017

Balance Sheet Data
(In thousands)

	Balances as of				
	January 30 2011	**January 31 2010**	**January 25 2009**	**January 27 2008**	**January 28 2007**
Cash, cash equivalents and investments	$258,342	$162,223	$258,815	$213,397	$338,480
Working capital	259,873	146,086	279,887	255,562	325,443
Total assets	659,943	514,294	420,795	395,412	521,654
Other long-term liabilities	37,503	35,173	8,960	10,680	9,989
Total stockholders' equity	528,615	405,741	378,020	348,710	481,181

Note 1: The Company acquired SMI on December 9, 2009 and Leadis Technology Inc. on February 6, 2009. Both of these acquisitions occurred during our fiscal year 2010 with SMI being the more significant of the two. As a result, fiscal year 2011 reflects a full year on these acquisitions in our consolidated statements of income. Refer to Note 7 to the audited consolidated financial statements included in Item 8 of this report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6 "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes included elsewhere in this Form 10-K.

As discussed in "Special Note Regarding Forward-Looking and Cautionary Statements" earlier in this report, this Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements, including as a result of the risks described in the cautionary statements in Item 1A "Risk Factors" and elsewhere in this Form 10-K, in our other filings with the SEC, and in material incorporated herein and therein by reference. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading supplier of analog and mixed-signal semiconductor products and were incorporated in Delaware in 1960. We design, produce and market a broad range of products that are sold principally into applications within the high-end consumer, industrial, computing and communications end-markets. The high-end consumer market includes handheld products, tablet computers, set-top boxes, digital televisions, digital video recorders and other consumer equipment. Applications for the industrial market include automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, and other industrial equipment. Computing product markets include desktops, notebooks, servers, graphic boards, monitors, printers, and other computer peripherals. Communications market applications include base stations, optical networks, switches and routers, wireless LAN, and other communication infrastructure equipment. Our end-customers are primarily original equipment manufacturers and their suppliers, including Alcatel, Apple, Cisco, Compal Electronics, Finisar, Huawei, Hewlett Packard, Intel, LG Electronics, Motorola, Nokia Siemens Networks, Opnext, Phonak, Quanta Computer, Research In Motion, Samsung, Sanyo, and Sony.

We operate our business in one enterprise-wide reportable segment. Most of our sales to customers are made on the basis of individual customer purchase orders. Many customers include liberal cancellation provisions in their purchase orders. Trends within the industry toward shorter lead-times and "just-in-time" deliveries have resulted in our reduced ability to predict future shipments. As a result, we rely on orders received and shipped within the same quarter for a significant portion of our sales. Sales made directly to customers during fiscal year 2011 were 56% of net sales. The remaining 44% of net sales were made through independent distributors.

Our business relies on foreign-based entities. Most of our outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Taiwan, Singapore, Thailand, Malaysia, the Philippines, Germany, Israel and Canada. For the fiscal year ended January 30, 2011, approximately 49% of our silicon, in terms of cost of wafers purchased, was manufactured in China. Foreign sales for fiscal year 2011 constituted approximately 77% of our net sales. Approximately 80% of foreign sales in fiscal year 2011 were to customers located in the Asia-Pacific region. The remaining foreign sales were primarily to customers in Europe, Canada, and Mexico.

Results of Operations

Fiscal Year 2011 Compared With Fiscal Year 2010

Presented below is our estimate of net sales by end-market.

(fiscal years, in thousands)	January 30, 2011		January 31, 2010		
	Net Sales	% total	Net Sales	% total	Change
Computing	$ 42,728	9%	$ 40,875	14%	5%
Communications	166,419	37%	66,038	23%	152%
High-End Consumer	151,945	33%	113,240	40%	34%
Industrial/Other	93,410	21%	66,407	23%	41%
Net sales	$454,502	100%	$286,560	100%	59%

Net Sales. Net sales for fiscal year 2011 were $454.5 million, an increase of 59% from $286.6 million for fiscal year 2010. While fiscal year 2011 revenue increased significantly on strengthening demand across the majority of our product lines, revenues also benefited from the impact of the addition of the full-year of SMI acquisition related revenues, whereas fiscal year 2010 only reflected SMI acquisition related revenues for the period of December 10, 2009 through January 31, 2010. Fiscal year 2010 was also impacted by deteriorating global economic conditions that resulted in a significant reduction in orders of our component products during the first half of the fiscal year. Demand and orders increased during the second half of fiscal year 2010 as business conditions began to improve. Revenues in the fourth quarter of fiscal year 2010 also benefited from an extra week in the fiscal quarter.

Higher revenue in the communications end market was attributed to the impact of the addition of 40G communications infrastructure product revenues resulting from the SMI acquisition in our Advanced Communications & Sensing product group and strengthening demand for our TopSync products in the Advanced Communications & Sensing product line. Higher revenues in the high-end consumer end market were driven by strengthening demand for Protection products. Higher computing revenues were driven by strengthening demand for Protection products offsetting a decline in revenues in our Power Management product group attributed to its strategic exit from lower-margin segments of the computing segment. Within the industrial category, higher revenue was attributed to the addition of military revenues resulting from the SMI acquisition in our Microwave and High-Reliability product group and strengthening industrial/medical and automated test equipment demand in the Advanced Communications & Sensing product group.

Gross Profit. Gross profit was $268.3 million and $156.0 million for fiscal years 2011 and 2010, respectively. Our gross margin was 59.0% for fiscal year 2011, up from 54.5% in fiscal year 2010. Gross profit margins for fiscal year 2011 were positively impacted by product revenue mix attributed to the higher mix of communications and industrial revenues and a lower mix of high-end consumer and computing revenues relative to fiscal year 2010. The contribution of new product revenue from our Power Management product line also helped fiscal year 2011 gross margins.

Operating Costs and Expenses.

(fiscal years, in thousands)	January 30, 2011 Costs/ Exp.	% sales	January 31, 2010 Costs/ Exp.	% sales	Change
Selling, general and administrative	$110,404	25%	$ 77,934	27%	42%
Product development and engineering	69,624	15%	44,847	16%	55%
Intangible amortization	9,520	2%	2,348	1%	305%
Total operating costs and expenses	$189,548	42%	$125,129	44%	51%

Selling, General & Administrative Expenses

Selling, general and administrative expenses for fiscal year 2011 increased by $32.5 million or 42% driven by a full year of costs associated with SMI operations, increased costs associated with the matters related to our historical stock option practices and higher levels of stock based compensation expense. Approximately $4.0 million of transaction and integration expenses attributed to the acquisition of SMI were recorded in fiscal year 2010.

Selling, general and administrative expenses for fiscal years 2011 and 2010 include approximately $13.6 million and $3.3 million (net of insurance recoveries of $10.0 million), respectively, for legal and other professional services incurred in connection with matters related to our historical stock option practices, including the government inquiries, the related litigation, and other associated matters. On December 5, 2010, we entered into an agreement in principle to settle the class action lawsuit for $20.0 million. As a result of this agreement we recorded an additional charge of $10.0 million in fiscal 2011 to increase our total accrued liability for this matter to $20.0 million. See Notes 11 and 14 to our consolidated financial statements included in Item 8 of this report for additional information regarding expenses related to the class action lawsuit and historical stock option matters.

Stock-based compensation expense was $19.3 million and $13.6 million in fiscal years 2011 and 2010, respectively. The year over year increase in equity compensation was principally driven by the impact of inducement and replacement awards issued to employees that joined the Company as a result of the SMI acquisition, higher levels of anticipated vesting for performance awards and the impact of a higher stock price on awards accounted for as liabilities.

Product Development and Engineering Expenses

Product development and engineering expenses for fiscal years 2011 and 2010 were $69.6 million and $44.8 million, respectively or an increase of 55%. The increase in fiscal year 2011 is principally driven by the impact of the additional product development and engineering expenses resulting from the acquisition of SMI and a $2.7 million increase in stock-based compensation expense (which includes the impact of inducement and replacement awards issued to employees that joined the company as a result of the SMI acquisition).

Intangible Amortization

Intangible Amortization, which reflects amortization costs associated with acquired intangibles, increased by $7.2 million in fiscal year 2011 compared to fiscal year 2010 as a result of the amortization of intangibles associated with our acquisition of SMI in the fourth quarter of fiscal year 2010.

Interest and Other Income, Net. Interest and other income, net was $574,000 for fiscal year 2011, down from $3.1 million in fiscal year 2010. For fiscal years 2011 and 2010, the primary source of income was interest from investments and secondarily, gain (loss) from foreign currency transactions, gain/(loss) on sale of assets, and insurance proceeds recorded as other income.

Interest income decreased in fiscal year 2011 as a result of the continued environment of low interest rates and the focus on protecting principal by limiting the investment of new and maturing funds to the higher quality yet lower yielding investments.

Provision for Taxes. The provision for income taxes was $6.8 million for fiscal year 2011 compared to $33.0 million for fiscal year 2010. The effective tax rates for fiscal year 2011 and fiscal year 2010 were 8.5% and 97%, respectively. The rate for fiscal year 2011 reflects the impact of favorable trends in our regional mix of income. In addition to favorable trends in regional revenue distribution, other key drivers for our favorable regional mix of income in fiscal year 2011 were high levels of expense related to the class action lawsuit, including the additional $10.0 million of expense that was recorded in the fourth quarter of fiscal year 2011 (to reflect the agreement in principle to settle the class action lawsuit) and higher levels of equity compensation expense. We expect our regional income trends to remain favorable. However, certain items which occurred in fiscal year 2011, including the expense activity related to the agreement to settle the class action lawsuit, are not expected to recur in fiscal year 2012.

In fiscal year 2011, our tax provision benefited from a net reduction to our valuation allowance of $1.4 million. This net reduction was primarily the result of changes to tax law enacted by the State of California in the third quarter of fiscal year 2011. The benefit of this reduction to our valuation allowance was partially offset by a $627,000 reduction to certain deferred tax assets to reflect lower anticipated future benefits as a result of these California tax law changes.

In the third quarter of fiscal year 2010, in connection with the pending acquisition of SMI, we changed our prior assertions regarding the amount of foreign subsidiary earnings that were considered to be permanently reinvested offshore. This change in assertion resulted in a $39.2 million increase in the tax provision for the period ended October 25, 2009. The impact of this change in assertion was partially offset by the release of $6.4 million of valuation allowances. The released valuation allowances were related to research and development credits that we did not expect to be able to utilize as a result of expectations of insufficient generation of domestic income. With the anticipated repatriation of foreign subsidiary earnings, these utilization concerns were no longer applicable.

In the second quarter of fiscal year 2011, an $868,000 adjustment was recorded to reflect higher expected tax benefits from stock-based compensation. See Notes 9 and 10 to our consolidated financial statements included in Item 8 of this report for additional information.

Fiscal Year 2010 Compared With Fiscal Year 2009

Presented below is our estimate of sales by end-market.

	January 31, 2010		January 25, 2009		
(fiscal years, in thousands)	**Net Sales**	**% total**	**Net Sales**	**% total**	**Change**
Computer	$ 40,875	14%	$ 52,860	18%	(23)%
Communications	66,038	23%	52,479	18%	26%
High-End Consumer	113,240	40%	111,341	37%	2%
Industrial/Other	66,407	23%	78,140	27%	(15)%
Net sales	$286,560	100%	$294,820	100%	(3)%

Net Sales. Net sales for fiscal year 2010 were $286.6 million, a decrease of 3% from $294.8 million for fiscal year 2009. While fiscal year 2010 revenue decreased modestly, revenue during the first half of fiscal year 2010 was $126.4 million, down 17% when compared to the first half of fiscal year 2009. Deteriorating global economic conditions resulted in reduced demand for our customer's end products, which caused a severe reduction in orders of our component products during the first half of fiscal year 2010. Demand and orders increased during the second half of fiscal year 2010 as business conditions began to improve. Revenues in the fourth quarter of fiscal year 2010 also benefited from an extra week in the fiscal quarter and from $6.1 million of revenue attributable to the acquisition of SMI which was generated during the period December 10, 2009 through January 31, 2010.

Higher revenue in the communications end market was driven by higher unit volumes of Advanced Communications & Sensing products, including the benefits from the unit volumes attributable to the acquired SMI business, and Power Management products. Higher revenues in the high-end consumer end market were driven by strengthening demand for Protection products. The reduction in computing revenues was attributed to the overall softness in the macro-economy and the strategy to exit lower margin areas of the computing end market. Within the industrial category, lower revenue was attributed to the overall softness in the macro-economy and the impact of a slowdown in military funding which impacted the Microwave and High-Reliability product group.

Gross Profit. Gross profit was $156.0 million and $159.6 million for fiscal years 2010 and 2009, respectively. Gross profit for fiscal year 2010 was negatively impacted by a 3% decrease in net sales. Our gross margin was 54.5% for fiscal year 2010, up from 54.1% in fiscal year 2009. Gross profit margins for fiscal year 2010 were positively impacted by product revenue mix with higher communications and high-end consumer activity and lower computing activity. The contribution of new product revenue from our Power Management product line also helped fiscal year 2010 gross margins.

Operating Costs and Expenses.

Operating Costs & Expenses
(fiscal years, in thousands)

	January 31, 2010		January 25, 2009		
	Costs/ Exp.	% sales	Costs/ Exp.	% sales	Change
Selling, general and administrative	$ 77,934	27%	$ 75,200	26%	4%
Product development and engineering	44,847	16%	41,405	14%	8%
Intangible Amortization	2,348	1%	1,091	0%	115%
Total operating costs and expenses	$125,129	44%	$117,696	40%	6%

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2010 increased by $2.7 million or 4%. Stock-based compensation expense was $13.6 million and $10.4 million in fiscal years 2010 and 2009, respectively. The year over year increase in equity compensation was principally driven by the impact of inducement and replacement awards issued to employees that joined the Company as a result of the SMI acquisition. This was partially offset by a reduction in stock-based compensation in fiscal year 2009 which benefited from the reversal of $1.7 million of expense attributable to performance grants that are not expected to vest. Selling, general and administrative expenses for fiscal year 2010 includes approximately $4.0 million of transaction and integration expenses attributed to the acquisition of SMI. Selling, general administrative expenses were partially offset by an insurance recovery in the amount of approximately $1.4 million related to the fire at our Reynosa, Mexico manufacturing facility in fiscal year 2009. These expenses were partially offset by reduced selling and marketing expenses.

Selling, general and administrative expenses for fiscal years 2010 and 2009 include approximately $3.3 million (net of insurance recoveries of $10.0 million) and $2.5 million, respectively, for legal, accounting, tax and other professional services in connection with matters related to our historical stock option practices, including the government inquiries, the related litigation, and other associated matters. Included in the fiscal year 2010 expense is a $10.0 million charge related to a settlement offer that was extended to the plaintiffs in the class action lawsuit. These expenses also include claims for advancement of legal expenses to current and former directors, officers and employees.

Product Development and Engineering Expenses

Product development and engineering expenses for fiscal years 2010 and 2009 were $44.8 million and $41.4 million, respectively or an increase of 8%. The increase in fiscal year 2010 is principally driven by the impact of the additional product development and engineering expenses resulting from the acquisition of SMI and a $1.3 million increase in stock-based compensation expense (which includes the impact of inducement and replacement awards issued to employees that joined the company as a result of the SMI acquisition).

Intangible Amortization

Intangible Amortization, which reflects amortization costs associated with acquired intangibles, increased by $1.3 million in fiscal year 2010 compared to fiscal year 2009 as a result of the amortization of intangibles associated with our acquisition of SMI in the fourth quarter of fiscal year 2010.

Interest and Other Income, Net. Interest and other income, net was $3.1 million for fiscal year 2010, down from $4.3 million in fiscal year 2009. For fiscal years 2010 and 2009, the primary source of income was interest from investments and secondarily, gain (loss) from foreign currency transactions, gain/(loss) on sale of assets, and insurance proceeds recorded as other income.

Interest income decreased in fiscal year 2010 as a result of the continued environment of low interest rates and the focus on protecting principal by limiting the investment of new and maturing funds to the higher quality yet lower yielding investments.

The year over year decrease in interest income was partially mitigated by net gains related to foreign currency transactions and sale of assets and the receipt of insurance property claims recorded as other income.

Provision for Taxes. The provision for income taxes was $33.0 million for fiscal year 2010 compared to $8.7 million for fiscal year 2009. The effective tax rates for fiscal year 2010 and fiscal year 2009 were 97% and 19%, respectively. The dramatic increase in the effective tax rate in fiscal year 2010 resulted from the change in management's assertions regarding the amount of foreign subsidiary earnings that are considered to be permanently reinvested offshore, in connection with the then pending acquisition of SMI.

Liquidity and Capital Resources

Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base; the success, timing and amount of investment required to bring new products to market; revenue growth or decline; and potential acquisitions. We believe that we have the financial resources necessary to meet business requirements for the next 12 months, including funds needed for working capital requirements.

As of January 30, 2011, our total shareholders' equity was $528.6 million. At that date we also had approximately $231.3 million in cash and short-term investments, as well as $27 million in long-term investments. We have no outstanding debt.

Our primary sources and uses of cash during the comparative fiscal years are presented below:

(in millions)	Fiscal Years Ended January 30, 2011	January 31, 2010	January 25, 2009
Sources of Cash			
Operating activities, including working capital changes	$ 93.8	$ 83.3	$ 78.0
Proceeds from exercise of compensatory stock plans, including tax benefits	30.7	11.7	11.4
Total sources of cash	**$124.5**	**$ 95.0**	**$ 89.4**
Uses of Cash			
Capital expenditures, net of sale proceeds (excluding land sale)	$ (25.5)	$ (8.6)	$ (9.0)
Net (increase) decrease in investments	(57.8)	29.9	(70.5)
Acquisition, net of cash acquired	—	(178.1)	—
Stock repurchases	(2.8)	(2.9)	(35.1)
Repayment of long-term debt	—	(2.4)	—
Total uses of cash	**$ (86.1)**	**$(162.1)**	**$(114.6)**
Net increase (decrease) in cash and cash equivalents	**$ 38.4**	**$ (67.1)**	**$ (25.2)**

We incur significant expenditures in order to fund the development, design, and manufacture of new products. We intend to continue to focus on those areas that have shown potential for viable and profitable market opportunities, which may require additional investment in equipment and will require continued, and perhaps additional, investment in design and application engineers aimed at developing new products. Certain of these expenditures, particularly the addition of design engineers, do not generate significant payback in the short-term. We plan to finance these expenditures with cash generated by our operations and our existing cash balances.

A meaningful portion of our capital resources, and the liquidity they represent, are held by our foreign subsidiaries. As of January 30, 2011, our foreign subsidiaries held approximately $165.7 million of cash, cash equivalents, and short-term investments compared to $108.0 million at January 31, 2010. If we needed these funds for investment in domestic operations, any repatriation, such as that which occurred in fiscal year 2010 to partially fund the acquisition of SMI, could result in increased tax liabilities.

One of our primary goals is to constantly improve the cash flows from our existing business activities. Our cash, cash equivalents and investments noted above, when combined with the lack of any outstanding debt obligations, give us the flexibility to leverage our free cash flow to return value to shareholders (in the form of stock repurchases) while also pursuing business improvement opportunities. Additionally, we will continue to seek to maintain and improve our existing business performance with necessary capital expenditures and, potentially, acquisitions that may further improve our base business with prospects of a proper return. Acquisitions might be made for either cash or stock consideration, or a combination of both.

Operating Activities

Net cash provided by operating activities is primarily due to net income adjusted by non-cash items plus fluctuations in operating assets and liabilities. Non-cash adjustments include deferred income taxes, stock-based compensation expense, depreciation, amortization of intangible assets, and tax benefits from stock-based awards.

Depreciation and amortization expense was $16.4 million and $8.4 million during fiscal years 2011 and 2010, respectively. The increase is primarily attributable to the increase in intangible assets resulting from the acquisition of SMI and the significant increase in capital expenditures that were made in fiscal year 2011 to support the growth of the business.

Stock based compensation was $29.0 million and $19.9 million in fiscal years 2011 and 2010, respectively. The $9.1 million increase is attributable to mark-to-market adjustments for awards accounted for as liabilities, higher expected vesting levels for awards with performance vesting conditions and a full year of expense for inducement and replacement awards issued to employees that joined the Company as a result of the acquisition of SMI.

Changes in operating assets and liabilities used cash on a net basis in fiscal year 2011, driven primarily by the following:

- Accounts receivable increased by $19.4 million due to higher revenue
- Inventory increased by $14.0 million to support increases in demand
- Prepaid expenses and other assets increased by $11.7 million primarily as a result of the payment of income taxes related to the integration of SMI into our operating structure
- Accrued liabilities increased by $13.4 million primarily due to a $10.0 million supplemental accrual related to the agreement in principle to settle the stock option litigation and an increase in the Company's annual bonus program accrual due to higher headcount levels and higher achievement of performance goals
- Accounts payable increased by $6.0 million due to higher operating expenses and capital expenditures required to support the overall increase in revenue and related business activities

As discussed further in Note 15 to our consolidated financial statements included in Item 8 of this report, the Company entered into an agreement in principle to settle all claims asserted against all defendants in the putative class action concerning the Company's historical stock option accounting practices. We expect to make a $20.0 million payment related to this matter in the first or second quarter of fiscal year 2012. The $20 million payment will be paid from domestic cash reserves. We do not expect this payment to impair our ability to meet business requirements during the next 12 months.

Investing Activities

Cash provided used in investing activities is primarily attributable to capital expenditures, purchases of investments, and proceeds from the sales/ maturities of investments.

Capital expenditures were $25.5 million for fiscal year 2011 compared to $8.7 million for fiscal year 2010. The increase in capital expenditures reflects our efforts to enhance and expand our test capacity, support engineering and manufacturing functions, and renovate our facilities. In fiscal year 2012, we expect capital expenditures to increase to approximately $30.0 million to further enhance and expand our test and production capacity and engineering development efforts.

Financing Activities

Cash provided by financing activities is primarily attributable to the proceeds from stock option exercises offset by the repurchase of common stock under our stock repurchase program, the payment of statutory tax withholding obligations related to the vesting of restricted stock, and stock repurchases.

For fiscal year 2011, cash collected directly from grantee exercises of stock options was $29.8 million compared with $11.3 million in fiscal year 2010. We do not directly control the timing of the exercise of vested stock options by our grantees. Such exercises are decisions made by those grantees and are influenced most directly by the level of our stock price and, indirectly, by other considerations of those grantees. Such proceeds are difficult to forecast. While the level of such cash inflow to us is subject to several factors which are not within our control, we believe that such proceeds will remain an important secondary source of cash after cash flow from operations.

We currently have in effect a stock repurchase program. This program represents one of our principal efforts to return value to our shareholders. In fiscal year 2011, we repurchased 75,000 shares under this program for $1.3 million. In addition to the direct repurchase activity, 90,000 shares valued at $1.6 million were withheld in connection with the vesting of restricted stock to cover statutory tax withholding obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as those arrangements are defined by the SEC, that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We do not have any unconsolidated subsidiaries or affiliated entities. We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support. We do not engage in leasing, hedging, research and development services, or other relationships that expose us to liability that is not reflected on the face of the financial statements.

Noted below under "Contractual Obligations" are various commitments we have associated with our business, such as lease commitments and open purchase obligations, which are not recorded as liabilities on our balance sheet because we have not yet received the related goods or services as of January 30, 2011.

Contractual Obligations

Presented below is a summary of our contractual obligations as of January 30, 2011.

	Payments due by period				
(in thousands)	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**	**Total**
Operating leases	$ 4,621	$ 7,364	$1,710	$ 461	$14,156
Open capital purchase commitments	3,527	—	—	—	3,527
Other open purchase commitments	31,838	—	—	—	31,838
Other vendor commitments	4,350	2,400	300	—	7,050
Deferred compensation	339	615	380	8,843	10,177
Other long-term liabilities	—	5,997	—	—	5,997
Total contractual cash obligations	$44,675	$16,376	$2,390	$9,304	$72,745

Capital purchase commitments, other open purchase commitments and other vendor commitments are for the purchase of plant, equipment, raw material, supplies and services. They are not recorded as liabilities on our balance sheet as of January 30, 2011, as we have not yet received the related goods or taken title to the property.

We maintain a deferred compensation plan for certain officers and key executives that allows participants to defer a portion of their compensation for future distribution at various times permitted by the plan. Our liability for deferred compensation under this plan was $10.2 million as of January 30, 2011 and $7.1 million as of January 31, 2010, and is included in accrued liabilities and other long-term liabilities on the balance sheet and in the table above. The plan provides for a discretionary Company match up to a defined portion of the employee's deferral, with any match subject to a vesting period.

We have purchased whole life insurance on the lives of some of our current and former deferred compensation plan participants. This Company-owned life insurance is held in a grantor trust and is intended to cover a majority of our costs of the deferred compensation plan. The cash surrender value of our Company-owned life insurance was $6.1 million as of January 30, 2011 and $5.5 million as of January 31, 2010, and is included in other assets.

We have $17.0 million of accrued taxes for uncertain tax positions. We believe that it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $3.7 million within twelve months as a result of expiring statutes.

Inflation

Inflationary factors have not had a significant effect on our performance over the past several years. A significant increase in inflation would affect our future performance.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements, included in Item 8, of this report on Form 10-K. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Accounting for Temporary and Long-Term Investments

Our temporary and long-term investments consist of government, corporate obligations and bank time deposits. Temporary investments mature within twelve months of the balance sheet date. Long-term investments have maturities in excess of one year from the date of the balance sheet. We classify our investments as "available for sale" because we expect to possibly sell some securities prior to maturity. We include any unrealized gain or loss, net of tax, in the comprehensive income portion of our Consolidated Statements of Stockholders' Equity.

After determining the fair value of our available-for-sale investments, unrealized gains or losses on these investments are recorded to other comprehensive income, until either the investment is sold or we determine that a decline in value is other-than-temporary. Determining whether a decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each investment. For investments in debt instruments, these judgments primarily consider: the financial condition and liquidity of the issuer, the issuer's credit rating, and any specific events that may cause us to believe that the debt instrument will not mature and be paid in full; and our ability and intent to hold the investment to maturity. If management decides not to hold an investment until maturity, it may result in the recognition of an other-than-temporary impairment.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. If we are aware of a customer's inability to meet its financial obligations to us, we record an allowance to reduce the net receivable to the amount we reasonably believe we will be able to collect from the customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the size and number of certain large accounts and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsen, additional allowances may be required in the future.

Revenue and Cost of Sales

We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Product design and engineering revenue is recognized during the period in which services are performed. We record a provision for estimated sales returns in the same period as the related revenues are recorded. We base these estimates on historical sales returns and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.

We defer revenue recognition on shipment of products to certain customers, principally distributors, under agreements which provide for limited pricing credits or product return privileges, until these products are sold through to end-users or the return privileges lapse. For sales subject to certain pricing credits or return privileges, the amount of future pricing credits or inventory returns cannot be reasonably estimated given the relatively long period in which a particular product may be held by the customer. Therefore, we have concluded that sales to customers under these agreements are not fixed and determinable at the date of the sale and revenue recognition has been deferred. We estimate the deferred gross margin on these sales by applying an average gross profit margin to the actual gross sales. The average gross profit margin is calculated for each category of material using current standard costs. The deferred gross margin does not include any adjustments for sales returns. The estimated deferred gross margin on these sales, where there are no outstanding receivables, is recorded on the balance sheet under the heading of "Deferred Revenue." There were no significant impairments of deferred cost of sales in fiscal year 2011 or fiscal year 2010.

The following table summarizes the deferred net revenue balance:

Deferred revenue

(in thousands)	**January 30, 2011**	**January 31, 2010**
Deferred revenue	$6,369	$4,099
Deferred cost of revenue	1,560	1,771
Deferred revenue, net	$4,809	$2,328
Deferred product design and engineering revenue	211	948
Total deferred revenue	$5,020	$3,276

Inventory Valuation

Our inventories are stated at lower of cost or market and consist of materials, labor and overhead. We determine the cost of inventory by the first-in, first-out method. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. In order to state our inventory at lower of cost or market, we maintain specific reserves against our inventory which serve to write-down our inventories to a new cost basis. If future demand or market conditions are less favorable than our projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Contingencies and Litigation

We are involved in various disputes and litigation matters as a claimant and as defendant. We record any amounts recovered in these matters when collection is certain. We record liabilities for claims against us when the losses are probable and reasonably estimable. Any amounts recorded are based on reviews by outside counsel, in-house counsel and management. Actual results may differ from estimates.

Stock-Based Compensation

We measure compensation cost for all share-based payments (including stock options) at fair value using a valuation model, which considers, among other things, estimates and assumptions on the rate of forfeiture, expected life of options and stock price volatility. If any of the assumptions used in the valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period and actual results may differ from estimates.

Impairment of Goodwill and Other Intangible Assets

We test goodwill for impairment in the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment exist. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results. Our goodwill is assigned to the Advanced Communication and Sensing Products reporting unit. For our annual impairment review, we primarily use a multi-period excess earnings approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of the assets. Our assumptions incorporate judgments as to the price received to sell a reporting unit as a whole in an orderly transaction between market participants at the measurement date. Considering the integration of our operations, we have assumed that the highest and best use of a reporting unit follows an "in-use" valuation premise. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges in a future period. Upon completing Step 1 of our impairment test for goodwill, prepared in the fourth quarter of fiscal year 2011, we concluded that the fair value of the reporting unit was significantly above its carrying value. Our analysis included sensitivity analysis of key assumptions such as a 10% increase in the weighted-average cost of capital, a 10% increase in the effective tax rate or a 5% decline in our compound annual growth rate noting the fair value of the reporting unit would pass Step 1.

We record impairment losses on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices and/or (ii) discounted expected future cash flows utilizing a discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Generally, to the extent we change a valuation allowance, the change is recorded through the tax provision in the statement of operations. Management periodically evaluates our deferred tax assets to assess whether it is likely that the deferred tax assets will be realized. In determining whether a valuation allowance is required, we consider projected taxable income. The most significant assumptions used in preparing projections of taxable income include forecasting the levels of income by region and the amount of deductible stock based compensation.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant management estimates are required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax impact is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period of change. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, a material effect on our income tax provision and net income in the period or periods for which that determination is made could result.

The income tax effects of share-based payments are recognized for financial reporting purposes only if such awards are expected to result in a tax deduction. We do not recognize a deferred tax asset for an excess tax benefit (that is, a tax benefit that exceeds the amount of compensation cost recognized for the award for financial reporting purposes) that has not been realized. In determining when an excess tax benefit is realized, we have elected to follow the ordering provision of the tax law.

In addition to the risks to the effective tax rate discussed above, the effective tax rate reflected in forward-looking statements is based on current enacted tax law. Significant changes in enacted tax law could materially affect these estimates.

In general, the amount of taxes we pay will differ from our reported tax provision as a result of differences between accounting for income under US GAAP and accounting for taxable income. Typical book-tax differences include expense related to equity compensation, deemed dividends, depreciation, litigation expense and amortization of intangible assets. As a result of these book-tax differences, our tax payments are expected to exceed our tax provision during the next three years.

For intra-entity differences between the tax basis of an asset in the buyer's tax jurisdiction and their cost as reported in the consolidated financial statements, we do not recognize a deferred tax asset. Income taxes paid on intra-entity profits on assets remaining within the group are accounted for as prepaid taxes.

New Accounting Standards

FASB Accounting Standards Update ("ASU") No. 2010-17, "Revenue Recognition (Topic 605)—Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force." This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This ASU will be effective on a prospective basis for milestones achieved beginning in our second quarter of fiscal year 2012. We do not expect the adoption of this ASU to have a significant effect to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to a variety of market risks, such as the foreign exchange and interest rate risks that are detailed below. Many of the factors that can impact our market risk are external to the Company, and so we are unable to fully predict them.

Market Conditions

Current global economic conditions pose a risk to the overall economy as consumers and businesses may defer purchases in response to the uncertainty around tighter credit and negative financial news. These conditions have historically resulted in periods where demand for our products is reduced.

In addition to risks associated with global economic conditions, demand for our products could be different from our expectations due to customer acceptance of our products, changes in customer order patterns, including order cancellations, and changes in the level of inventory held by vendors.

Commodity Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are incorporated into our end products or used by our suppliers to process our end products. Increased commodity prices are passed on to us in the form of higher prices from our suppliers, either in the form of general price increases or a commodity surcharge. Although we generally deal with our suppliers on a purchase order basis rather than on a long-term contract basis, we generally attempt to obtain firm pricing for volumes consistent with planned production. Our gross margins may decline if we are not able to increase selling prices of our products or obtain manufacturing efficiencies to offset the increased cost. We do not enter into formal hedging arrangements to mitigate against commodity risk.

Foreign Currency Risk

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates and we could experience foreign currency exchange gains or losses. Historically, we have not considered our foreign currency exposure to be material. Therefore, we have not utilized foreign currency hedging products to mitigate foreign currency risks. Our foreign currency exposures may increase over time as the level of activity in foreign markets grows. Changes in the rates could have an adverse impact upon our financial results.

A relatively small amount of our monetary assets and liabilities are denominated in foreign currencies, principally the Swiss Franc, Mexican Peso, British Pound Sterling and the Euro. Fluctuations in these currencies relative to the United States dollar will result in transaction gains or losses included in net earnings.

All of our foreign sales, which amounted to $350.8 million in fiscal year 2011, are denominated in United States dollars. Currency exchange rate fluctuations in foreign countries where we do business could harm our business by resulting in pricing that is not competitive with prices denominated in local currencies.

For fiscal year 2011, we spent approximately $4.8 million in British Pound Sterling, $16.4 million in Swiss Francs, $4.5 million in Euros and $6.7 million in Mexican Pesos for operating expenses.

In general, we purchase foreign currencies on a spot basis as needed to fund local operations. As of January 30, 2011, we did not hold a significant amount of foreign currency. If rates of these foreign currencies were to strengthen or weaken relative to the U.S. dollar, we would realize gains or losses in converting these funds back into U.S. dollars.

Interest Rate and Market Risk

As of January 30, 2011, we had no long-term debt outstanding. We do not currently hedge any potential interest rate exposure.

Interest rates affect our return on excess cash and investments. As of January 30, 2011, we had $119.0 million of cash and cash equivalents and $139.3 million of temporary and long-term investments. A majority of our cash and cash equivalents and investments generate interest income based on prevailing interest rates. Investments and cash and cash equivalents generated interest income of $1.0 million in fiscal year 2011. A significant change in interest rates would impact the amount of interest income generated from our cash and investments. It would also impact the market value of our investments.

Our investments are subject to market risks, primarily interest rate and credit risk. Our investments are managed by a limited number of outside professional managers following investment guidelines set by us. Such guidelines prescribe credit quality, permissible investments, diversification, and duration restrictions. These restrictions are intended to limit risk by restricting our investments to high quality debt instruments with relatively short-term durations. Our investment strategy limits investment of new funds and maturing securities to U.S. Treasury, Federal agency securities, high quality money market funds and time deposits with our principal commercial banks.

Item 8. Financial Statements and Supplementary Data

The information required by Item 8 is presented in the following order:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to the *Report of Management on Internal Control Over Financial Reporting* that is included in Part II, Item 9A of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Semtech Corporation

We have audited Semtech Corporation and subsidiaries' internal control over financial reporting as of January 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Semtech Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting set forth in Item 9A of this Form 10-K. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Semtech Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Semtech Corporation and subsidiaries as of January 30, 2011 and January 31, 2010 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 30, 2011 and financial statement schedule of Semtech Corporation and subsidiaries and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Westlake Village, California

March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Semtech Corporation

We have audited the accompanying consolidated balance sheets of Semtech Corporation and subsidiaries as of January 30, 2011 and January 31, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Semtech Corporation and subsidiaries at January 30, 2011 and January 31, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the periods ended January 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Semtech Corporation and subsidiaries internal control over financial reporting as of January 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Westlake Village, California

March 31, 2011

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except earnings per share)	Year Ended January 30 2011	January 31 2010	January 25 2009
Net Sales	**$454,502**	**$286,560**	$294,820
Cost of Sales	**186,196**	**130,514**	135,233
Gross Profit	**268,306**	**156,046**	159,587
Operating costs and expenses:			
Selling, general and administrative	**110,404**	**77,934**	75,200
Product development & engineering	**69,624**	**44,847**	41,405
Intangible amortization	**9,520**	**2,348**	1,091
Total operating costs and expenses	**189,548**	**125,129**	117,696
Operating income	**78,758**	**30,917**	41,891
Interest and other income, net	**574**	**3,054**	4,287
Income before taxes	**79,332**	**33,971**	46,178
Provision for taxes	**6,760**	**33,014**	8,657
NET INCOME	**$ 72,572**	**$ 957**	$ 37,521
Earnings per share:			
Basic	**$ 1.16**	**$ 0.02**	$ 0.61
Diluted	**$ 1.12**	**$ 0.02**	$ 0.61
Weighted average number of shares used in computing earnings per share:			
Basic	**62,339**	**60,779**	61,249
Diluted	**64,523**	**61,676**	61,999

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 30, 2011 AND JANUARY 31, 2010

(In thousands, except share data)	January 30, 2011	January 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 119,019	$ 80,598
Short-term investments	112,237	55,462
Receivables, less allowances of $4,597 at January 30, 2011 and $2,908 at January 31, 2010	50,610	31,163
Inventories	47,719	33,819
Deferred income taxes	13,369	11,808
Other current assets	10,744	6,616
Total current assets	353,698	219,466
Property, plant and equipment, net	56,778	38,063
Investments, maturities in excess of 1 year	27,086	26,163
Deferred income taxes	—	7,153
Goodwill	129,651	129,651
Other intangibles, net	74,823	84,343
Other assets	17,907	9,455
TOTAL ASSETS	$ 659,943	$ 514,294
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 29,629	$ 23,643
Accrued liabilities	48,723	34,008
Income taxes payable, net	2,928	8,512
Deferred revenue	5,020	3,276
Accrued taxes	4,191	2,609
Deferred income taxes	3,334	1,332
Total current liabilities	93,825	73,380
Deferred income taxes	11,120	16,505
Accrued taxes	10,548	9,497
Other long-term liabilities	15,835	9,171
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 250,000,000 shares authorized, 78,136,144 issued and 63,927,740 outstanding on January 30, 2011 and 78,136,144 issued and 61,261,015 outstanding on January 31, 2010	785	784
Treasury stock, at cost, 14,208,404 shares as of January 30, 2011 and 16,868,879 shares as of January 31, 2010	(232,267)	(279,306)
Additional paid-in capital	352,078	348,741
Retained earnings	407,276	334,704
Accumulated other comprehensive income	743	818
Total stockholders' equity	528,615	405,741
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 659,943	$ 514,294

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
	Number of Shares	Amount					
Balance at January 27, 2008	**61,190,587**	**$784**	**$342,736**	**$296,226**	**$(291,605)**	**$569**	**$348,710**
Comprehensive income:							
Net income	—	—	—	37,521	—	—	37,521
Change in net unrealized holding gain on available-for-sale investments	—	—	—	—	—	118	118
Translation adjustment	—	—	—	—	—	43	43
Comprehensive income	—	—	—	—	—		37,682
Stock-based compensation	—	—	15,432	—	—	—	15,432
Repurchase of outstanding common stock	(2,606,098)	—	—	—	(35,063)	—	(35,063)
Treasury stock reissued	1,677,938	—	(21,737)	—	30,824	—	9,087
Shares issued under equity award plans	25,000	—	—	—	—	—	—
Tax benefit from stock based compensation	—	—	2,172	—	—	—	2,172
Balance at January 25, 2009	**60,287,427**	**$784**	**$338,603**	**$333,747**	**$(295,844)**	**$730**	**$378,020**
Comprehensive income:							
Net income	—	—	—	957	—	—	957
Change in net unrealized holding gain on available-for-sale investments	—	—	—	—	—	83	83
Translation adjustment	—	—	—	—	—	5	5
Comprehensive income	—	—	—	—	—	—	1,045
Acquisition consideration, exchanged options	—	—	458	—	—	—	458
Stock-based compensation	—	—	18,977	—	—	—	18,977
Repurchase of outstanding common stock	(206,350)	—	—	—	(2,931)	—	(2,931)
Treasury stock reissued	1,154,938	—	(8,181)	—	19,469	—	11,288
Shares issued under equity award plans	25,000	—	—	—	—	—	—
Tax benefit from stock based compensation	—	—	(1,116)	—	—	—	(1,116)
Balance at January 31, 2010	**61,261,015**	**784**	**348,741**	**334,704**	**(279,306)**	**818**	**405,741**
Comprehensive income:							
Net income	—	—	—	72,572	—	—	72,572
Change in net unrealized holding gain on available-for-sale investments	—	—	—	—	—	(76)	(76)
Translation adjustment	—	—	—	—	—	1	1
Comprehensive income	—	—	—	—	—	—	72,497
Stock-based compensation	—	—	24,204	—	—	—	24,204
Repurchase of outstanding common stock	(164,636)	—	—	—	(2,819)	—	(2,819)
Treasury stock reissued	2,825,111	—	(19,169)	—	49,858	—	30,689
Shares issued under equity award plans	6,250	1	—	—	—	—	1
Tax benefit from stock based compensation	—	—	(1,698)	—	—	—	(1,698)
Balance at January 30, 2011	**63,927,740**	**$785**	**$352,078**	**$407,276**	**$(232,267)**	**$743**	**$528,615**

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Cash flows from operating activities:			
Net income	**$ 72,572**	$ 957	$ 37,521
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	**16,448**	8,357	8,324
Deferred income taxes	**3,184**	17,427	3,796
Stock-based compensation	**29,010**	19,935	15,724
Excess tax benefits	**(891)**	(493)	(2,287)
(Gain) Loss on disposition of property, plant and equipment and available for sale securities	**69**	(139)	518
Changes in assets and liabilities:			
Receivables	**(19,447)**	2,665	5,508
Inventories	**(14,016)**	4,269	848
Insurance recovery	**—**	—	6,500
Prepaid expenses and other assets	**(540)**	(364)	6,469
Accounts payable	**5,986**	10,686	(3,269)
Accrued liabilities	**13,434**	10,194	(2,928)
Deferred revenue	**1,744**	(180)	1,342
Income taxes payable	**(16,702)**	8,850	1,829
Other liabilities	**2,950**	1,160	(1,920)
Net cash provided by operations	**93,801**	83,324	77,975
Cash flows from investing activities:			
Purchase of available-for-sale investments	**(168,802)**	(245,187)	(184,639)
Proceeds from sales and maturities of available-for-sale investments	**110,987**	275,056	114,124
Proceeds from sale of property, plant and equipment	**76**	108	20
Purchases of property, plant and equipment	**(25,537)**	(8,682)	(9,057)
Acquisitions, net of cash acquired	**—**	(178,061)	—
Net cash used in investing activities	**(83,276)**	(156,766)	(79,552)
Cash flows from financing activities:			
Excess tax benefit received on stock options	**891**	493	2,287
Exercise of stock options	**29,823**	11,288	9,087
Repurchase of outstanding common stock	**(2,819)**	(2,931)	(35,063)
Repayment of debt	**—**	(2,450)	—
Net cash provided by (used in) financing activities	**27,895**	6,400	(23,689)
Effect of exchange rate increase (decrease) on cash and cash equivalents	**1**	(26)	43
Net increase (decrease) in cash and cash equivalents	**38,421**	(67,068)	(25,223)
Cash and cash equivalents at beginning of period	**80,598**	147,666	172,889
Cash and cash equivalents at end of period	**$ 119,019**	$ 80,598	$ 147,666

See accompanying notes. The accompanying notes are an integral part of these statements.

Note 1. Organization and Basis of Presentation

Semtech Corporation (together with its subsidiaries, the "Company") is a global supplier of analog and mixed-signal semiconductor products. The end-customers for the Company's products are primarily original equipment manufacturers ("OEM's") that produce and sell electronics.

The Company designs, develops and markets a wide range of products for commercial applications, the majority of which are sold into the computing, communications, high-end consumer and industrial end-markets.

Computing: desktops, notebooks, servers, graphic boards, printers, and other computer peripherals

Communications: base stations, optical networks, switches and routers, wireless LAN, and other communication infrastructure equipment

High-end consumer: handheld products, tablet computers, set-top boxes, digital televisions, digital video recorders and other consumer equipment

Industrial: automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, and other industrial equipment

Historically, the Company's results have reflected some seasonality, with demand levels generally being higher in the computer and high-end consumer products segments during the third and fourth quarters of the Company's fiscal year in comparison to the first and second quarters.

Fiscal Year

The Company reports results on the basis of fifty-two and fifty-three week periods. The Company's fiscal year ends on the last Sunday of January. The fiscal year ended January 30, 2011 consisted of fifty-two weeks. The fiscal year ended January 31, 2010 consisted of fifty-three weeks with the extra week occurring in the fourth quarter of the year. The fiscal year ended January 25, 2009 consisted of fifty-two weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Semtech Corporation and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated.

Segment Information

The Company operates and accounts for its results in one reportable segment. The Company designs, develops, manufactures and markets high performance analog and mixed signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by guidance regarding segment disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current presentation. These reclassifications had no effect on previously reported consolidated operating income, net income, net earnings or stockholder's equity.

Note 2. Significant Accounting Policies

Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash balances and investments in highly qualified financial institutions. At various times such amounts are in excess of insured limits. Investments consist of government and corporate obligations and bank time deposits. The Company's investment policy restricts investments to high credit quality investments with limits on the length to maturity and the amount invested with any one issuer. These investments, especially corporate obligations, are subject to default risk. The Company designates its investments as available for sale ("AFS"). Investments designated as AFS are reported at fair value. The Company records the unrealized gains and losses, net of tax, in stockholders' equity as a component of comprehensive income. Realized gains or losses are recorded in "Interest and other income, net" in the Consolidated Statements of Income.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company evaluates the collectability of its accounts receivable based on a combination of factors. If the Company becomes aware of a customer's inability to meet its financial obligations after a sale has occurred, it records an allowance to reduce the net receivable to the amount it reasonably believes it will be able to collect from the customer. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and historical experience. If the financial condition of the Company's customers were to deteriorate or if economic conditions worsen, additional allowances may be required in the future. All of the Company's accounts receivables are trade-related receivables. See Note 14 for a discussion of concentration risks.

Inventories

Inventories are stated at lower of cost or market and consist of materials, labor and overhead. The Company determines the cost of inventory by the first-in, first-out method. The Company evaluates inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. In order to state the inventory at lower of cost or market, the Company maintains reserves against its inventory. If future demand or market conditions are less favorable than the Company's projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

The estimated service lives for property and equipment is as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	7 to 39 years
Machinery and equipment	5 to 8 years
Transportation vehicles	5 years
Furniture and fixtures	7 years
Computers and computer software	3 years

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or when indicators of potential impairment exist. These indicators would include a significant change in operating performance, the business climate, legal factors, competition, or a planned sale or disposition of a significant portion of the business among other factors.

Goodwill is tested under the two-step approach for impairment at the reporting unit level. A reporting unit is an operating segment or a business unit one level below that operating segment for which discrete financial information is prepared and regularly reviewed by management. The Company has determined the reporting units to be at the operating segment level, which is the level at which management regularly reviews operating results and makes resource allocation decisions.

Step one is the identification of potential impairment. This involves comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds the carrying amount, the goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any.

Step two is the measurement of the amount of impairment loss. This involves comparison of the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of the goodwill. Once a goodwill impairment loss is recognized, the adjusted carrying amount becomes the accounting basis.

The Company's estimate of fair value was primarily determined using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of the assets. Our assumptions incorporate judgments as to the price received to sell a reporting unit as a whole in an orderly transaction between market participants at the measurement date. Considering the integration of our operations, we have assumed that the highest and best use of a reporting unit follows an "in-use" valuation premise. Factors requiring significant judgment include assumptions related to future growth rates, discount factors, market multiples and tax rates. Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis, and that impact these assumptions, may result in a future goodwill impairment charge.

In fiscal years 2011, 2010 and 2009, the Company's impairment reviews indicated that no potential impairment existed as of the testing date. See Note 8 for more information.

Fair Value Measurements

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The Company uses the following three levels of inputs in determining the fair value of the Company's assets and liabilities, focusing on the most observable inputs when available:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Product design and engineering revenue is recognized during the period in which services are performed.

The Company defers revenue recognition on shipment of products to certain customers, principally distributors, under agreements which provide for limited pricing credits or return privileges, until these products are sold through to end-users or the return privileges lapse. For sales subject to certain pricing credits or return privileges, the amount of future pricing credits or inventory returns cannot be reasonably estimated given the relatively long period in which a particular product may be held by the customer. Therefore, the Company has concluded that sales to customers under these agreements are not fixed and determinable at the date of the sale and revenue recognition has been deferred.

The estimated deferred gross margins on these sales, where there are no outstanding receivables, are recorded on the Consolidated Balance Sheets under the heading of "Deferred revenue." The Company records a provision for estimated sales returns in the same period as the related revenues are recorded. The Company bases these estimates on historical sales returns and other known factors. Actual returns could be different from the estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.

The following table summarizes the deferred revenue balance:

(in thousands)	January 30, 2011	January 31, 2010
Deferred revenues	$6,369	$4,099
Deferred cost of revenues	1,560	1,771
Deferred revenue, net	$4,809	$2,328
Deferred product design and engineering revenue	211	948
Total deferred revenue	$5,020	$3,276

Cost of Sales

Cost of sales includes materials, depreciation on fixed assets used in the manufacturing process, shipping costs, direct labor and overhead.

Sales and Marketing

The Company expenses sales and marketing costs, which include advertising costs as they are incurred. Advertising costs were $232,000, $249,000 and $1.0 million for fiscal years 2011, 2010 and 2009, respectively.

Product Development and Engineering

Product development and engineering costs are charged to expense as incurred. Revenue from nonrecurring engineering services is recorded as an offset to product development expense incurred in support of this effort since these activities do not represent an earnings process core to the Company's business and the Company expects to benefit from this research.

The Company received approximately $11.7 million, $2.7 million and $3.2 million in fiscal years 2011, 2010 and 2009, respectively for nonrecurring engineering services. The Company incurred approximately $9.7 million, $3.3 million and $1.2 million in fiscal years 2011, 2010 and 2009, respectively in product development and engineering expense related to this nonrecurring engineering effort.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. The Consolidated Balance Sheets include current and long term prepaid taxes under "Other current assets" and "Other assets" and current and long term liabilities for uncertain tax positions under "Accrued taxes".

As part of the process of preparing the Company's consolidated financial statements, the Company estimates income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent the Company changes its valuation allowance in a period, the change is generally recorded through the tax provision on the Consolidated Statements of Income. See Note 11 for further discussion of income taxes.

The income tax effects of share-based payments are recognized for financial reporting purposes only if such awards are expected to result in a tax deduction. The Company does not recognize a deferred tax asset for an excess tax benefit (that is, a tax benefit that exceeds the tax benefit for the amount of compensation cost recognized for the award for financial reporting purposes) that has not been realized. In determining when an excess tax benefit is realized, the Company has elected to follow the ordering provision of the tax law.

For intra-entity differences between the tax basis of an asset in the buyer's tax jurisdiction and their cost as reported in the consolidated financial statements, we do not recognize a deferred tax asset. Income taxes paid on intra-entity profits on assets remaining within the group are accounted for as prepaid taxes. Prepaid taxes are reported in other current assets and other assets in our Consolidated Balance Sheets.

Comprehensive Income

Comprehensive income is the change in stockholders' equity that is not the result of investments by or distributions to stockholders. The components of comprehensive income, net of tax, were as follows:

(fiscal years, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Net income	$72,572	$ 957	$37,521
Change in net unrealized holding (loss) gain on available-for-sale investments	(76)	83	118
Gain for translation adjustment	1	5	43
Total comprehensive income	$72,497	$ 1,045	$37,682
Gain realized upon reclassification from Comprehensive income	$ —	$217,000	$ —

Translation

The assets and liabilities of the Company's foreign subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to the U.S. dollar using exchange rates in effect at the balance sheet date. Income statement items are translated at average exchange rates prevailing during the period. The translation gains or losses are included as a component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Transaction gains and losses resulting from the remeasurement or settlement of assets and liabilities denominated in foreign currencies are included in the determination of net income and have not been significant.

Stock-Based Compensation

The Company has various equity award plans ("Plans") that provide for granting stock based awards to employees and non-employee directors of the Company. The Plans provide for the granting of several available forms of stock compensation. As of January 30, 2011, the Company has granted stock option awards ("Options"), restricted stock awards ("RSA"), and restricted stock unit awards ("RSU") under the Plans and has also issued some stock-based compensation outside of any plan, including options and restricted stock awards issued as inducements to join the Company.

Earnings per Share

The computation of basic and diluted earnings per common share was as follows:

(fiscal years, in thousands, except per share amounts)	January 30, 2011	January 31, 2010	January 25, 2009
Net income	$72,572	$ 957	$37,521
Weighted average common shares outstanding—basic	62,339	60,779	61,249
Dilutive effect of employee equity incentive plans	2,184	897	750
Weighted average common shares outstanding—diluted	64,523	61,676	61,999
Basic earnings per common share	$ 1.16	$ 0.02	$ 0.61
Diluted earnings per common share	$ 1.12	$ 0.02	$ 0.61

Basic earnings per common share is computed using the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share incorporates the incremental shares issuable, calculated using the treasury stock method, upon the assumed exercise of stock options and the vesting of restricted stock.

Options to purchase 1.7 million, 8.9 million and 10.6 million shares for fiscal years 2011, 2010 and 2009, respectively, were not included in the computation of diluted net income per share because the grant price of such options was above the average stock price for the period and, therefore, the options were considered anti-dilutive.

Subsequent Events

The Company evaluates all events through the issuance date of the consolidated financial statements to determine whether any subsequent events have occurred that require recognition or disclosure.

Note 3. Investments

Certain investments that mature within three months of the balance sheet date, including money market funds, time deposits and U.S. government obligations, are accounted for as cash equivalents. Temporary and long-term investments consist of government, corporate obligations and bank time deposits with maturity dates in excess of 90 days. Temporary investments have maturities in excess of three months, but mature within twelve months of the balance sheet date. Long-term investments mature in excess of one year from the balance sheet date. The Company determines the cost of securities sold based on the specific identification method. Realized gains or losses are reported in "Interest and other income, net" on the Consolidated Statements of Income.

The Company classifies its investments as "available for sale" because it may sell some securities prior to maturity. The Company's investments are subject to market risk, primarily interest rate and credit risks. The Company's investments are managed by a limited number of outside professional managers that operate within investment guidelines set by the Company. These guidelines include specified permissible investments, minimum credit quality ratings and maximum average duration restrictions and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short term maturities.

As of January 30, 2011, all of the Company's long-term investments mature on various dates through fiscal year 2015.

The following table summarizes the Company's investments as of January 30, 2011 and January 31, 2010:

(in thousands)	January 30, 2011			January 31, 2010		
	Market Value	Cost Basis	Unrealized Gain (Loss)	Market Value	Cost Basis	Unrealized Gain (Loss)
U.S. government issues	$ 54,747	$ 54,658	$ 89	$62,555	$62,435	$120
Corporate issues	16,576	16,354	222	19,070	18,762	308
Bank time deposits	68,000	68,000	—	—	—	—
Total Investments	$139,323	$139,012	$311	$81,625	$81,197	$428

The following table summarizes the maturities of the Company's investments at the end of fiscal years 2011 and 2010:

(in thousands)	January 30, 2011		January 31, 2010	
	Market Value	Cost Basis	Market Value	Cost Basis
Within 1 year	$112,237	$112,077	$55,462	$55,376
1 year through 5 years	27,086	26,935	26,163	25,821
Total Investments	$139,323	$139,012	$81,625	$81,197

In fiscal years 2011, 2010 and 2009, the Company included under Accumulated other comprehensive income in the Consolidated Balance Sheets $76,000 of unrealized losses, $83,000 and $118,000 of unrealized gains, respectively (net of tax), on investments. These unrealized gains are the result of fluctuations in the market value of the Company's investments and are included in the comprehensive income portion of the Consolidated Statements of Stockholders' Equity. The tax associated with these comprehensive income items was $41,000, $26,000 and $11,000 in fiscal years 2011, 2010 and 2009, respectively.

Investments and cash and cash equivalents generated interest income of $1.0 million, $2.0 million and $5.7 million in fiscal years 2011, 2010 and 2009, respectively.

Note 4. Fair Value Measurements

All items recorded or measured at fair value on a recurring basis in the accompanying consolidated financial statements were measured based on the use of Level 1 or Level 2 inputs and consisted of the following items as of January 30, 2011:

(in thousands)	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Observable Inputs Other than Level 1 Prices (Level 2)
Assets			
U.S. government issues	$ 54,747	$54,747	$ —
Corporate issues	16,576	16,576	—
Bank time deposits	68,000	—	68,000
	$139,323	$71,323	$68,000

The investment in bank time deposits during fiscal year 2011 resulted in $68.0 million of financial assets measured at fair value on a recurring basis using Level 2 inputs.

Note 5. Inventories

Inventories, consisting of material, material overhead, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out) or market and consist of the following:

(in thousands)	January 30, 2011	January 31, 2010
Raw materials	$ 5,070	$ 3,445
Work in progress	27,763	17,488
Finished goods	14,886	12,886
Inventories	$47,719	$33,819

Note 6. Property, Plant and Equipment

The following is a summary of property and equipment, at cost less accumulated depreciation:

(in thousands)	January 30, 2011	January 31, 2010
Property	$ 5,991	$ 5,991
Buildings	18,485	18,022
Leasehold improvements	2,718	1,701
Machinery and equipment	82,152	63,701
Furniture and office equipment	20,081	17,489
Construction in progress	4,594	1,964
Property, plant and equipment, gross	134,021	108,868
Less accumulated depreciation and amortization	(77,243)	(70,805)
Property, plant and equipment, net	$ 56,778	$ 38,063

Depreciation expense was $6.9 million, $6.0 million, and $7.2 million in fiscal years 2011, 2010 and 2009, respectively.

Note 7. Acquisitions

Sierra Monolithics, Inc.

On December 9, 2009, the Company acquired all outstanding equity interests of Sierra Monolithics, Inc. ('SMI"), a supplier of analog and mixed-signal integrated circuit solutions for optical communications, wireless and microwave/millimeter wave applications. Under the terms of the acquisition, the Company paid an aggregate of $180.0 million in cash in exchange for all the outstanding shares of SMI common and preferred stock, as well as all vested stock options. Of the total consideration, $18.0 million was placed in escrow for twelve months in order to satisfy any indemnifiable claims that may arise as a result of, among other things, inaccuracies in or breaches of representations, warranties and covenants pursuant to the terms of the acquisition agreement. The Company also assumed the existing unvested stock options of SMI in exchange for options to purchase approximately 669,769 shares of the Company's common stock with an approximate estimated fair value of $8.0 million, of which approximately $458,000 was attributed to services performed prior to the acquisition and has been included in the consideration paid. The remaining $7.5 million in compensation expense will be recognized post-acquisition over the remaining vesting period of these equity awards, which ranges from one month to four years, subject to adjustment based on estimated forfeitures.

In connection with the acquisition, the Company has granted 551,000 service vested restricted stock unit awards to SMI employees which will vest over a four year period and 135,500 performance unit awards. The performance awards are subject to a performance condition in addition to a service condition. The performance condition relates to revenue and operating income over a two-year period measured against internal goals. The maximum number of performance unit awards that could be earned in the aggregate is 135,500 shares. The total value of such awards will be recognized as compensation expense in the post-acquisition periods based on the number of shares that are expected to vest (subject to adjustment based on estimated forfeitures and the likelihood of meeting performance criteria for awards that are subject to such conditions).

The total acquisition consideration is as follows:

(in thousands)	
Cash	$180,000
Sierra Monolithics unvested stock options exchanged for 669,769 Semtech stock options	458
Total acquisition consideration	$180,458

Under the acquisition method of accounting, the acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of SMI based on their respective estimated fair values as of the acquisition date. Any excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill. The Company's allocation of the total purchase price is summarized below:

(in thousands)	
Current assets, principally cash and accounts receivable	$ 10,711
Inventories	10,043
Property, plant and equipment	3,681
Deferred tax assets and other assets	18,281
Amortizable intangible assets:	
Core technology	59,900
Customer relationships	12,100
In-process research and development	10,300
Goodwill	104,111
Deferred tax liabilities	(33,628)
Other liabilities	(15,041)
Total acquisition consideration allocation	$180,458

The Company's primary reasons for the acquisition were to integrate SMI's world-class engineering team to create a portfolio of wireless capability from ultra low power, sub 1Ghz platforms targeted at industrial applications, through Microwave RF and Millimeter wave technology platforms targeted at the highest performance communication challenges in the industry. In addition, SMI's leadership position in 50Gbps and 100Gbps communications will elevate the Company's importance to the communications infrastructure customers who already purchase the Company's leading Protection, Power Management and Timing Synchronization products. These significant factors were the basis for the recognition of goodwill. The goodwill is not expected to be deductible for tax purposes.

The Company recognized approximately $4.0 million of acquisition related costs that were expensed in the third and fourth quarters of fiscal year 2010. These costs are included in the Consolidated Statements of Income for the period ended January 31, 2010 under "Selling, general and administrative."

For fiscal year 2010, net revenues attributable to SMI since the acquisition date were $6.1 million and net loss was $2.1 million.

Pro Forma Financial Information

The results of operations of SMI have been included in the Company's consolidated statements of operations since the acquisition date of December 9, 2009. The following table reflects the unaudited pro forma consolidated results of operations as if the acquisition had taken place at the beginning of each period presented, after giving effect to certain adjustments including the following for the fiscal years ended January 31, 2010 and January 25, 2009:

- increase in cost of goods sold associated with the fair value adjustment related to the acquired inventory;
- increase in amortization expense as a result of acquired intangible assets;
- decrease in interest income as a result of cash paid for the acquisition;
- increase in equity compensation expense associated with the SMI unvested stock options assumed in the acquisition and the restricted stock units granted to SMI employees in connection with the acquisition; and
- the related tax effects

Pro-forma Unaudited Consolidated Results of Operations

(in thousands)

	January 31, 2010 (unaudited)	**January 25, 2009 (unaudited)**
Revenue	$325,933	$341,511
Net income (loss)	(9,196)	21,847

The pro forma information presented does not purport to be indicative of the results that would have been achieved had the acquisition been consummated at the beginning of each period presented nor of the results which may occur in the future.

Leadis Technology Inc.

On February 6, 2009, the Company acquired certain assets, comprising a business line, from Leadis Technology Inc. The acquired assets are in the development stage. The acquisition date fair value of the consideration transferred was $2.3 million. No additional consideration is due under the acquisition agreement.

(in thousands)	
Cash paid at acquisition date	$2,000
Contingent consideration paid	300
Total fair value consideration	$2,300

The following table summarizes the estimated fair values of the acquired assets at the acquisition date. No liabilities were assumed.

(in thousands)	
In-process research and development	$2,070
Convenant not to compete	230
Total allocated fair value	$2,300

The Company recognized approximately $75,000 of acquisition related costs that were expensed in the first quarter of fiscal year 2010. These costs are included in the Consolidated Statements of Income for the period ended January 31, 2010 under "Selling, general and administrative."

Note 8. Intangible Assets

Goodwill—Goodwill is not amortized, but is tested for impairment using a two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit.

The fair value of goodwill is tested for impairment on a non-recurring basis in the accompanying consolidated financial statements using Level 3 inputs.

As of January 30, 2011, all of the goodwill reported by the Company is associated with the Advanced Communications and Sensing reporting unit. The following is a summary of goodwill activity for fiscal years 2011 and 2010:

(in thousands)	
January 25, 2009	
Gross goodwill	$ 25,540
Accumulated impairment	—
Net goodwill	25,540
Additions	104,111
January 31, 2010	
Gross goodwill	129,651
Accumulated impairment	—
Net goodwill	129,651
Additions	—
January 30, 2011	
Gross goodwill	129,651
Accumulated impairment	—
Net goodwill	$129,651

In fiscal year 2011, the Company reorganized its reporting structure in a manner that changed the composition of its reporting units. As a result of this change, the goodwill associated with the Xemics SA and Sierra Monolithics Inc. acquisitions have been aggregated. In connection with this change, the Company assessed whether an indicator of impairment existed before aggregation and concluded that no such indicator was present.

Goodwill was tested for impairment as of November 30, 2010, the date of the Company's annual impairment review. The Company concluded that the fair value of this reporting unit exceeded the carrying value and no impairment existed.

Purchased Intangibles—Purchased intangibles are amortized on a straight-line basis over their estimated useful lives. In-process research and development is recorded at fair value as of the date of acquisition as an indefinite-lived intangible asset until the completion or abandonment of the associated research and development efforts. Upon completion of development, acquired in-process research and development assets are transferred to finite-lived assets and amortized over their useful lives.

Intangible assets consist of the following:

	Gross Carrying Amount			Accumulated Amortization		Net	
(in thousands)	Estimated Useful Life	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
Core technologies	*2-10 years*	$65,900	$65,900	$(14,006)	$(5,953)	$51,894	$59,947
In-process research and development	*Indefinite*	12,370	12,370	—	—	12,370	12,370
Customer relationships	*8-10 years*	12,130	12,130	(1,571)	(214)	10,559	11,916
Other intangibles	*2 years*	230	230	(230)	(120)	—	110
Other Intangibles		$90,630	$90,630	$(15,807)	$(6,287)	$74,823	$84,343

Amortization expense related to intangible assets was approximately $9.5 million, $2.4 million and $1.1 million, respectively, for fiscal years 2011, 2010 and 2009. Assuming no subsequent impairment of the underlying assets, the annual amount of future amortization expense will be as follows:

(in thousands)	Leadis	Sierra Monolithics	Total
To be recognized in:			
Fiscal year 2012	$ 104	$ 8,713	$ 8,817
Fiscal year 2013	$ 414	$ 9,220	$ 9,634
Fiscal year 2014	$ 414	$ 9,240	$ 9,654
Fiscal year 2015	$ 414	$ 9,240	$ 9,654
Fiscal year 2016	$ 414	$ 9,240	$ 9,654
Thereafter	$ 310	$27,100	$27,410
Total expected amortization expense	$2,070	$72,753	$74,823

Note 9. Accrued Liabilities

The following is a summary of accrued liabilities for fiscal years 2011 and 2010:

(in thousands)	January 30, 2011	January 31, 2010
Compensation	$19,416	$14,054
Shareholder litigation	20,100	10,421
Warranty allowance	607	2,250
Equity awards accounted for as a liability	1,281	—
Other	7,319	7,283
	$48,723	$34,008

Note 10. Stock Based Compensation

Financial Statement Effects and Presentation. The following table shows total pre-tax, stock-based compensation expense included in the Consolidated Statements of Income for the fiscal years ended January 30, 2011, January 31, 2010 and January 25, 2009, respectively.

Allocation of Stock-based Compensation

(fiscal years, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Cost of sales	$ 1,802	$ 1,168	$ 1,389
Selling, general and administrative	19,310	13,566	10,400
Product development and engineering	7,898	5,201	3,935
Stock-based compensation, pre-tax	$29,010	$19,935	$15,724
Stock-based compensation captitalized into inventory	$ (116)	$ 58	$ (67)

Impact of Stock-based Compensation

(fiscal years, in thousands)

	January 30, 2011	January 31, 2010	January 25, 2009
Stock-based compensation	$29,010	$19,935	$15,724
Associated tax effect	(9,170)	(4,978)	(3,452)
Net effect on net income	$19,840	$14,957	$12,272

The tax benefit realized from option exercise activity for fiscal years 2011, 2010 and 2009 was $7.1 million, $1.6 million and $4.7 million, respectively.

Adjustments to Expense During the Three and Twelve Months Ended January 30, 2011

During the second quarter of fiscal year 2011 and subsequent to the issuance of its May 2, 2010 unaudited consolidated financial statements, the Company implemented a new third-party stock-based compensation software package to replace the legacy software historically used. Upon implementation during the second quarter of fiscal year 2011, the Company performed a comparison of historical results as computed under the legacy system with results from the new software package, noting differences.

The new software package enables the Company to refine its estimates of forfeitures. The Company accounted for this as a change in estimate in the second quarter of fiscal year 2011. As the new software package was installed, the Company discovered accounting errors in previously issued financial statements. The new software allocates stock-based compensation by award instead of grouping awards into a defined tranche, resulting in higher levels of expense allocated to tax jurisdictions that record tax benefits for stock-based compensation. Consequently, the Company identified both a change in accounting estimate in the quarter ended August 1, 2010 and a correction of errors in previously issued financial statements for the three months ended May 2, 2010 and the years ended January 31, 2010, January 25, 2009 and January 27, 2008.

The Company determined that correcting the accounting errors in previously issued financial statements would have generated additional tax benefits and a corresponding increase in net income of $196,000, $115,000, $120,000 and $142,000 for the three months ended May 2, 2010 and the years ended January 31, 2010, January 25, 2009 and January 27, 2008, respectively. Earnings per fully diluted share would not have changed in any of these periods. See Note 10 for additional discussion.

The Company has determined that the impact of these errors is not material to the previously issued annual and interim financial statements using the guidance of SEC Staff Accounting Bulletin ("SAB") No. 99 ("SAB 99") and SAB No. 108. Accordingly, the unaudited condensed consolidated financial statements for the twelve month period ended January 30, 2011 include the adjustment to increase stock-based compensation expense for a change in accounting estimate by $328,000, net of tax effects and recognize the tax benefits and a corresponding increase to net income of $868,000 (or $0.01 of earnings per fully diluted share for the twelve month period ended January 30, 2011) to correct this error. The Company does not believe the correction of these accounting errors in previously issued financial statements is material to the consolidated financial statements for the annual consolidated financial statements for the fiscal year ending January 30, 2011.

Share-based Payment Arrangements. The Company has various equity award plans that provide for granting stock based awards to employees and non-employee directors of the Company. The plans provide for the granting of several available forms of stock compensation. As of January 30, 2011, the Company has granted Options and restricted stock under the plans and has also issued some stock-based compensation outside of the plans, including Options and restricted stock issued as inducements to join the Company.

Grant Date Fair Values and Underlying Assumptions; Contractual Terms. The Company uses the Black-Scholes pricing model to value Options. For awards classified as equity, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee's or director's requisite service period. For awards classified as liabilities, stock based compensation cost is measured at fair value at each reporting date until the date of settlement, and is recognized as an expense over the employee or director's requisite service period. Expected volatilities are based on historical volatility using daily and monthly stock price observations.

	Fiscal Years Ended		
	January 30, 2011	**January 31, 2010**	**January 25, 2009**
Expected lives, in years	4.3 - 5.1	5.0	4.0 - 5.0
Estimated volatility	39% - 40%	40% - 41%	38% - 65%
Dividend yield	—	—	—
Risk-free interest rate	1.2% - 2.3%	1.9% - 2.7%	1.6% - 4.6%

The estimated fair value of restricted stock (RSA and RSU) awards was calculated based on the market price of the Company's common stock on the date of grant. Some RSU awards made by the Company are classified as liabilities rather than equity. For awards classified as liabilities, the value of these awards was re-measured on January 30, 2011.

Stock Option Awards. The Company has historically granted stock option awards to both employees and non-employee directors. The grant date for these awards is equal to the measurement date. These awards were valued as of the measurement date and are amortized over the requisite vesting period (typically 3-4 years). A summary of the activity for stock option awards for fiscal years 2011, 2010 and 2009 is presented below:

Information regarding outstanding stock option awards

(in thousands, except for per share amounts)

	Number of Shares	Weighted Average Exercise Price (per share)	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic Vaue (1)	Aggregate Unrecognized Compensation	Number of Shares Exercisable	Weighted Average Contractual Term
January 27, 2008	10,828			$ 9,848	23,446	6,678	
Grants	1,339	$14.80	$5.69				
Exercises	(1,456)			$12,153			
Cancellations and forfeitures	(1,317)						
January 25, 2009	9,394			$ 342	16,275	6,070	
Grants (2)	1,334	$10.05	$8.72				
Exercises	(830)			$ 2,324			
Cancellations and forfeitures	(747)						
January 31, 2010	9,151			$ 8,998	9,436	6,302	
Grants	403	$17.61	$6.56				
Exercises	(2,329)	$14.22		$11,495			
Cancellations and forfeitures	(603)	$21.35					
January 30, 2011	6,622	$16.84		$35,492	7,067	5,160	
Exercisable at January 30, 2011	5,160	$17.37		$25,591			2.66
Expected to vest after January 30, 2011	1,230	$14.91		$ 8,455			4.71

(1) Represents the difference between the exercise price and the value of the Company's stock at the time of exercise, for exercised grants. For outstanding awards, represents the difference between the exercise price and the value of the Company's stock at fiscal year end.
(2) Includes the replacement awards issued to employees of SMI who held unvested SMI options on December 9, 2009.

The following table summarizes information about stock options outstanding at January 30, 2011.

Stock Options	**Shares**	**Weighted Average Exercise Price**	**Weighted-Average Remaining Contractual Life (years)**
Price Range Analysis - Outstanding			
$ 1.15 - 4.53	25	$ 2.71	6.38
$ 7.23 - 10.94	196	$ 8.30	4.50
$ 11.23 - 16.85	3,740	$15.10	3.54
$ 16.90 - 25.67	2,468	$19.30	2.43
$ 26.70 - 35.69	193	$29.93	1.01
Total outstanding	6,622	$16.85	3.09
Price Range Analysis - Exercisable			
$ 1.15 - 4.53	12	$ 2.22	6.28
$ 7.23 - 10.94	98	$ 8.25	2.51
$ 11.23 - 16.85	2,670	$15.20	3.14
$ 16.90 - 25.67	2,187	$19.40	2.13
$ 26.70 - 35.69	193	$29.93	1.01
Total exercisable	5,160	$17.37	2.63

Information regarding unvested stock option awards
(in thousands, except for per share amounts)

	Number of Shares	**Weighted Average Exercise Price (per share)**	**Weighted Average Grant Date Fair Value (per share)**	**Weighted Average Remaining Expense Period (in years)**	**Total Fair Value**
Unvested at January 31, 2010	2,849	$13.31	$7.48	1.9	$21,311
Granted	403	$17.61	$6.56		$ 2,644
Vested	(1,575)	$13.07	$8.26		$13,006
Forfeited	(215)	$11.57	$8.56		$ 1,845
Unvested at January 30, 2011	1,462	$15.00	$6.23	1.9	$ 9,103

Restricted Stock. The Company has not granted any restricted stock to employees since fiscal year 2009. The grant date for these awards is equal to the measurement date. These awards are valued as of the measurement date and recognized as compensation expense over the requisite vesting period (typically 3-4 years). A summary of the activity for restricted stock awards for fiscal years 2011, 2010 and 2009 is presented below:

(in thousands, except for per share amounts)	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic Value (1)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 27, 2008	785	$16.22		$10,675	2.9
Granted	313	$13.94			
Vested	(247)		4,197		
Forfeited	(88)				
January 25, 2009	763	$15.36		$ 7,524	2.2
Granted	—				
Vested	(305)		4,619		
Forfeited	(40)				
January 31, 2010	418	$15.15		$ 3,193	1.2
Granted	—				
Vested	(270)	$17.33	4,678		
Forfeited	(13)	$17.44			
January 30, 2011	135	$14.44		$ 984	0.8

(1) Represents the value of Semtech stock on the date, that the restricted stock vested.

Performance Unit Awards. The Company grants performance vested RSU's to select employees. These awards have a performance condition in addition to a service condition. The performance condition generally relates to the Company's revenue and operating income measured against internal goals. Under the terms of these awards, assuming the highest level of performance with no cancellations due to forfeitures, the maximum number of units that can be earned in the aggregate is 1,016,000. In this scenario, the maximum number of shares that could be issued thereunder would be 555,500 and the Company would have a liability accrued in the Consolidated Balance Sheet equal to the value of 460,500 shares on the settlement date, which would be settled in cash. At January 30, 2011, 85% of the units from the fiscal year 2009 grant are expected to vest. At January 30, 2011, the performance metrics associated with the awards issued in fiscal years 2011 and 2010 are expected to be met at a level which would result in a grant at 200% of target. The following table summarizes performance unit award activity during fiscal years 2011, 2010 and 2009:

(in thousands, except for per share amount)	Total Units	Subject to Share Settlement Units	Subject to Cash Settlement Units	Subject to Cash Settlement Recorded Liability	Weighted Average Grant Date Fair Value (per share)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 27, 2008	163	82	81	$ 190.2	$16.14	$ 1,783	2.4
Granted	174	87	87		$13.15		
Vested	—	—	—				
Cancelled/forfeited	(30)	(15)	(15)				
Change in liability				$ (190.2)	$11.51		
January 25, 2009	307	154	153	$ —	$14.64	$ —	1.7
Granted	318	227	91		$13.92		
Vested	—	—	—				
Cancelled/forfeited	(32)	(18)	(14)				
Change in liability				$ 258.8	$11.23		
January 31, 2010	593	363	230	$ 258.8	$14.29	$ 580.3	1.3
Granted	143	72	71		$16.68		
Vested	—	—	—				
Cancelled/forfeited	(180)	(109)	(71)		$16.28		
Change in liability				$3,666.1	$ —		
January 30, 2011	556	326	230	$3,924.9	$14.26	$7,971.0	1.0

Stock Unit Awards, Employees. The Company issues stock unit awards to employees which are expected to be settled with stock. The grant date for these awards is equal to the measurement date. These awards are valued as of the measurement date and amortized over the requisite vesting period (typically 4 years). The following table summarizes stock unit award activity for fiscal years 2011 and 2010:

(in thousands, except per share price)	Number of Units	Weighted Average Grant Date Fair Value (per unit)	Aggregate Intrinsic Value (1)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 27, 2008	—			$ —	
Granted	331	$14.97			
Vested	—				
Forfeited	(15)				
January 25, 2009	316	$14.97		$ 3,345	3.6
Granted	1,205	$15.84			
Vested	(66)		$1,136.6		
Forfeited	(45)				
January 31, 2010	1,410	$15.72		$17,713	3.4
Granted	1,181	$17.62			
Vested	(404)	$19.20	$7,749.0		
Forfeited	(129)	$19.50			
January 30, 2011	2,058	$16.70		$29,763	2.7

(1) Reflects the value of Semtech stock on the date that the stock unit vested.

Stock Unit Awards, Non-Employee Directors. The Company grants stock unit awards to non-employee directors. These RSUs are accounted for as liabilities and accrued in the Consolidated Balance Sheets because they are cash settled. The value of these awards is remeasured at each reporting period until settlement, which typically occurs upon the director's separation from service. Vested awards and the pro-rata vested portion of unvested awards are recognized as a liability. These awards vest after one year of service. The following table summarizes stock unit award activity for fiscal years 2011, 2010 and 2009:

	Number of Units	Recorded Liability	Grant Date Fair Value (per unit)	Aggregate Unrecognized Compensation	Which Expected to be Recognized (in years)
January 27, 2008	32	$ 218.8	$17.61	$177	0.4
Granted	41		$13.81		
Vested	(32)				
Forfeited	—				
Change in Liability		$ 414.2			
January 25, 2009	41	$ 633.0	$13.81	$239	0.4
Granted	35		$16.18		
Vested	(41)				
Forfeited	—				
Change in Liability		$ 756.1			
January 31, 2010	35	$1,389.1	$16.18	$232	0.4
Granted	30		$16.43		
Vested	(35)		$16.18		
Forfeited	—				
Change in Liability		$1,024.4			
January 30, 2011	30	$2,413.5	$16.43	$269	0.4

Note 11. Income Taxes

The provision for taxes consists of the following:

(fiscal years, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Current:			
Federal	$ 3,178	$17,790	$ 4,446
State	444	725	157
Foreign	2,822	5,867	10,080
Subtotal	6,444	24,382	14,683
Deferred:			
Federal	(1,631)	7,027	336
State	(5)	(2,058)	(387)
Foreign	1,952	3,663	(5,975)
Subtotal	316	8,632	(6,026)
Provision for taxes	$ 6,760	$33,014	$ 8,657

The provision for taxes reconciles to the amount computed by applying the statutory federal rate to income before taxes as follows:

(fiscal years, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Federal income tax at statutory rate	$ 27,766	$11,890	$16,162
State income taxes, net of federal benefit	581	(554)	571
Foreign taxes at rates less than federal rates	(16,367)	(1,381)	(6,097)
Tax credits generated	(1,234)	(4,245)	(2,805)
Changes in valuation reserves	(879)	(7,564)	653
Changes in uncertain tax positions	2,755	—	—
Deemed dividends	1,056	532	1,105
Equity compensation	1,639	958	2,601
Permanent differences	1,652	(607)	572
Sales exclusion - foreign jurisdiction	(9,429)	(5,575)	(3,745)
Foreign exchange loss - foreign jurisdiction	—	(1,285)	—
Dividend and U.S. tax on foreign earnings	—	40,205	—
Non-deductible acquisition costs	—	853	—
Other	(780)	(213)	(360)
Provision for taxes	$ 6,760	$33,014	$ 8,657

The federal research and development credit was renewed in the fourth quarter of fiscal 2011 and resulted in a $1.2 million provision benefit in the quarter ended January 30, 2011.

In the third quarter of fiscal year 2011, the Company concluded that as a result of tax law changes scheduled to take effect for California in fiscal year 2012, the value of certain deferred tax assets needed to be reduced. Accordingly, in the quarter ended October 31, 2010, the Company reduced the value of state deferred tax assets by $627,000 to reflect lower expected benefits as a result of the changes in state tax law.

In the second quarter of fiscal year 2011, the Company recorded an $868,000 increase to its deferred tax assets to reflect the impact of higher anticipated tax benefits from equity compensation expense. Specifically, a higher portion of historical stock-based compensation expense was determined to be associated with tax jurisdictions where the Company expects to realize a future tax benefit. See Note 10 for additional discussion regarding the tax impact from adjustments to stock-based compensation expense.

In the first quarter of fiscal year 2011, the Company moved intangible assets within its consolidated group which resulted in a net increase to prepaid taxes of approximately $7.3 million. The prepaid taxes are reflected as other current assets and other assets on the balance sheet. These prepaid taxes will be amortized as income tax expense ratably over the next four years.

The deferred tax assets and deferred tax liabilities are classified in the Consolidated Balance Sheets as follows:

(in thousands)	**January 30, 2011**	**January 31, 2010**
Deferred tax assets		
Current	$ 13,369	$ 11,808
Non-current	—	7,153
Subtotal	13,369	18,961
Deferred tax liabilities		
Current	(3,334)	(1,332)
Non-current	(11,120)	(16,505)
Subtotal	(14,454)	(17,837)
Net deferred tax (liabilities) assets	$ (1,085)	$ 1,124

ASC 740 requires that for a particular tax-paying component of an enterprise, and within a particular tax jurisdiction, (a) all current deferred tax liabilities and assets shall be offset and presented as a single amount and (b) all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. Deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions should not be offset. The components of the net deferred income tax assets at January 30, 2011 and January 31, 2010 are as follows:

(in thousands)	**January 30, 2011**	**January 31, 2010**
Current deferred tax asset:		
Deferred revenue	$ 2,866	$ 1,937
Inventory reserve	928	2,389
Payroll and related	3,587	2,191
Bad debt reserve	611	676
Accrued service fees	7,746	3,882
Other deferred assets	662	2,000
Valuation reserve	—	(537)
Total current deferred tax asset	16,400	12,538
Non-current deferred tax asset		
Research and development charges	5,360	6,636
Research credit carryforward	8,353	15,161
Acquired NOL carryforward	3,043	13,881
Payroll and related	4,117	2,857
Stock-based compensation	12,049	11,094
Other deferred assets	2,291	2,173
Valuation reserve	(5,053)	(5,965)
Total non-current deferred tax asset	30,160	45,837
Current deferred tax liability:		
Inventory reserve—Foreign	(2,023)	(892)
Bad debt reserve—Foreign	(639)	—
Depreciation—Foreign	(528)	
Other current deferred tax liability	(144)	(439)
Non-current deferred tax liability:		
Domestic tax on foreign earnings	(23,443)	(23,443)
Purchase accounting deferred tax liability	(17,166)	(32,027)
Depreciation and Amortization	(2,638)	
Other non-current deferred tax liability	(1,064)	(450)
Total deferred tax liability	(47,645)	(57,251)
Net deferred tax (liability) asset	$ (1,085)	$ 1,124

The change in the net deferred tax asset differs from the deferred tax provision as a result of deferred tax assets that do not typically impact the provision. This includes the benefit related to tax deductions from the exercise of non-qualified stock options in excess of compensation cost recognized for financial reporting purposes (recorded as an increase to additional paid-in capital when realized).

As of January 30, 2011, the Company had federal and state net operating loss carryforwards of $2.5 million and $25.8 million which, subject to certain limitations, are available to offset future taxable income through fiscal years 2029 and 2019, respectively. These losses were generated by SMI prior to the Company's purchase of SMI and therefore are subject to change of control provisions which limit the amount of acquired tax attributes that can be utilized in a given tax year. The Company does not expect these change in control limitations to significantly impact its ability to utilize these attributes.

As of January 30, 2011, the Company had gross federal and state research credits available of approximately $1.7 million and $10.2 million, respectively, which are available to offset taxable income. These credits will expire between fiscal years 2020 through 2031. As of January 30, 2011, the Company had federal Alternative Minimum Tax credits available of approximately $666,000.

The Company has established valuation allowances against certain U.S. state and foreign deferred tax assets to reflect its concerns regarding the ability of the Company to generate sufficient taxable income to utilize these attributes. The following table summarizes the changes in these allowances during fiscal year 2011:

(in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Beginning balance	$ 6,502	$12,054	$18,639
Additions	2,767	1,917	2,215
Releases	(4,216)	(7,469)	(8,800)
Ending Balance	$ 5,053	$ 6,502	$12,054

Realization of the net deferred tax assets is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be adjusted in the near term if estimates of future taxable income during the reversal periods are revised.

As of January 30, 2011, the Company had approximately $295.7 million of unremitted earnings related to the Company's wholly owned foreign subsidiaries. The amount of unremitted foreign earnings where no U.S. federal or state taxes have been provided is summarized below:

(in millions)	January 30, 2011
Total unremitted foreign earnings	$ 295.7
Foreign earnings, U.S. federal and state tax provided	(120.0)
Distribution of foreign earnings, previously provided U.S. federal and state tax	50.0
Unremitted foreign income, with no U.S federal or state taxes provided	$ 225.7

The Company's policy is to leave the foreign earnings permanently reinvested offshore. The amount of earnings designated as indefinitely reinvested offshore is based upon the actual deployment of such earnings in the Company's offshore assets and expectations of the future cash needs of the Company's U.S. and foreign entities.

Income taxes paid in fiscal years 2011, 2010 and 2009 were $20.6 million, $6.5 million and $3.0 million, respectively.

Uncertain Tax Positions

The Company uses a two-step approach to recognize and measure uncertain tax positions ("UTP"). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (before federal impact of state items) is as follows:

(fiscal year, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Beginning balance	$13,795	$12,460	$11,097
Additions based on tax positions related to the current year	449	723	1,366
Additions for tax positions of prior years	3,592	163	—
Reductions for tax positions of prior years	—	(1,073)	(3)
Reductions for settlements with tax authorities	(825)	(727)	
Acquisition related additions	—	2,249	
Ending Balance	$17,011	$13,795	$12,460

Reductions recorded in the current year relate primarily to a domestic examination of tax credits which concluded in the fourth quarter of fiscal year 2011. Current year increases to our uncertain tax positions relate primarily to the application of the examination positions to our unaudited open tax years.

Included in the balance of unrecognized tax benefits at January 30, 2011 and January 31, 2010, are $14.7 million and $12.1 million, respectively, of net tax benefits (after federal impact of state items) that, if recognized, would impact the effective tax rate. The UTP liability as of January 30, 2011 and January 31, 2010 was $14.7 million and $12.1 million, respectively. This liability is reflected on the balance sheet as "Accrued Taxes." The Company's policy is to include net interest and penalties related to unrecognized tax benefits within the provision for taxes on the Consolidated Statements of Income. During fiscal years 2011 and 2010, a net increase of $100,000 and $159,000 of interest and penalties was recognized in the Consolidated Statement of Income, respectively. The Company had approximately $293,000 and $193,000 of net interest and penalties accrued at January 30, 2011 and January 31, 2010, respectively.

As of January 30, 2011, the Company believes that it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $3.7 million within twelve months as a result of expiring statutes. If recognized, this decrease will impact the effective tax rate.

Tax years prior to 2007 (the Company's fiscal year 2008) are generally not subject to examination by the Internal Revenue Service ("IRS") except for items involving tax attributes that have been carried forward to tax years whose statute of limitations remain open. For state returns, the Company is generally not subject to income tax examinations for years prior to 2006 (the Company's fiscal year 2007). The Company has a primary significant tax presence in Switzerland for which Swiss tax filings have been examined through fiscal year 2009. The Company is also subject to routine examinations by various foreign tax jurisdictions in which it operates.

Note 12. Commitments and Contingencies

Leases

The Company leases facilities and certain equipment under operating lease arrangements expiring in various years through fiscal year 2020. The aggregate minimum annual lease payments under leases in effect on January 30, 2011 are as follows:

Minimum Annual Lease Payments
(in thousands)

Fiscal Year Ending:	
2012	$ 4,621
2013	4,176
2014	3,188
2015	1,268
2016	442
Thereafter	461
Total minimum lease commitments	$14,156

Rent expense was $4.4 million, $3.3 million, and $3.5 million for fiscal year 2011, 2010 and 2009, respectively. The Company received $158,000, $375,000 and $366,000 of sub-lease income in fiscal years 2011, 2010 and 2009, respectively.

Vendor Commitments

The Company has entered into multiple technology development agreements with one of its key wafer suppliers. Under the terms of these agreements, the Company is required to pay $3.2 million in fiscal year 2012.

Legal Matters

From time to time in the ordinary course of its business, the Company is involved in various claims, litigation, and other legal actions that are normal to the nature of its business, including with respect to intellectual property, contract, product liability, employment, and environmental matters.

The Company records any amounts recovered in these matters when collection is certain. Liabilities for claims against the Company are accrued when it is probable that a liability has been incurred and the amount can reasonably be estimated. Any amounts recorded are based on periodic reviews by outside counsel, in-house counsel and management and are adjusted as additional information becomes available or assessments change.

While some insurance coverage is maintained for such matters, there can be no assurance that the Company has a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that the Company will have sufficient resources to satisfy any amount due not covered by insurance.

Management is of the opinion that the ultimate resolution of such matters now pending will not, individually or in the aggregate have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows. However, the outcome of legal proceedings cannot be predicted with any degree of certainty.

Some of the Company's more significant pending legal matters are discussed below:

Government Inquiries. In May 2006, the Company received a letter from the SEC requesting that it voluntarily provide information regarding stock options granted since January 1, 1997 as part of an informal inquiry. Additionally, in June 2006, the Company received a Grand Jury subpoena from the United States District Court, Southern District of New York, requesting documents relating to the Company's stock option practices since 1996. The Company responded to these requests in a timely manner and intends to continue to fully cooperate in these inquiries. There has been no further interaction with or contact from the SEC or the U.S. Department of Justice in relation to the Grand Jury subpoena during this fiscal year or to date

In the event that either or both of these investigations leads to action against any of the Company's current or former directors, officers, or employees, or the Company itself, the trading price of the Company's common stock may be adversely impacted. If the Company is subject to adverse findings in either of these matters, it could be required to pay damages or penalties or have other remedies imposed upon it which could have a material adverse effect on its business, financial condition, results of operations and cash flows. In addition, if either or both of these investigations continue for a prolonged period of time, they may have the same impact regardless of the ultimate outcome.

Class Action Lawsuit. In Re: Semtech Corporation Securities Litigation, United States District Court, Central District of California, Case No. 2:07-CV-07114-CAS. Two separate purported class action lawsuits were filed against the Company and certain current and former officers in August and October 2007, on behalf of persons who purchased or acquired Company securities from dates in 2002 to July 2006. The cases alleged violations of Federal securities laws in connection with the Company's past stock option practices. In February 2008, the Mississippi Public Employees' Retirement System ("MPERS") filed a motion in the United States District Court for the Central District of California for consolidation of the cases described above, appointment of MPERS as lead plaintiff, and approval of selection of counsel. The MPERS motion was granted in late March 2008, and a Consolidated Amended Class Action Complaint was filed in May 2008, initiating the consolidated action with MPERS as the lead plaintiff. In December 2008, per motions filed by the defendants, the Court granted motions to dismiss in favor of defendants Jason Carlson (former Chief Executive Officer of the Company) and Mohan Maheswaran (current Chief Executive Officer of the Company) regarding claims under Section 10(b) of the Securities Exchange Act of 1934, as amended. The Court denied all other motions of all defendants, including other motions to dismiss brought in relation to alternate allegations raised against Messrs. Carlson and Maheswaran, who remain pending as defendants in the matter. In January 2010, the Company made a firm settlement offer to the plaintiffs in the amount of $10 million, offered as full payment to settle any and all claims arising from or relating to the matters at issue in the litigation. The offer was not accepted, but remained open and available to the plaintiffs without withdrawal or revocation by the Company from the initial date of the offer. In August, 2010, the Court issued its class certification order, certifying the plaintiff class as persons who acquired common stock of the Company between August 27, 2002 and July 19, 2006 (inclusive).

At mediation held on December 5, 2010, an agreement in principle to settle the class action litigation was reached. The Company has agreed to pay $20 million to settle all claims in the litigation. The agreement in principle contemplates the negotiation and execution of a final settlement agreement. As a result of this agreement, the Company recorded an additional charge of $10.0 million in fiscal year 2011 to increase our total accrued liability for this matter to $20.0 million. The expense is reported in Selling, general and administrative expenses on the Consolidated Statements of Income.

The proposed settlement would fully resolve all claims against the Company, all current officers and directors of the Company named in the lawsuit, and certain former officers and directors of the Company named in the lawsuit. No parties admit any wrongdoing as part of the proposed settlement. The settlement is subject to preliminary approval by the Court, notice to the putative class and subsequent final approval by the Court. The preliminary approval hearing is scheduled for April 11, 2011. The Company expects preliminary approval to be given by the Court, as well as final approval at a later date to be determined.

Environmental Matters. In 2001, the Company was notified by the California Department of Toxic Substances Control ("State") that it may have liability associated with the clean-up of the one-third acre Davis Chemical Company site in Los Angeles, California. The Company has been included in the clean-up program because it was one of the companies that used the Davis Chemical Company site for waste recycling and/or disposal between 1949 and 1990. The Company joined with other potentially responsible parties and entered into a Consent Order with the State that required the group to perform a soils investigation at the site and submit a remediation plan. The State has approved the remediation plan, which completes the group's obligations under the Consent Order. Although the Consent Order does not require the group to remediate the site and the State has indicated it intends to look to other parties for remediation, the State has not yet issued "no further action" letters to the group members. To date, the Company's share of the group's expenses has not been material and has been expensed as incurred.

The Company has used an environmental firm, specializing in hydrogeology, to perform monitoring of the groundwater at the Company's former facility in Newbury Park, California that was leased for approximately forty years. The Company vacated the building in May 2002. Certain contaminants have been found in the local groundwater and site soils. Groundwater monitoring results to date over a number of years indicate that groundwater contaminants are, in full or in material part, from adjacent facilities. Responsibility for soil contamination remains under investigation. The location of key soil contamination is concentrated in an area of an underground storage tank that the Company believes to have been installed and used in the early 1960s by a former tenant at the site who preceded the Company's tenancy. There are no claims pending with respect to environmental matters at the Newbury Park site. However, the applicable regulatory agency having authority over the site issued joint instructions in November 2008, ordering the Company and the current owner of the site to perform additional assessments and surveys, and to create ongoing groundwater monitoring plans before any final regulatory action for "no further action" may be approved. In September 2009, the regulatory agency issued supplemental instructions to the Company and the current site owner regarding previously ordered site assessments, surveys and groundwater monitoring. The costs to perform all site work directed by the regulatory agency to date are not anticipated to be material. The Company and the site owner have agreed on an equitable cost sharing arrangement for current site work. At January 30, 2011, accrued liabilities includes approximately $243,000 of fees payable in connection with pending testing and monitoring activities at this site. It is not currently possible to determine the ultimate amount, if any, of future site clean-up costs that may be directed by the regulatory agency following the current site assessments and surveys. Accordingly, no reserve for site clean-up costs has been provided at this time.

Product Warranties

The Company's general warranty policy provides for repair or replacement of defective parts. In some cases, a refund of the purchase price is offered. In certain instances the Company has agreed to other warranty terms, including some indemnification provisions.

In fiscal year 2010 the Company assumed certain warranty obligations in connection with the acquisition of SMI. As a result of lower than anticipated field failures and a revised estimate of anticipated warranty claims, the Company reduced its warranty accrual by $1.0 million with a corresponding offset to cost of sales during the fourth quarter of fiscal year 2011.

The table below summarizes changes in product warranties in accrued liabilities for fiscal years 2011 and 2010.

(in thousands)	
Balance, January 25, 2009	$ 50
Accruals acquired as part of acquisition	2,780
Settlements made (in cash or in kind) during the period	(580)
Balance, January 31, 2010	2,250
Current accruals	165
Accrual reversals	(1,276)
Settlements made (in cash or in kind) during the period	(532)
Balance, January 30, 2011	$ 607

The product warranty accrual reflects the Company's best estimate of probable liability under its product warranties. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical experience.

Retirement Plans

The Company contributed $1.0 million, $0 and $745,000, respectively, in fiscal years 2011, 2010 and 2009 to the 401(k) retirement plan maintained for its employees. No Company contributions were made to this plan in fiscal year 2010. The Company contributed $837,000, $719,000 and $697,000, respectively, in fiscal years 2011, 2010 and 2009 to a Swiss defined contribution plan.

Deferred Compensation

The Company maintains a deferred compensation plan ("the Plan") for certain officers and key executives that allows participants to defer a portion of their compensation for future distribution at various times permitted by the plan. This plan provides for a discretionary Company match up to a defined portion of the employee's deferral, with any match subject to a vesting period. Compensation expense under this plan for fiscal years 2011, 2010 and 2009 totaled approximately $2.1 million (net of $66,000 of forfeitures), $1.4 million (net of $127,000 of forfeitures) and $466,000 (net of $201,000 of forfeitures), respectively.

The Company's liability for deferred compensation under this plan was $10.2 million as of January 30, 2011 and $7.1 million as of January 31, 2010 classified as follows:

(in thousands)	January 30, 2011	January 31, 2010
Accrued liabilities	$ 339	$ 342
Other long-term liabilities	9,838	6,794
	$10,177	$7,136

The Company has purchased whole life insurance on the lives of certain current and former deferred compensation plan participants. This Company-owned life insurance is held in a grantor trust and is intended to cover a majority of the Company's costs of the deferred compensation plan. The cash surrender value of the Company-owned life insurance was $6.1 million as of January 30, 2011 and $5.5 million as of January 31, 2010, and is included in other assets.

Indemnification

The Company has entered into agreements with its current executive officers and directors indemnifying them against certain liabilities incurred in connection with the performance of their duties. The Company's Certificate of Incorporation and Bylaws contain comparable indemnification obligations with respect to the Company's current directors and employees. Additionally, comparable indemnification agreements and obligations under the Certificate of Incorporation and Bylaws remain in effect for certain former executive officers and directors of the Company, rights under which are being claimed by certain former executives and former directors in relation to the Government Inquiries and the Class Action Lawsuit discussed above. Settlement of the Class Action Lawsuit, and dismissal of the lawsuit upon final approval of settlement by the Court if same is given by the Court, will end the Company's indemnification obligations and expenses in relation to the Class Action Lawsuit. Obligations in relation to the Government Inquires will remain pending.

Note 13. Interest and Other Income, net

Interest and other income, net, consist of the following:

(fiscal years, in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Interest income	$1,051	$2,035	$5,677
Interest expense	—	(139)	(3)
Gain (loss) on sale of fixed assets and available-for-sale securities	65	139	(428)
Foreign currency transaction (loss) gain	(428)	403	(549)
Miscellaneous (expense) income	(114)	616	(410)
Interest and other income, net	$ 574	$3,054	$4,287

Note 14. Geographic Information and Concentrations of Risk

The Company operates exclusively in the semiconductor industry and primarily within the analog and mixed-signal sector.

Net sales activity by geographic region is as follows.

Sales by Region
(fiscal years, in thousands)

	January 30, 2011		January 31, 2010		January 25, 2009	
North America	$112,404	25%	$ 72,818	25%	$ 72,072	24%
Asia-Pacific	272,079	60%	165,880	58%	172,054	59%
Europe	70,019	15%	47,862	17%	50,694	17%
Total Net Sales	$454,502	100%	$286,560	100%	$294,820	100%

The Company generally attributes sales to a country based on the ship-to address. A summary of sales activity to countries that represented greater than 10% of total sales in fiscal year 2011 follows:

Sales by Country
(fiscal years, percentage of total sales)

	January 30, 2011	January 31, 2010	January 25, 2009
United States	23%	19%	20%
China (including Hong Kong)	34%	26%	21%
South Korea	10%	18%	22%
Total Net Sales	67%	63%	63%

Income (loss) from continuing operations before income taxes is as follows:

(in thousands)	January 30, 2011	January 31, 2010	January 25, 2009
Domestic	$(12,540)	$ (9,157)	$ 7,984
Foreign	91,872	43,128	38,194
Total	$ 79,332	$33,971	$46,178

Domestic income (loss) from continuing operations include amortization of acquired intangible assets, litigation related expenses and higher levels of stock-based compensation compared to foreign operations.

Long-lived Assets

Long-lived assets which consist of property, plant and equipment, net of accumulated depreciation are summarized as follows:

(in millions)	January 30, 2011	January 31, 2010
Located within the United States	$37.4	$27.0
Located outside the United States	$19.4	$11.1
	$56.8	$38.1

Some of these assets are at locations owned or operated by the Company's suppliers. The Company has consigned certain equipment to a foundry based in China to support its specialized processes run at the foundry. The Company has also installed its own equipment at some of its packaging and testing subcontractors in order to ensure a certain level of capacity, assuming the subcontractor has ample employees to operate the equipment.

Significant Customers

Sales to the Company's customers are generally made on open account, subject to credit limits the Company may impose, and the receivables are subject to the risk of being uncollectible. The table below sets forth the net sales and accounts receivable for certain significant customers for fiscal years 2011, 2010 and 2009.

Concentration of Net Sales - Significant Customers
(percentage of net sales)

	Fiscal Year Ended		
	January 30, 2011	**January 31, 2010**	**January 25, 2009**
Samsung Electronics (and affiliates)	12%	17%	15%
Frontek Technology Corp	11%	13%	13%

Concentration of Accounts Receivable - Significant Customers
(percentage of net accounts receivable)

	Fiscal Year Ended	
	January 30, 2011	**January 31, 2010**
Samsung Electronics (and affiliates)	15%	13%
Frontek Technology Corp	12%	14%

Outside Subcontractors and Suppliers

The Company relies on a limited number of outside subcontractors and suppliers for the production of silicon wafers, packaging and certain other tasks. Disruption or termination of supply sources or subcontractors, due to natural disasters or other causes, could delay shipments and could have a material adverse effect on the Company. Although there are generally alternate sources for these materials and services, qualification of the alternate sources could cause delays sufficient to have a material adverse effect on the Company. Several of the Company's outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Taiwan, Singapore, Thailand, Malaysia, the Philippines, Germany, Israel and Canada. The Company's largest source of silicon wafers is an outside foundry located in China and a significant amount of the Company's assembly and test operations are conducted by third-party contractors in Malaysia, the Philippines and China.

Note 15. Matters Related to Historical Stock Option Practices

Since May 2006, the Company has incurred substantial expenses for legal, accounting, tax and other professional services in connection with matters associated with or stemming from its historical stock option practices. In fiscal years 2011, 2010 and 2009, respectively, approximately $13.6 million, $3.3 million (net of insurance recovery of $8.7 million) and $1.6 million (net of insurance recovery of $250,000) of legal expenses and liability accruals were recorded in relation to these matters. These expenses include claims for advancement of legal expenses to current and former directors, officers and executives under pre-existing indemnification agreements and to other current and former employees under the California Labor Code and a resolution of the Board of Directors authorizing such advances. See Note 12 for additional information regarding indemnification.

Note 16: Business Interruption Insurance Recoveries

On July 31, 2008, a fire occurred at the Company's Reynosa, Mexico manufacturing facility. The Company received proceeds under the relevant insurance policies that it maintains for both property damage and business interruption. In fiscal year 2010, the Company received a business interruption recovery of $1.4 million that was recorded to Selling, general and administrative. No further insurance proceeds are expected with regards to this incident.

Note 17. Stock Repurchase Program; Treasury Shares

In the first quarter of fiscal year 2009, the Company announced that the Board of Directors authorized the repurchase of up to $50 million of the Company's common stock from time to time through negotiated or open market transactions (the "2008 Program"). The 2008 Program does not have an expiration date.

In addition to repurchase activity under the 2008 Program, the Company typically withholds shares from vested restricted stock to pay employee payroll and income tax withholding liabilities.

Summary of Repurchase and Withholding Activity

	Fiscal year ended					
	January 30, 2011		January 31, 2010		January 25, 2009	
(in thousands, except per share data)	**Shares**	**Value**	**Shares**	**Value**	**Shares**	**Value**
Repurchases under the 2004 program	—	$ —	—	$ —		
Repurchases under the accelerated stock purchase plan	—	—	—	—		
Repurchases under the 2008 program	74,702	1,258	104,528	1,390	2,524,451	33,665
Shares withheld from vested restricted shares	89,934	1,561	101,822	1,541	81,868	1,398
Total activity	164,636	$2,819	206,350	$2,931	2,606,319	$35,063

The Company currently intends to hold the repurchased and withheld shares as treasury stock. The Company typically reissues treasury shares to settle stock option exercises and restricted share grants.

Note 18. Recent Accounting Pronouncements

FASB Accounting Standards Update ("ASU") No. 2010-17, "Revenue Recognition (Topic 605)—Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force." This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This ASU will be effective on a prospective basis for milestones achieved beginning in our of fiscal year 2012. The Company does not expect the adoption of this ASU to have a significant effect on its consolidated financial statements.

Note 19. Selected Quarterly Financial Data (Unaudited)

The following tables set forth the Company's unaudited Consolidated Statements of Income data for each of the eight quarterly periods ended January 30, 2011, as well as that data expressed as a percentage of the Company's net sales for the quarters presented. All quarters presented consisted of thirteen weeks except for the quarter ended January 31, 2010 which consisted of fourteen weeks. The sum of quarterly per share amounts may differ from year to date amounts due to rounding.

Selected Quarterly Financial Data (Unaudited)

	Fiscal Year 2011				Fiscal Year 2010			
	Quarters Ended				Quarters Ended			
(in thousands, except per share amounts)	May 2 2010	August 1 2010	October 31 2010	January 30 2011	April 26 2009	July 26 2009	October 25 2009	January 31 2010
Net Sales	$101,880	$113,227	$123,125	$116,270	$60,077	$66,317	$ 75,147	$85,019
Cost of Sales	44,833	45,795	49,304	46,264	27,345	30,165	33,776	39,228
Gross Profit	57,047	67,432	73,821	70,006	32,732	36,152	41,371	45,791
Operating costs and expenses:								
Selling, general & administrative	26,351	24,915	35,501	23,637	17,267	16,279	18,521	25,218
Product development & engineering	15,303	17,404	18,400	18,517	10,085	10,893	10,467	13,705
Acquisition related items	2,405	2,405	2,406	2,304	303	302	303	1,440
Restructuring charges	—	—	—	—	188	160	—	—
Total operating costs and expenses	44,059	44,724	56,307	44,458	27,843	27,634	29,291	40,363
Operating income	12,988	22,708	17,514	25,548	4,889	8,518	12,080	5,428
Interest and other income, net	197	308	3	66	1,290	282	1,136	346
Income before taxes	13,185	23,016	17,517	25,614	6,179	8,800	13,216	5,774
Income tax expense (benefit)	2,383	3,354	1,412	(389)	1,236	1,380	34,103	(3,705)
Net income	$ 10,802	$ 19,662	$ 16,105	$ 26,003	$ 4,943	$ 7,420	$(20,887)	$ 9,479
Earnings per share:								
Basic	$ 0.18	$ 0.32	$ 0.26	$ 0.41	$ 0.08	$ 0.12	$ (0.34)	$ 0.15
Diluted	$ 0.17	$ 0.31	$ 0.25	$ 0.39	$ 0.08	$ 0.12	$ (0.34)	$ 0.15
Weighted average number of shares:								
Basic	61,420	61,933	62,493	63,506	60,321	60,493	61,030	61,238
Diluted	63,181	63,552	64,555	66,213	60,593	61,044	61,030	62,501

	Fiscal Year 2011				Fiscal Year 2010			
	Quarters Ended				Quarters Ended			
	May 2 2010	August 1 2010	October 31 2010	January 30 2011	April 26 2009	July 26 2009	October 25 2009	January 31 2010
Net Sales	100%	100%	100%	100%	100%	100%	100%	100%
Cost of Sales	44%	40%	40%	40%	46%	45%	45%	46%
Gross Profit	56%	60%	60%	60%	54%	55%	55%	54%
Operating costs and expenses:								
Selling, general & administrative	26%	22%	29%	20%	29%	25%	25%	30%
Product development & engineering	15%	15%	15%	16%	17%	16%	14%	16%
Acquisition related items	2%	2%	2%	2%	1%	0%	0%	2%
Restructuring charges	0%	0%	0%	0%	0%	0%	0%	0%
(Insurance recovery) legal expenses, net	0%	0%	0%	0%	0%	0%	0%	0%
Total operating costs and expenses	43%	39%	46%	38%	47%	42%	39%	48%
Operating income	13%	20%	14%	22%	8%	13%	16%	6%
Interest and other income, net	0%	0%	0%	0%	2%	0%	2%	0%
Income before taxes	13%	20%	14%	22%	10%	13%	18%	6%
Income tax expense (benefit)	2%	3%	1%	0%	2%	2%	45%	-4%
Net income	11%	17%	13%	22%	8%	11%	-27%	10%

Reclassification affecting unaudited financial statements issued in fiscal year 2011

Subsequent to the issuance of its October 31, 2010 unaudited consolidated financial statements, the Company determined that certain time deposits with original maturities ranging from six, nine, and twelve months should have been classified as Temporary Investments instead of Cash and Cash Equivalent on the Company's Balance Sheets. As of May 2, 2010 and August 1, 2010, the reclassification between these two current balance sheet captions totaled $28 million and increased to $59 million as of October 31, 2010.

Consequently, the Company did not include the cash flows from the purchase and maturities of these time deposits under the "cash flows from investing activities" section of the statement of cash flows for the same respective periods. Reporting purchases and maturities on a gross basis, after reclassification, the Company's purchases of available-for-sale investments increased from $32 million to $60 million and $54 million to $82 million for the three- and six-month periods ended May 2, 2010 and August 1, 2010, respectively. There were no maturities during the three- and six-month interim periods. During the nine-months ended October 31, 2010, purchases of available-for-sale investments increased from $85 million to $149 million and proceeds from sales and maturities of available-for-sale investments increased from $80 million to $85 million. Overall, the reclassification caused net cash used in investing activities to increase from $11 million to $39 million for the three-month period ended May 2, 2010; $16 million to $44 million for the six-month period ended August 1, 2010; and $23 million to $82 million for the nine-month period ended October 31, 2010.

After reclassifications within investing activities, the subtotals within the cash flow statement are as follows:

(in thousands)	Three Months Ended May 2, 2010	Six Months Ended August 1, 2010	Nine Months Ended October 31, 2010
Net cash provided by operating activities	8,200	35,028	64,606
Net cash used in investing activities	(39,381)	(43,918)	(81,781)
Net cash provided by financing activities	4,950	6,210	19,785
Net increase (decrease) in cash and cash equivalents	(26,231)	(2,680)	2,610
Effect of exchange rate changes	—	—	1
Cash and cash equivalents at beginning of period	80,598	80,598	80,598
Cash and cash equivalents at end of period	54,367	77,918	83,209

The reclassification does not have any impact on the Company's income for the interim periods within fiscal year 2011 or the trend of earnings. Cash flows from operating activities and cash flows used by financing activities are unaffected by the reclassification. Also, the reclassification has no effect on balance sheet subtotals such as current assets and total assets. Taking into consideration both quantitative and qualitative factors, the Company determined that the reclassification is not material to the Company's balance sheet and statement of cash flows for the respective prior interim periods and therefore the Company has not restated previously issued interim financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of January 30, 2011. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of such date.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended January 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management has concluded that as of January 30, 2011 the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this report, has issued an attestation report on our internal control over financial reporting as of January 30, 2011. Ernst & Young LLP's attestation report is included in Item 8 of this report.

Item 9B. Other Information

We believe that all information that was required to be disclosed in a report on Form 8-K during the fourth quarter of fiscal year 2011 was reported on a Form 8-K during that period.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a written Code of Conduct that applies to everyone in the Company, including our Chief Executive Officer, Chief Financial Officer and Controller. Our Code of Conduct serves as our written code of ethics for those officers, and for persons performing similar functions. Our current Code of Conduct is incorporated in this Annual Report on Form 10-K for fiscal year 2011 as Exhibit 14. The Code of Conduct is also available at the Corporate Governance section of the Investors page on our website at www.semtech.com. Alternatively, you can request a copy of the Code of Conduct free of charge by sending a written request to the Company's Secretary at 200 Flynn Road, Camarillo, CA 93012. If we make any substantive amendments to the Code of Conduct or grant any waiver, including an implicit waiver, from the Code of Conduct to our Chief Executive Officer, Chief Financial Officer or Controller, we will within four business days of the event disclose the nature of the amendment or waiver on our website or in a report on Form 8-K.

The information relating to our directors, our nominees for directors, and our executive officers pursuant to Items 401; and Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K required by this item will be contained under the caption "Proposal 1: Election of Directors" in our Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 23, 2011, to be filed with the SEC pursuant to Regulation 14A of the Exchange Act and is hereby specifically incorporated by reference thereto.

The information required pursuant to Item 405 of Regulation S-K will be contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement relating to our annual meeting of stockholders, to be held on June 23, 2011, to be filed with the SEC pursuant to Regulation 14A of the Exchange Act and is hereby specifically incorporated by reference thereto.

Item 11. Executive Compensation

The information required under this item will appear under the captions "Director Compensation," "Compensation Discussion and Analysis", "Executive Compensation" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 23, 2011, to be filed by us with the SEC pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item will appear under the captions "Beneficial Ownership of Securities," "Securities Authorized for Issuance under Equity Compensation Plans" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 23, 2011, to be filed by us with the SEC pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item will appear under the captions "Election of Directors (Proposal Number 1)" "Corporate Governance, Transactions with Related Parties" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 23, 2011, to be filed by us with the SEC pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

Item 14. Principal Accounting Fees and Services

The information required under this item will appear under the captions "Independent Accountant Fees," and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 23, 2011, to be filed by us with the SEC pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) The financial statements, schedules, and reports included in this Form 10-K. are listed in the index under Item 8 in this report.

(a)(2) Schedules other than those listed in Item 8 are omitted since they are not applicable, not required, or the information required to be set forth herein is included in the consolidated financial statements or notes thereto.

SCHEDULE II

SEMTECH CORPORATION AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED JANUARY 30, 2011

	Balance at Beginning of Year	Charged (Reversal) to Costs and Expenses	Deductions	Balance at End of Year
Year ended January 25, 2009				
Allowance for doubtful accounts	$ 369,000	$477,000	$ (3,000)	$ 843,000
Year ended January 31, 2010				
Allowance for doubtful accounts	$ 843,000	$459,000	$ —	$1,302,000
Year ended January 30, 2011				
Allowance for doubtful accounts	$1,302,000	$ 53,924	$(247,703)	$1,108,221

(a)(3) Exhibits. These exhibits are available without charge upon written request directed to the Company's Secretary at 200 Flynn Road, Camarillo, CA 93012. Documents that are not physically filed with this report are incorporated herein by reference to the location indicated. Exhibits 10.1 through 10.44 constitute management contracts or compensatory plans or arrangements.

Exhibit No.	Description	Location
2.1	Agreement and Plan of Merger, dated November 18, 2009, by and among Semtech Corporation, Sierra Monolithics, Inc., SMI Merger Corp. and Shareholder Representative Services	Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 15, 2009
2.2	First Amendment to Agreement and Plan of Merger, dated December 9, 2009, by and among Semtech Corporation, Sierra Monolithics, Inc., SMI Merger Corp. and Shareholder Representative Services	Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 15, 2009
3.1	Restated Certificate of Incorporation of Semtech Corporation	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 26, 2003
3.2	Bylaws of Semtech Corporation	Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.1	The Company's 1994 Long-term Stock Incentive Plan, as amended	Exhibit 4.1 to the Company's Registration Statement on Form S-8 (333-44033) filed January 9, 1998
10.2	The Company's 1994 Non-Employee Directors Stock Option Plan, as amended	Exhibit 4.1 to the Company's Registration Statement on Form S-8 (333-00599) filed January 31, 1996
10.3	The Company's Long-Term Stock Incentive Plan, as amended and restated	Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007
10.4	The Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan, as amended and restated	Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006

Exhibit No.	Description	Location
10.5	Form of Long Term Stock Incentive Plan Award Agreement for Options Awarded to Non-Employee Directors on December 5, 2002	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2002
10.6	Form of Long-Term Stock Incentive Plan Award Agreement (Non-Employee Directors)	Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 7, 2006
10.7	Form of Long-Term Stock Incentive Plan Award Agreement (Executive Officers)	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 25, 2004
10.8	Form of Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan Award Agreement	Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 25, 2004
10.9	Form of Long-Term Stock Incentive Plan Award Certificate	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006
10.10	Form of Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan Award Certificate	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006
10.11	Adoption Agreement adopting The Executive Nonqualified "Excess" Plan (known as the Semtech Executive Compensation Plan) as amended and restated effective January 1, 2005	Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2007
10.12	Amended and Restated Plan Document for The Executive Nonqualified "Excess" Plan (known as the Semtech Executive Compensation Plan), effective January 1, 2005	Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2007
10.13	Trust Agreement dated as of January 1, 2004 between Semtech Corporation and Bankers Trust Company, as Trustee, related to the Semtech Executive Compensation Plan	Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 25, 2004
10.14	Form of Indemnification Agreement for Directors and Executive Officers	Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 24, 2010
10.15	Cash Bonus Incentive Plan amended and restated as of January 30, 2006	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 1, 2006
10.16	Semtech Corporation Bonus Plan	Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 28, 2006
10.17	Semtech Corporation Bonus Plan, amended and restated effective January 29, 2007 (also known as the "Executive Bonus Plan")	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 12, 2007
10.18	Employment Offer Letter to Mohan Maheswaran, accepted as of March 12, 2006	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 14, 2006
10.19	Restricted Stock Award Agreement dated April 3, 2006 with respect to inducement award of restricted stock to Mohan Maheswaran	Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 5, 2006

Exhibit No.	Description	Location
10.20	Stock Option Award Agreement dated April 3, 2006 with respect to time-vested inducement options awarded to Mohan Maheswaran	Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 5, 2006
10.21	Stock Option Award Agreement dated April 3, 2006 with respect to performance-vested inducement options awarded to Mohan Maheswaran	Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 5, 2006
10.22	Employment Offer Letter to Emeka Chukwu, accepted as of November 11, 2006	Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007
10.23	Memo to Emeka Chukwu dated, April 5, 2007	Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007
10.24	Form of Long-Term Stock Incentive Plan Option Award Certificate	Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 12, 2007
10.25	Form of Long-Term Stock Incentive Plan Restricted Stock Award Certificate	Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 12, 2007
10.26	Form of Long-Term Stock Incentive Plan Performance Unit Award Certificate	Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 12, 2007
10.27	Form of Long-Term Stock Incentive Plan Option Award Certificate (Non-Employee Directors)	Exhibit 10.5 to the Company's Current Report on Form 8-K filed June 12, 2007
10.28	Form of Long-Term Stock Incentive Plan Non-Employee Director Stock Unit Award Certificate	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 19, 2007
10.29	Form of Long-Term Stock Incentive Plan Restricted Stock Unit Award Certificate	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 20, 2008
10.30	Semtech Corporation Executive Stock Ownership Guidelines	Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.31	Semtech Corporation 2008 Long-Term Equity Incentive Plan	Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.32	Semtech Corporation Chief Executive Officer Bonus Plan, as amended on March 1, 2011	Filed herewith
10.33	Semtech Corporation 2007 SMI Assumed Plan	Exhibit 4.3 to the Company's Registration Statement on Form S-8, Registration No. 333-163780, filed on December 16, 2009
10.34	Semtech Corporation 2000 SMI Assumed Plan	Exhibit 4.2 to the Company's Registration Statement on Form S-8, Registration No. 333-163780, filed on December 16, 2009
10.35	Semtech Corporation 2009 Long-Term Equity Inducement Plan	Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 15, 2009

Exhibit No.	Description	Location
10.36	Form of Semtech Corporation 2009 Long-Term Equity Inducement Plan Award Agreements (Performance-Based Vesting)	Exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2010
10.37	Form of Semtech Corporation 2009 Long-Term Equity Inducement Plan Award Agreements (Time-Based Vesting)	Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2010
10.38	Restricted Stock Award Agreement dated March 29, 2010 with respect to time-based restricted stock award to Mohan Maheswaran	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2011
10.39	Master Confirmation dated May 30, 2007 between Semtech Corporation and Goldman, Sachs & Co.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 1, 2007
10.40	Supplemental Confirmation dated May 30, 2007 between Semtech Corporation and Goldman, Sachs & Co.	Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 1, 2007
10.41	Semtech Corporation Executive Change in Control Retention Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 1, 2010
10.42	Form of Participation Agreement under the Semtech Corporation Executive Change in Control Retention Plan for non-Swiss employees	Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 1, 2010
10.43	Form of Participation Agreement under the Semtech Corporation Executive Change in Control Retention Plan for Swiss employees	Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 1, 2010
10.44	Policy Regarding Director Compensation	Filed herewith
14	Semtech Corporation Code of Conduct	Exhibit 14.1 to the Company's Current Report on Form 8-K filed June 25, 2010
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 as amended.	Filed herewith
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 as amended.	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002 (As set forth in Exhibit 32.1 hereof, Exhibit 32.1 is being furnished and shall not be deemed "filed".)	Filed herewith

Exhibit No.	Description	Location
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002 (As set forth in Exhibit 32.2 hereof, Exhibit 32.2 is being furnished and shall not be deemed "filed".)	Filed herewith
101.INS	XBRL Instance Document*	
101.SCH	XBRL Taxonomy Extension Schema Document*	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

Semtech Corporation

By: /s/ Mohan R. Maheswaran

Mohan R. Maheswaran
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 31, 2011	/s/ Mohan R. Maheswaran Mohan R. Maheswaran President and Chief Executive Officer Director
Date: March 31, 2011	/s/ Emeka Chukwu Emeka Chukwu Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)
Date: March 31, 2011	/s/ Rockell N. Hankin Rockell N. Hankin Chairman of the Board
Date: March 31, 2011	/s/ Glen M. Antle Glen M. Antle Director
Date: March 31, 2011	/s/ W. Dean Baker W. Dean Baker Director
Date: March 31, 2011	/s/ James P. Burra James P. Burra Director
Date: March 31, 2011	/s/ Bruce C. Edwards Bruce C. Edwards Director
Date: March 31, 2011	/s/ James T. Lindstrom James T. Lindstrom Director
Date: March 31, 2011	/s/ John L. Piotrowski John L. Piotrowski Director

Exhibit 21.1

Subsidiaries of Semtech Corporation

- Semtech Corpus Christi Corporation (a Texas corporation)
    - Semtech Corpus Christi, S.A. de C.V. (a Mexican corporation)
- Semtech New York Corporation (a Delaware corporation)
- Semtech San Diego Corporation (a California corporation)
- Sierra Monolithics, Inc. (a California corporation)
- Semtech (International) AG (a Swiss company limited by shares)
    - Semtech France SARL
    - Semtech Germany GmbH
    - Semtech Switzerland GmbH
    - Semtech Limited (a private limited company under the Companies Act 1948 to 1967 of the United Kingdom, registered in Scotland)
    - Semtech Neuchâtel SARL (a Swiss limited liability company)
    - Semtech Semiconductor (Shenzhen) Company Limited
    - Semtech Semiconductor (Malaysia) Sdn Bhd
    - Semtech Semiconductor Holdings Limited
        - Semtech Semiconductor (Chengdu) Co. Ltd.
        - Semtech Semiconductor (Shanghai) Co., Ltd.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

- the Registration Statement on Form S-8 of Semtech Corporation (File No. 033-85156), filed October 14, 1994 with respect to registration of 300,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 033-85158), with respect to registration of 100,000 shares of the Company's common stock for the Company's 1994 Non-Employee Directors' Stock Option Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-00597), filed January 31, 1996 with respect to registration of 400,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-00599), filed January 31, 1996 with respect to registration of 150,000 shares of the Company's common stock for the Company's 1994 Non-Employee Directors Stock Option Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-27777) filed May 23, 1997 with respect to registration of 800,000 shares of the Company's common stock for the 1994-Long Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-44033), filed January 9, 1998 with respect to registration of 800,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-80319), filed June 9, 1999 with respect to registration of 2,150,868 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-3 of Semtech Corporation (File No. 333-95183), filed January 21, 2000 with respect to registration of 495,403 shares of the Company's common stock in conjunction with the acquisition of USAR Systems, Incorporated;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-50448) filed November 22, 2000 with respect to registration of 4,000,000 shares of the Company's common stock for the Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-60396) filed May 8, 2001 with respect to registration of 4,000,000 shares of the Company's common stock for the Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan and 200,000 shares of the Company's common stock for Non-Statutory Stock Option Grants made to Directors in December 1997;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-118802) filed September 3, 2004 with respect to registration of 550,000 shares of the Company's common stock for Non-Qualified Stock Option Grants made to certain executive officers in November 2002 and April 2004;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-118804) filed September 3, 2004 with respect to registration of 4,902,200 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-142151) filed April 16, 2007 with respect to registration of 3,097,800 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;
- the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-142153) filed April 16, 2007 with respect to registration of 600,000 shares of the Company's common stock for Non-Qualified Stock Option Grants and Restricted Stock Awards to Chief Executive Officer Maheswaran; and

- The Registration Statement on Form S-8 of Semtech Corporation (File No. 333-152939) filed August 11, 2008 with respect to registration of 11,791,337 shares of the Company's common stock for the Company's 2008 Long-Term Equity Incentive Plan.
- The Registration Statement on Form S-8 of Semtech Corporation (File No. 333-163780) filed December 16, 2009 with respect to registration of 796,661 shares of Semtech's common stock for Semtech's 2009 Long-Term Equity Inducement Plan, 266,020 shares of Semtech's common stock for Semtech's 2000 SMI Assumed Plan and 683,205 shares of Semtech's common stock for Semtech's 2007 SMI Assumed Plan.

of our reports dated March 31, 2011, with respect to the consolidated financial statements and financial statement schedule of Semtech Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Semtech Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended January 31, 2011.

/s/ Ernst & Young LLP

Westlake Village, California
March 31, 2011

Exhibit 31.1

CERTIFICATION

I, Mohan R. Maheswaran, certify that:

1. I have reviewed this annual report on Form 10-K of Semtech Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ Mohan R. Maheswaran

Mohan R. Maheswaran
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Emeka Chukwu, certify that:

1. I have reviewed this annual report on Form 10-K of Semtech Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ Emeka Chukwu

Emeka Chukwu
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Semtech Corporation (the "Company") on Form 10-K for the fiscal year ended January 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mohan R. Maheswaran, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2011

/s/ Mohan R. Maheswaran
Mohan R. Maheswaran
President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Semtech Corporation and will be retained by Semtech Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The information contained in this Exhibit 32.1 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Exhibit 32.1 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to this Exhibit 32.1 in such filing.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Semtech Corporation (the "Company") on Form 10-K for the fiscal year ended January 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Emeka Chukwu, Chief Financial Officer, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2011

/s/ Emeka Chukwu
Emeka Chukwu
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Semtech Corporation and will be retained by Semtech Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The information contained in this Exhibit 32.2 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Exhibit 32.2 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to this Exhibit 32.2 in such filing.

Semtech Leadership Team

Mohan Maheswaran
President and Chief Executive Officer

Ken Barry
Vice President, Human Resources

Emeka Chukwu
Vice President, Finance,
Chief Financial Officer

Alain Dantec
Senior Vice President, General Manager, Advanced Communications and Sensing Product Group

Jonathan Hahn
Vice President, Information Technology,
Chief Information Officer

Charles E. Harper
Senior Vice President, Strategy and Systems Innovation Group

Randall H. Holliday
Vice President, General Counsel and Secretary

James Kim
Senior Vice President, Worldwide Sales and Marketing

Jeff Pohlman
Senior Vice President, General Manager,
Protection Product Group

Simon Prutton
Vice President, General Manager,
Power Management Product Group

Asaf Silberstein
Vice President, Worldwide Operations

Jose Vargas
Vice President, General Manager,
Microwave and High Reliability Product Group

Mike Wilson
Chief Technology Officer, Senior Vice President,
Quality and Reliability

Board Members

Rockell N. Hankin
Chairman of the Board, Semtech Corporation; Vice Chairman, The Kavli Foundation; Board Member, privately held companies; Investor

Glen M. Antle
Former Chairman and Director of Trident Microsystems, Inc.; Former Chairman of Quickturn Design Systems, Inc.; Former Co-Chairman and CEO of Cadence Design Systems, Inc.

Wilford Dean Baker
Compensation Committee Chair; President, NanoPrecision Holding Company, Inc.; Consultant in Technology and Management

James P. Burra
Vice Chairman and Audit Committee Chair; CEO, Endural, LLC and its predecessors

Bruce C. Edwards
Executive Chairman Emeritus,
Powerwave Technologies, Inc.

James T. Lindstrom
Nominating and Governance Committee Chair; Former CFO, eSilicon Corporation

Mohan Maheswaran
President and Chief Executive Officer,
Semtech Corporation

John L. Piotrowski
General, USAF (Ret.); President and CEO, Aerospace and Management Consulting

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone: 877-868-8019
Web: www.bnymellon.com/shareowner/equityaccess

Exchange

NASDAQ

Ticker Symbol

SMTC

Corporate Headquarters

200 Flynn Road
Camarillo, CA 93012
Telephone: 805-498-2111

Semtech Website

www.semtech.com

Contact Web E-Mail

webir@semtech.com

Investor Relations

Telephone: 805-480-2004

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Semtech Corporation
200 Flynn Road
Camarillo, CA 93012
Phone: 805-498-2111
Web: www.semtech.com

This is a greener annual report.

Semtech Corporation is committed to reducing its impact on the environment. By producing our printed report using 1,660 pounds of paper made from 100 percent postconsumer recycled fiber as opposed to 100 percent virgin wood fiber, we lessened the impact on the environment in the following ways:

 21 trees preserved for the future

 7,000,000 BTUs of energy conserved

 4,328 pounds of greenhouse gas reduced

 9,833 gallons of waste water eliminated

 597 pounds of solid waste eliminated


100%

This annual report uses 1,660 lbs. of paper which has a postconsumer recycled percentage of 100%.